

SS&C Technologies Holdings, Inc.

2025 Annual Report on 10-K

Dear Fellow Stockholders,

Thank you for your continued investment in SS&C Technologies. 2025 was defined by record performance, meaningful innovation and investment, and disciplined capital allocation. We enter 2026 with conviction in our strategy, our people, and the long-term opportunity ahead.

SS&C delivered record revenues and earnings in 2025. We reported GAAP revenue of $6,272.2 million, GAAP operating income of $1,436.7 million, and GAAP diluted earnings per share of $3.15. On an adjusted basis, we posted revenue of $6,276.2 million, a 6.6% increase from 2024, $2,462.3 million in adjusted consolidated EBITDA, and $6.14 in diluted earnings per share. We continue to invest in our business and spent $625.0 million on sales and marketing, and over $500.0 million on research and development.

We generated cash flow from operations of $1,744.8 million, a 25.7% increase from 2024, providing significant flexibility to invest in the business, pursue acquisitions, and return capital to our shareholders. This year, we allocated over $1 billion in share repurchases, purchasing 12.3 million shares, and paid $253.8 million in dividends, returning 43% of available cash flow directly to shareholders. We paid down $628.1 million in debt, bringing our net leverage ratio to 2.8x, and our secured net ratio to 1.7x. Additionally, we completed the acquisition of Calastone this year, expanding our network capabilities and global addressable market.

For 40 years, SS&C has built expertise in financial services and healthcare, providing mission-critical infrastructure embedded in our client's core operations. Systems like Geneva have been a market leader for over 25 years. We believe AI will enhance and amplify the real intelligence we built through four decades of client service and 70 acquisitions. Guided by this philosophy, we operate as Customer Zero: deploying artificial intelligence and similar technologies internally before delivering it to clients. In 2025, we continued to meaningfully accelerate our AI investments. We believe our deep domain expertise, proprietary data, and regulated-environment experience position us uniquely to introduce AI to financial services and healthcare responsibly — with the judgment and governance institutional clients require.

Our 23,000+ global clients reflect the breadth and depth of relationships across the financial services and healthcare ecosystem, and we remain committed to service excellence. The growth of alternatives investments, continued outsourcing of complex middle and back-office functions, and increasing regulatory complexity continue to be tailwinds. SS&C is positioned at the center of these trends.

William C. Stone
Chairman and Chief Executive Officer
SS&C Technologies Holdings, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _______

Commission file number: 001-34675

SS&C TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	**71-0987913**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

80 Lamberton Road
Windsor, CT 06095
(Address of Principal Executive Offices, Including Zip Code)
860-298-4500
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	**SSNC**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☒ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates was $17,502,751,030 based on the closing sale price per share of the registrant's common stock on The Nasdaq Global Select Market on such date.
There were 241,505,294 shares of the registrant's common stock outstanding as of February 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III of this annual report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement for the 2026 annual meeting of stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year end of December 31, 2025. With the exception of the sections of the definitive proxy statement specifically incorporated herein by reference, the definitive proxy statement is not deemed to be filed as part of this annual report on Form 10-K.

SS&C TECHNOLOGIES HOLDINGS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED December 31, 2025
TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual report constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance, underlying assumptions, and other statements that are other than statements of historical facts. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "estimates", "projects", "forecasts", "may", "assume", "intend", "will", "continue", "opportunity", "predict", "potential", "future", "guarantee", "likely", "target", "indicate", "would", "could" and "should" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Such statements reflect management's best judgment based on factors currently known but that are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the state of the economy and the financial services industry and other industries in which our clients operate, the impact of machine learning and artificial intelligence (together, "AI") on our products, services and competitive position, our ability to realize anticipated benefits from our acquisitions, the effect of customer consolidation on demand for our products and services, the variability of revenue as a result of activity in the securities markets, focus of our business on the asset management industry, our ability to retain and attract clients, the intensity of competition with respect to our products and services, risks from cyber-attacks, breaches of digital security, IT system failures and network disruptions, risks associated with third party providers, fluctuations in our operating results, terrorist activities and other catastrophic events, risks associated with our international operations, privacy concerns relating to the collection and storage of personal information, evolving regulations and increased scrutiny from regulators, our ability to protect intellectual property assets and litigation regarding intellectual property rights, delays in product development, investment decisions concerning cash balances, tax risks, risks associated with our joint ventures, changes in accounting standards, our exposure to litigation and other claims, risks related to our substantial indebtedness, and the potential volatility of the market price of our common stock. The factors discussed under "Item 1A. Risk Factors", among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. You should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date on which they are made and, except to the extent required by applicable securities laws, we undertake no obligation to update or revise any forward-looking statements.

The following are some of our registered trademarks and/or service marks in the U.S. and/or in other countries: ADVENT, ADVENT CORPORATE ACTIONS, ADVENT CUSTODIAL DATA, ADVENT GENESIS, ADVENT ONDEMAND, ADVENT PORTFOLIO EXCHANGE, ALGO, ALGORITHMICS, ALTSERVE, ADVENT REVENUE CENTER, ADVICEPLUS, ADVISORWARE, ALL-STAR FUNDS, ALPS, AXYS, BATTEA, BENEFIX, BLACK DIAMOND, BLACK DIAMOND WEALTH PLATFORM, BLUE PRISM, CALASTONE, CARESTEPP, CHARTSOURCE, CTN, THE CLAIMS ENGINE, DBC, ECLIPSE, EZE, EZE CASTLE, EZE ECLIPSE, FAN, FAN MAIL, FIXLINK, GENEVA, GLOBEOP, GLOBEOP HEDGE FUND INDEX, GOREC, INTRALINKS, KNOW YOUR RISK, LIBERTY ALL-STAR FUNDS, MARGINMAN, MARK-TO-FUTURE, MAXIMIS, MINERALWARE, MOXY, MYPLANNETWORK, PACER, PAGES, PORTIA, REALTICK, RECON, RICC, ROLLOVER CENTRAL, RISKWATCH, ROM, ROM ARCHITECT, SAVANTRX, SKYLINE, SS&C, SS&C BLUE PRISM, SS&C EVERYWHERE, SS&C SINGULARITY, SS&C SMARTSOURCE, SS&C TAX BRIGHTLINE, SS&C TAX OPTIMIZER, SYNCOVA, SYLVAN, TA2000, TAMALE, TAMALE RMS, TIER1CRM, TIER1 SECURITY ENGINE, TRAC, TRADETHRU, VISION, WALLETSHARE, and ZOOLOGIC. SS&C Technologies Holdings, Inc. and/or its subsidiaries in the U.S. and/or in other countries have trademark or service mark rights to certain other names and marks other than those referred to in this annual report.

SS&C Technologies Holdings, Inc., or "SS&C Holdings," is our top-level holding company. SS&C Technologies, Inc., or "SS&C," is our primary operating company and a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. "We," "us," "our" and the "Company" mean SS&C Technologies Holdings, Inc. and its consolidated subsidiaries, including SS&C.

ITEM 1. *BUSINESS*

Overview

SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) is the world's leading hedge fund and private equity administrator, as well as mutual fund transfer agent. SS&C's unique business model combines end-to-end expertise across financial services operations with software and solutions to deliver value to customers of any size, scale, or complexity in the financial services and healthcare industries. SS&C owns and operates the full technology stack across securities accounting, front-to-back-office operations, performance and risk analytics, regulatory reporting and healthcare information processes.

SS&C's trusted and proven technology delivers an unparalleled level of scalable capabilities for the most complex portfolios, the most sophisticated strategies, and the highest volumes of transactions. Through a series of carefully selected acquisitions, lift outs, and focused research and development, the breadth and depth of SS&C's expertise in financial services and healthcare technology are unmatched.

Founded in 1986 and headquartered in Windsor, Connecticut, the Company is home to more than 28,000 employees and has more than 100 offices in 35 countries globally. With more than 23,000 clients spanning the health and financial services industries, our customers' needs and requirements are always at the forefront of our strategy. We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand cloud solutions which are managed and hosted at our facilities, and specialized software products, which are deployed at our clients' facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to deliver comprehensive fund administration services to alternative and traditional asset managers, including fund manager services, transfer agency services, funds-of-funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise, cloud-based or hosted applications, as well as multi-tenant or dedicated applications. Additionally, we provide clients with targeted, blended solutions based on a combination of software and software-enabled services. We believe our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software.

SS&C operates the Intralinks business, a leading provider of secure virtual data room solutions that support mergers and acquisitions, capital raising, investor reporting, and other strategic transactions. In addition, our 2022 acquisition of Blue Prism enables us to deploy intelligent automation and robotic process automation ("RPA"), including artificial intelligence ("AI") driven and agentic solutions, to improve the efficiency of our own operations and help clients modernize workflows across financial services and healthcare.

We also serve the healthcare industry through SS&C Health, our technology-enabled services and solutions business. The mission of SS&C Health is to help our clients deliver a better healthcare experience. SS&C Health offerings include pharmacy and medical claims processing, clinical and care management programs, population health analytics, digital workforce solutions, and member engagement capabilities. These solutions are delivered through a scalable, cloud-enabled, and cost-efficient operating model.

SS&C Health primarily serves health plans and pharmacy benefit managers, with a particular focus on organizations supporting government-sponsored programs and those seeking a flexible, high-performance alternative to large, fully integrated vendors. As a comprehensive partner to payers, SS&C Health provides solutions across the health plan operating lifecycle, including core claims platforms, operational software, and value-added applications for risk adjustment quality management. Together, these capabilities enable us to address the needs of a diverse payer client base across all major market segments.

Our business model is characterized by high revenue retention rates and significant cash flow. We generate revenues primarily through our high-value software-enabled services. Our software-enabled services are generally provided under contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party. We also generate revenues by licensing our software to clients through either perpetual or term licenses and by selling maintenance services. Maintenance services are generally provided under annually renewable contracts. Pricing in our software-enabled services businesses scales based on several factors which can include our clients' assets under management, the complexity of asset classes managed, the number of accounts serviced, the volume of transactions, number of medical claims, the volume of pharmacy claims and the extent and scale of service the client requires. We have experienced average revenue retention rates in each of the last five years of greater than 95% on our software-enabled services and maintenance and term licenses contracts for our core enterprise products. We believe the high value-added nature of our products and services has enabled us to maintain our high revenue retention rates.

We generated revenues of $6,272.2 million for the year ended December 31, 2025 as compared to revenues of $5,882.0 million for the year ended December 31, 2024. In 2025, we generated 67% of our revenues from clients in the United States and 33% from clients outside the United States. Our revenues are highly diversified, with our largest client in 2025 accounting for less than 5% of our revenues. Additional financial information, including geographic information, is available in our Consolidated Financial Statements and Note 13 to our Consolidated Financial Statements.

Our Industry

We serve a number of vertical markets within the financial services and healthcare industries – the primary industries in which we operate. Our financial services clients include alternative investment funds, investment management firms, institutional and retail asset managers, insurance companies, registered investment advisors ("RIAs"), wealth managers, banks and brokerage firms. Our healthcare clients include individual and government sponsored health plans and healthcare providers. We believe financial services and healthcare providers will increasingly turn to IT solutions, inclusive of automated, agentic and AI, provided by an independent vendor, as a result of economic challenges and heightened regulatory requirements. Financial services firms are in a search for more risk-averse business strategies, simplified regulatory compliance, and full service solutions provided by a single vendor. Healthcare providers are looking to improve their customers' experiences through better access to data and an enhanced user interface. As a result, we believe these industries will continue to invest in IT and outsourcing solutions.

Market Trends

The demand for our products and services comes from a number of distinct sources: new formations in asset and wealth management and healthcare, new business lines and combinations of business lines at existing clients, objectives to leverage technology to increase operational efficiency, merger and acquisition activity, replacement of legacy in-house operations and competitor systems and expansion of our existing client relationships. Underlying these demand drivers are several industry trends, including:

- *Diversification of business lines, product proliferation and complexity.* As investment managers look to grow through diversified offerings (alternative assets, real assets, and private equity) in global markets, they require technology investments and servicing partners with the depth, experience, and flexibility to deliver a return on their investment for different types of businesses models. Our scalable solutions allow clients to focus on growth, diversification, and other strategic business imperatives. Our customers' business models and product offerings are becoming increasingly complex. We aim to simplify organizations and make continuous improvements to our systems to handle complexity.

- *Regulatory changes.* Our clients must comply with rules, regulations, directives, and standards from governmental and self-regulating organizations. Our clients rely on us to navigate new requirements and facilitate compliance in today's dynamic and evolving regulatory environment. We are uniquely positioned to interpret regulations and impact on clients, enabling the implementation of technology solutions. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services.

- *Focus on digital transformation with Artificial Intelligence.* Evaluating the implications of new technologies is a challenge for our clients. By combining institutional-grade quality with cutting-edge technology, we help apply the right solutions to assist our clients grow their business more efficiently. Many of our clients face internal digital transformation projects or external threats from emerging tech disrupter competition. As a result, clients invest in new technology to help expand profit margins and offer new products. In addition, new technology incorporating AI, including agentic AI, is gaining traction, including within the financial services and healthcare industries. These next generation tools are driving digital transformation, with significant investments being made in AI-powered solutions to improve customer experience, reduce costs, and enhance operational efficiency. In financial services, intelligent automation and agentic AI are being used, for example, to enhance risk management, optimize loan and credit processing, and provide personalized customer support, while in healthcare, these technologies are being used, for example, to improve clinical decision support, enhance patient engagement, and triage medical imaging appointments. However, the increasing autonomy of AI systems also raises important questions about accountability, transparency, and potential risks. Our Blue Prism services-led Agent Solutions offer domain-specific, production-tested and outcome-focused AI agents to fit specific business needs. We have also adopted our own automation technology across SS&C operations, which is our Customer Zero program, meaning our solutions are tested in real-world use cases with tangible, proven outcomes. Learning from our deployment of these technologies helps our customers fast-track their own AI programs. SS&C has also developed AI Gateway, our enterprise-grade governance platform that accelerates the safe integration of AI into complex business processes. Unlike some public large language model ("LLM") solutions, AI Gateway is a vertically integrated stack that keeps data fully

protected, enabling organizations to scale AI with confidence.

- *Increased demands for transparency, efficiency and risk management in financial services.* Firms continue to focus on operational risk, resulting from concerns regarding transparency and counterparty exposure. This continued focus has led investment management firms to strive to provide investment data accurately, institutionalize investment operations and automate their investment process. On the wealth management and advisory sides of our business, we have further evolved the relationship between the end client and a firm, with investors demanding transparency and a customized client experience. In addition, we expect wealth managers to continue addressing their clients' preferences for transparency and communication. Finally, institutional and individual investors, faced with increasingly competitive low-fee and automated choices, push investment managers for greater efficiencies and lower fees.
- *Accelerated adoption of outsourcing and cloud-based solutions.* The financial services industry continues to seek more efficient and lower cost operating models in order to achieve their cost savings and margin goals. SS&C sees increased interest in third-party outsourcing and cloud-based solutions as a way for financial services companies to control costs, gain efficiency and decrease operational risk. SS&C offers a holistic approach to outsourcing as a single partner with various end solutions.
- *Technology integration in healthcare industry's operating model.* In 2026, health technology is reshaping delivery and operational models across the healthcare industry. AI has evolved from pilot programs to widespread deployment, supporting, among other processes, claims adjudication. Cybersecurity has become a strategic imperative as threats escalate, and AI-specific security measures are emerging to protect intellectual property and prevent prompt-injection attacks. Interoperability initiatives are accelerating, with integrated platforms replacing siloed systems to unify electronic health records, telehealth, pharmacy, and laboratory data through Fast Healthcare Interoperability Resources standards. Legacy systems are being replaced by cloud-native, modular platforms that offer scalability and real-time data integration. This shift allows health plans to unbundle services and select best-in-class vendors for claims processing, rebate management, specialty pharmacy, and mail-order operations. Collectively, these trends position health tech companies as strategic partners in cost containment, compliance, and member experience, leveraging transparency, modularity, and advanced technology to meet the demands of an increasingly complex environment.

Competitive Strengths

The following are the core strengths we believe enable us to differentiate ourselves in the markets we serve:

Enhanced capability through software ownership.

We use our proprietary software products and infrastructure to provide software-enabled services, strengthening our overall operating margins and providing a competitive advantage. Because we primarily use our proprietary software to execute our software-enabled services and generally own and control our products' source code, we can quickly enable continuous updates in a highly scalable, reliable and secure manner. This continuous feedback process provides us with a significant advantage over many of our competitors, specifically those software and business process outsourcing competitors that do not offer a comparable model and therefore do not have the same level of hands-on experience with their products. In addition, our 2022 acquisition of Blue Prism enables us to deploy RPA and agentic automation capabilities to our customers, as well as gain internal efficiencies and productivity improvements. Our adoption of our own automation technology across SS&C operations, or our Customer Zero program, means our solutions are tested in real-world use cases with tangible, proven outcomes.

Global industry leader with a strong market position focused on software and software-enabled services for financial services.

We are a global business providing a broad portfolio of software products and software-enabled services and have more than 100 offices worldwide. As of December 31, 2025, we had more than 25,000 development, service and support professionals with significant expertise across the industries we serve and deep working knowledge of our clients' businesses. We provide highly flexible, scalable and cost-effective solutions which enable our financial services clients to track complex securities, better employ sophisticated investment strategies, scale efficiently and meet evolving regulatory requirements. Our products and services allow our clients to automate and integrate their front-office, middle-office and back-office functions, thus enabling straight-through processing in order to increase productivity and reduce costs. We believe our product and service offerings position us as a leader within the specific verticals of the financial services software and services market in which we compete.

Trusted provider to our highly diversified and growing client base.

By providing mission-critical, reliable software products and services for more than 35 years, we have developed a large and growing installed base within the financial services industry. Our clients include some of the largest and most well-recognized financial services firms. We believe our high-quality products and superior services have led to long-term client relationships, some

of which date from our earliest days of operations. Our strong client relationships, coupled with the fact many of our current clients use our products for a relatively small portion of their total funds and investment vehicles under management, provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at a lower cost.

Leading independent alternative fund administration services provider and mutual fund transfer agent.

The third-party service providers participating in the alternative investment market include fund managers, auditors, fund administrators, attorneys, custodians and prime brokers. Each provider performs a valuable function to provide transparency of the fund's assets and the valuation of those assets. However, conflicts of interest may arise when the above parties offer more than one of these services. The industry is increasingly recognizing these conflicts and, as a result, seeking independent fund administrators such as SS&C.

SS&C is the leading fund administrator for alternative investment managers, including hedge funds, private equity, real assets and fund of funds. We are the leading third-party mutual fund transfer agent. Through our Global Investor and Distribution Solutions ("GIDS") business, we deliver global transfer agency and investor servicing powered by a single global servicing platform. Investor servicing is offered in many different countries, including the U.S., Canada, U.K., Ireland, Luxembourg, Australia, Hong Kong and Singapore. SS&C also services mutual fund structures in many other fund domiciles. GIDS leverages SS&C's global regulatory expertise to provide a consistent global approach to regulatory compliance, enabling providers to reduce risk and improve client service. Our highly tenured staff of industry experts allow us to deliver consistent service excellence to the asset management customers we service. We are operating our proprietary software to provide these services, ensuring all aspects of our offering are optimized to deliver cost-effective, accurate solutions.

As a publicly-traded company, our clients and prospects have access to our periodic filings with the SEC, giving them transparency into our overall financial strength.

Experienced management team with strong integrating and operating track record.

Our senior management team has a track record of operational excellence, an average of more than 20 years of experience in the financial services and healthcare industries and a proven ability to acquire and integrate complementary businesses, as demonstrated by the 70 businesses we have acquired since 1995. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses.

Data center ownership and SS&C private cloud.

SS&C owns and operates a global data center footprint to ensure high uptime and regional service delivery for our customers. Our facilities are strategically placed for regional customers and highly scalable. The SS&C Private Cloud delivers our software with very high throughput. Our goal is to manage the infrastructure end-to-end and to limit third-party reliance outside of our control.

SS&C also offers infrastructure and managed IT services through our data centers and private cloud. By handling end-to-end infrastructure management, we reduce reliance on external providers, enhance security, and maintain strict compliance standards. Our managed IT services include design, deployment, maintenance, and ongoing monitoring of clients' technology stacks. The result is a robust, scalable, and resilient foundation which powers growth in financial services, healthcare, and beyond.

Business Strategies

Our strategy is to deliver compelling solutions and value propositions to our customers. The following are key elements to our strategy for achieving this objective:

Build upon and extend our leadership position in software and software-enabled services in the financial services industry.

Since our founding in 1986, we have focused on building substantial financial services domain expertise through close working relationships with our clients. We have developed a deep knowledge base enabling us to respond to our clients' most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services and solutions, investing in internal development and opportunistically acquiring products and services to address the highly specialized needs of the financial services industry.

Our internal product development team works closely with marketing, sales and client service personnel to ensure product evolution reflects developments in the marketplace and trends in client requirements. In addition, we intend to continue to develop our products cost-effectively by leveraging common components across product families. As a result, we believe we enjoy a competitive advantage because we can address the needs of complex clients by providing industry-tested products and services, including cloud-based services and related mobility platforms that meet global market demands and enable our clients to automate and integrate functions for improved productivity, compliance, reduced manual intervention and bottom-line savings.

SS&C's products are sold to a diverse group of clients from niche players in the financial services and healthcare industries to the largest institutions in the world. Furthermore, we believe our client base represents a fraction of the total number of financial services providers globally. We believe we can grow our client base over time as our products and services become more widely adopted. We believe we also have an opportunity to capitalize on the increasing adoption of mission-critical outsourcing operations by financial services and healthcare providers as they continue to replace inadequate legacy solutions and custom in-house solutions which are inflexible and costly to maintain. We also believe we have an opportunity to expand our footprint within existing clients. We will continue to focus on cross-selling our products and bundling solutions. Our software-enabled services revenues increased from $4,488.3 million for the year ended December 31, 2023 to $5,211.1 million for the year ended December 31, 2025.

Capitalize on longer-term secular growth trends in financial services and healthcare industries.

With our global footprint and best-in-class product offerings, we aim to capture a significant share of the IT spend of alternative asset, institutional and retail asset managers, wealth managers and the healthcare industry through leveraging the deeply embedded service offering we provide and outdistancing the competition. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services and motivate clients to develop infrastructure and research management processes to mitigate regulatory exposure. We plan to benefit from the growing software spend in the increasingly complex and more highly regulated financial services and healthcare landscape.

Continue to capitalize on acquisitions of complementary businesses and technologies.

We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, expand our intellectual property portfolio, add new clients and supplement our internal development efforts. We believe our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We will seek to opportunistically acquire, at reasonable valuations, businesses, products and technologies in our existing or complementary vertical markets that will enable us to better satisfy our clients' rigorous and evolving needs. We have proven our ability to integrate complementary businesses as demonstrated by the 70 businesses we have acquired since 1995. Our experienced senior management team leads a rigorous evaluation of our targets to ensure they satisfy our product or service needs and will successfully integrate with our business while meeting our targeted financial goals. As a result, our acquisitions have contributed marketable products or services that have added to our revenues. Through the broad reach of our direct sales force and our large installed client base, we believe we can market these acquired products and services to a large number of prospective clients. Additionally, we have improved the operational performance and profitability of our acquired businesses, creating significant value for our stockholders.

Strengthen our international presence.

We believe there is a significant market opportunity to provide software and services to financial services providers outside of the United States. During the year ended December 31, 2025, we generated 33% of our revenues from clients outside of the United States. We are building our international operations to increase our sales outside of the United States. We plan to continue to expand our global market presence by leveraging our existing software products and software-enabled services. We also plan to leverage our growing presence in the Asia Pacific region due to recent acquisitions, lift outs, and other large client wins. From 2023 to 2025, our revenue from the Asia Pacific region has increased 22.9% to $344.0 million. We believe this region presents a compelling growth opportunity.

Increase profitability through margin expansion.

We expect to drive increased margins by delivering innovative end-to-end solutions which provide significant value to customers and warrant premium pricing. We have significant scale with best-in-class solutions and software-enabled services across the delivery spectrum, which, when combined with a diversified service offering and client base, drives stable revenues and increased operating leverage. We believe our operating flexibility allows us to scale our costs based on client demands. We can also increase our margins by implementing more technology in our services business, including automating traditionally manual accounting functions and utilization of the Blue Prism intelligent automation platform.

Our Acquisitions

As mentioned above, we intend to employ a highly disciplined and focused acquisition strategy. Our past acquisitions have enabled us to expand our product and service offerings into new markets or client bases within the financial services industry. New products and services have also enabled us to market other products and services to acquired client bases. In addition, we believe our acquisitions have been an extension of our research and development effort and have enabled us to add to our product and service offerings without incurring the uncertainties sometimes associated with software development projects.

Since 1995, we have acquired 70 businesses. These acquisitions have contributed marketable products and services which have increased our revenues and earnings. We have generally been able to improve our acquired businesses' operating performance and profitability. We seek to reduce the costs of the acquired businesses by consolidating sales and marketing efforts and eliminating redundant administrative tasks and research and development expenses. In many cases, we have also increased revenues generated by acquired products and services by leveraging our existing products and services, larger sales capabilities and client base.

We generally seek to acquire companies that satisfy our financial metrics, including expected return on investment. Through our acquisitions, we seek companies that:

- provide complementary products or services in the financial services industries;

- possess proven technology and an established client base that will provide a source of ongoing revenue and to whom we may be able to sell existing products and services;

- expand our intellectual property portfolio to complement our business;

- address a highly specialized problem or a market niche in the financial services and healthcare industries;

- expand our global reach into strategic geographic markets; and

- have solutions that lend themselves to being delivered as software-enabled services.

Based on our experience, we believe numerous solution providers address highly particularized financial services needs or provide specialized services that would meet our disciplined acquisition criteria.

Acquisitions are discussed further in *Liquidity and Capital Resources* and in Note 8 to our Consolidated Financial Statements. The following table provides a list of the most substantial acquisitions we have made since 2010 (in millions):

Acquisition Date	Acquired Business	Contract Purchase Price		Acquired Capabilities, Products and Services
May 2012	Thomson Reuters' PORTIA Business	$	170.0	Added portfolio management software and outsourcing services for institutional managers
June 2012	GlobeOp Financial Services S.A.	$	834.4	Expanded fund administration services in hedge fund and other asset management sectors
November 2014	DST Global Solutions	$	95.0	Added investment management software and services
July 2015	Advent Software, Inc.	$	2,600.0	Expanded global investment management software and services
November 2015	Primatics Financial	$	116.0	Added cloud-based integrated risk, compliance and finance solution for the banking industry
March 2016	Citigroup's Alternative Investor Service	$	425.0	Expanded fund administration services in hedge fund and private equity sectors
December 2016	Wells Fargo's Global Funds Service	$	75.1	Expanded fund administration services in hedge fund and private equity sectors
December 2016	Conifer Financial Services, LLC	$	88.5	Expanded fund administration services in hedge fund and other asset management sectors
April 2018	DST Systems, Inc.	$	5,400.0	Provided additional scale and breadth across institutional and retail asset management, alternatives, wealth management, and healthcare sectors
October 2018	Eze Software Group, LLC	$	1,450.0	Strengthened SS&C's front to back-office technology
November 2018	Intralinks Holdings, Inc.	$	1,500.0	Increased key account footprint and adds cloud-based virtual data rooms and secure collaboration solutions for SS&C's banking and alternative clients
November 2019	Algorithmics	$	88.8	Added cloud-based risk analytics and additional regulatory solutions
May 2020	Innovest	$	120.0	Added web-based trust accounting and unique asset servicing solutions
March 2022	Blue Prism Group Plc	$	1,645.0	Added deep expertise in intelligent automation and robotic process automation
March 2022	Hubwise Holdings Limited	$	75.0	Enhanced SS&C's capacity to help customers create highly automated and efficient multi-asset, multi-currency and multi-wrapper strategies
September 2024	Battea-Class Action Services, LLC	$	671.0	Added expertise in in all stages of filing and processing settlement claims in connection with antitrust, securities litigation and settlement recovery services
October 2025	Calastone Limited	$	1,030.0	Expanded global funds network that connects asset managers and market participants to automated mutual fund and ETF fund transaction processing

Products and Services

Our products and services allow professionals in the financial services and healthcare industries to automate complex business processes and are instrumental in helping our clients manage significant information processing requirements. Our solutions enable our clients to focus on core objectives, better monitor and manage business performance and risk, improve operating efficiency and reduce operating costs. Our portfolio of products and software-enabled services allows our financial services clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing, and compliance and tax reporting. Our healthcare solutions include claims adjudication, benefit management, care management and business intelligence solutions.

Software-enabled Services

- **SS&C GlobeOp** – SS&C GlobeOp provides a full suite of comprehensive fund accounting capabilities, serving worldwide clientele. Strategies include hedge funds, private equity funds, retail alternative funds, funds of funds, real asset funds, managed accounts, family office and undertakings for collective investments in transferable securities ("UCITS"), with more than $2.9 trillion in alternative assets under administration. GlobeOp ranked a "Top Global Fund Administrator by AUA" based on Convergence's 2025 Global Fund and AUA, and winner of "Best Administrator – Technology in Private Equity Administration" in Global Custodian's 2025 Industry Leaders Awards. Our capabilities include: global regulatory compliance reporting, tax reporting, risk reporting, net asset value ("NAV") calculations, valuation services, daily reconciliation of cash and security balances, full investor and transfer agency services, automated support of post-trade activities, securities class action claims and settlement recovery services. In addition, SS&C GlobeOp provides similar middle- and back-office outsourcing services and application hosting to institutional asset managers, insurance companies and real estate investment trusts.

- *Global Investor and Distribution Solutions ("GIDS")* – Utilizing proprietary software applications, GIDS delivers global transfer agency and investor servicing powered by a single global servicing platform. The platform provides investors, advisers, and asset managers' unique data-driven operational insights, real-time transparent oversight, intelligent automation and state-of-the-art digital tools. Investor servicing is offered in many different countries, including the U.S., Canada, U.K., Ireland, Luxembourg, Australia, Hong Kong and Singapore. SS&C also services mutual fund structures in many other fund domiciles. In addition, GIDS leverages SS&C's global regulatory expertise to provide a consistent global approach to regulatory compliance, enabling providers to lower risk and improve client service. Services include anti-money laundering and fraud detection, blue sky administration and reporting, event center services, reconciliation, remittance, registered fund services and trade monitoring/surveillance. Bluedoor, SS&C's integrated registry system for UK and Australian wealth managers and fund platforms, delivers real-time automation and streamlined processes, enhancing efficiency and reducing costs. Integrated with intelligent business process management and digital applications, it facilitates effective customer engagement and product deployment flexibility.

  - *SS&C Retirement Solutions* – SS&C's retirement solutions business provides technology, administration, and record-keeping processes on TRAC's end-to-end digital platform. SS&C supports organizations representing more than 12 million participants and approximately 400,000 plan sponsors. Our digital retirement solutions help financial services providers drive more efficient processes, move critical yet cumbersome procedures online, and implement a flexible platform for growth. Services include outsourced recordkeeping and call center operations, SaaS recordkeeping, rollover and income portability, retirement intelligence, advisor practice management, personalized education and financial wellness. The UK and Australian markets include pensions and actuarial services, superannuation and transfer value analysis.

  - *Calastone* – Calastone operates the world's largest global funds network, connecting asset managers, distributors, platforms, transfer agents, custodians and other market participants across key international markets. The network enables distribution through the automated, straight-through processing of investment fund transactions, including order routing and settlement workflows, reducing manual complexity and operational risk. Calastone supports mutual funds and also enables exchange-traded funds ("ETFs") processing and servicing (creation/redemption workflows), delivering scalable, cloud-native connectivity and real-time operational visibility at market scale. The network has expanded its capabilities to enable tokenized fund issuance and distribution, enabling participants to extend distribution to digitally native investors and issuers operating within decentralized finance ecosystems.

- *Managed Services* – Our Managed Services provides a full spectrum of tailored options to our clients' specific needs, from cloud-delivered technology to co-sourcing specific workflows to full outsourcing of operational processes including data management services such as full account aggregation, daily portfolio reconciliation, corporate actions processing and reference data management.

- *Data Solutions* – Data Solutions consists of a vast network supporting the automated delivery of custodial and other counterparty data, global market data, loan data, corporate actions, and more.

- *ALPS Advisors* – ALPS Advisors is a comprehensive suite of asset servicing, distribution solutions and asset management for open-end mutual funds, closed-end funds, exchange-traded funds and alternative investment funds. Focusing on the needs of small- to medium-sized funds that require a broad set of customizable services, we provide compliance, creative services, medallion distribution, fund administration, fund accounting, legal, tax administration, transfer agency and asset management services. Our distribution services range from consulting to active wholesaling and marketing, including closed-end funds initial public offering launch platform services. We also offer products designed to assist clients in meeting the expanding needs associated with distributing U.S. investment products through financial intermediaries. We serve as the asset manager to proprietary open-end mutual funds, closed-end funds and exchange-traded funds through active management and the utilization of sub-advisors and index providers. Additionally, we offer data analytics and consulting services in the U.S. to help our clients gain actionable insights into the needs and preferences of their customers.

- *Virtual Data Rooms (Intralinks)* – Intralinks Virtual Data Rooms ("VDRs"), are designed for mergers and acquisitions (M&A), alternative investments and capital markets communities. The Intralinks VDR is a rich SaaS application providing a secure, customizable environment for deal makers to exchange sensitive documents and information. Within M&A, the VDR is primarily used for sharing content during due diligence. For alternative investments, VDRs are used to facilitate fundraising and fund reporting. Customers working in capital markets use VDRs for managing the lifecycle of financing deals.

- *Healthcare Services*

  o SS&C Health provides end to end healthcare technology and operations solutions that help payers, pharmacy benefit administrators, providers, and related stakeholders manage cost, improve care delivery, and enhance member engagement. Our offerings span medical and pharmacy claims processing through our DomaniRx claims adjudication platform, workflow management, call center operations, care management analytics, and consumer engagement tools. Our cloud native architecture, integration capabilities, and automation enable high volume transaction processing and real time insights. During the year, we processed over 600 million claims across Commercial, Exchange, Medicare, and Medicaid markets. We offer flexible commercial models—including full service outsourcing, SaaS solutions, lift outs, and joint ventures—to meet diverse client requirements. SS&C Health's technology stack is purpose driven and spans medical and pharmacy claims adjudication. Our scalable, cloud-agnostic infrastructure that supports real-time, event-driven processing, modular plug-and-play integrations, self-service system configuration, holistic data access via open APIs and data streaming and a standalone solution, without channel conflict by insurer or PBM ownership.

  o We also offer comprehensive care management, population health analytics applications and a customizable member portal to optimize client revenue. Our integrated care management solution comprises a real-time, intuitive, and workflow-driven suite supporting clients in enhancing member outcomes and effectively managing costs. We provide population health analytics via both a proprietary solution for certified HEDIS® measures and exclusive distribution of the Johns Hopkins ACG® System (Adjusted Clinical Groups) to health plans in the United States. Long recognized as a worldwide leader in population health analytics, the ACG System delivers actionable insights to address patient care needs, integrate SDoH (Social Determinants of Health) and measure Health Equity. Our platform-agnostic member portal enables 24/7 access to personalized benefit information.

Software license, maintenance and related

- *Portfolio Management, Operations, and Accounting Software* – We provide comprehensive, integrated software solutions to help our clients streamline operations and accelerate global accounting processes. Our portfolio accounting solutions provide seamless front-to-back-office integration, with the flexibility to meet the unique accounting needs of our customers and virtually unlimited scalability to accommodate growth. Our fund accounting solutions meet the challenges of high-volume, global fund managers with support for complex, multi-asset class and multi-currency strategies. We also have solutions catered to insurance accounting and commercial, consumer and residential loan accounting.

  o *Black Diamond Wealth Platform* – Black Diamond Wealth Platform is a comprehensive single-source suite combining industry-leading wealth and trust management technology and solutions.

    - *Black Diamond* – Black Diamond offers independent advisors, wealth managers, independent broker-dealers ("IBDs") and aggregators an innovative and dynamic portfolio management and reporting solution delivered through an easy-to-use, feature-rich web-based application. As a cloud-based product offering, advisors can access Black Diamond's customizable portfolio management and reporting online from anywhere, anytime without the need to maintain costly technology infrastructures. Black Diamond also provides outsourced daily reconciliation and data management services so firms can focus their efforts on servicing clients and growing their business rather than managing complex back-office functions.

    - *InnoTrust* – InnoTrust supports the accounting and reporting needs of trust companies, banks, private banks, retirement plan administrators, and others that need to control, account for and report on assets held in trust, wealth and retirement accounts. InnoTrust is web services/API enabled and provides a full suite of portfolio management tools including rebalancing, trade blotters, trade order management and integrated performance reporting.

- ▪ *CRM Solutions* – SS&C offers multiple Customer Relationship Manager ("CRM") capabilities that store end client data and seamlessly integrate with our other offerings. Our CRM capabilities create efficient workflows for typical business processes and enhance processes for sales, service and analytics. SS&C's Salentica CRM is purpose-built for asset and wealth managers and built on top of the leading CRM platforms at Salesforce and Microsoft. SS&C's Tier1 supplies CRM capabilities to sell-side financial services firms, including research, trading, and sales teams within capital markets groups, and provides a deal management CRM experience to investment banks.

o *Geneva* – Geneva is a global portfolio management platform designed to meet the real-time needs of global asset managers, hedge funds, prime brokers, fund administrators, private equity firms and family offices worldwide. Geneva integrates all phases of the investment management process – portfolio management, reconciliation, light trade capture and risk capabilities. In addition, its "main memory" database offers more accurate and flexible reporting and eliminates batch processing and time-consuming error corrections. As a result, Geneva enables firms to grow into new markets, deliver greater operational efficiencies, enhance investor service, process high trade volumes across multiple securities, improve compliance and security and lower operating costs and risks.

o *Advent Portfolio Exchange* – Advent Portfolio Exchange ("APX") is a comprehensive portfolio management solution for asset managers and wealth managers worldwide, which integrates the front-office functions of prospecting, marketing, CRM and internal business management with the back-office operations of portfolio accounting, performance measurement and reporting. It allows firms to manage high-net-worth and institutional clients through a comprehensive range of capabilities, including customized reporting, automated report packaging and performance analytics. APX can be deployed locally as well as hosted in the cloud.

o *SS&C Singularity* – Our first intelligent investment operations, accounting and analytics system – a cloud-based solution designed to support the operating model of financial institutions. SS&C Singularity uses AI, robotic process automation, intelligent workflow optimization and advanced predictive analytics to drive significant cost savings and continuous operational improvements for our clients.

o *Global Wealth Platform ("GWP")* – GWP is our comprehensive, cloud-based solution that enables wealth managers to manage the entire investment process on a single platform, leveraging a single database. GWP bridges the front-, middle-, and back-offices and ensures data consistency across all phases of the investment process. This solution simplifies the management of complex investment strategies with the support of all asset classes and multi-currency capabilities in one system. In addition, automation and integration eliminate offline workarounds and manual processes.

o *Genesis* – Genesis is an all-new investment operations platform that provides extensive asset class and functional support across the front-, middle-, and back-office. Built natively for the cloud with advanced technology, Genesis features an innovative user experience, actionable monitors, notifications and alerts infused with AI. Smart, innovative technologies matched with deep functionality streamlines clients' businesses and provides users with critical business intelligence via machine learning, workflow engine and KPI and system health monitoring.

o *Performance and Performance Attribution (Sylvan)* – SS&C's performance measurement, attribution and composite management platforms streamline the calculation and reporting of performance while enabling our clients to analyze the sources of return. It supports multiple attribution methodologies, customized benchmarking and composite management. We provide full support for industry-mandated Global Investment Performance Standards ("GIPS") performance reporting standards.

o *Reporting (Vision FI)* – SS&C Vision FI (Financial Insights) is a comprehensive, end-to-end solution for designing, producing and distributing client communications. It enables financial organizations to create high-quality reports in a matter of minutes. In addition, the system enables our customers to deliver information to clients through their preferred channels, whether print, email or online through a customizable portal.

o *Reconciliation (Recon)* – SS&C's Recon is a highly scalable reconciliation and exception management system that gives our customers more control over the accounting lifecycle, including account, cash and position reconciliations.

With data translation, rules-based matching and superior investigative tools, our Recon solution streamlines operational efficiency delivering full visibility into cash, holdings, transactions, trial balances and security masters.

- *Trading Software*

  o *Order Management (Eze OMS)* – SS&C's trade order management systems provide centralized platforms for making and managing trade order decisions quickly and confidently. The platforms have built-in connectivity between asset managers and multiple brokers, counterparties, custodians and trading venues, giving our clients control and visibility across the entire trading process, from asset allocation to settlement.

  o *Execution Management (Eze EMS)* – SS&C's multi-broker execution management system is a high-speed cloud-based platform that provides traders with centralized access to aggregated liquidity for trade execution, critical trading data and insight for making fast and informed decisions, and the tools necessary to dynamically manage positions, portfolios and trading risk across global equity, futures and options markets.

  o *Eze Eclipse* – Eze Eclipse is a cloud-native front-to-back investment management platform, designed to streamline trading operations, optimize efficiency and minimize the total cost of ownership for investment managers. Eze Eclipse allows our clients to trade efficiently with optimized order routing, pre-defined allocation schemes, on-the-fly allocation tools and critical data summaries effortlessly reconcile positions, cash and transactions to third parties.

  o *FIXLink* **-** A FIX messaging community that provides access to a network of brokers and trading platforms. It is designed to help capital market participants connect with other parties quickly and efficiently. It is one of the largest and most robust FIX networks in the industry, with market participants in more than 80 countries.

- *Intelligent Automation Solutions* – Blue Prism provides automation capabilities that help our clients serve their customers in today's demanding world with a secure, stable and compliant environment that propels smarter business operations and delivers higher levels of productivity, growth and experiences. This includes teams of automation specialists, pre-built automations, training and certification, an automation operating model, professional services, and customer support services.

  o *AI Agents* – Our services-led Agent Solutions offer domain-specific, production-tested and outcome-focused AI agents, developed on pre-built templates or custom developed to fit specific business needs. They help customers deliver tangible business results and fast-track their AI programs, without the heavy lift of building infrastructure and complex governance frameworks or hiring specialist teams. Supporting core operational functions within highly regulated industries, many of these agents are focused on reading and interpreting inbound documents to find, extract, and validate key information, transforming unstructured documents into structured, actionable data. This includes a catalog of AI Agents already built, tested, and running live within SS&C Technologies that support our large-scale, highly regulated business process outsourcing operations. Our AI Agents are underpinned by the SS&C AI Gateway to ensure responsible and safe AI application and can be built on top of existing automation investments to rapidly expand value.

  o *Agentic Orchestration* – SS&C Blue Prism offers an agentic automation platform for enterprise-wide automation. It connects, orchestrates and executes automated work across AI agents, digital workers, people, and applications in one connected, managed operational workflow. This ensures the right work is done by the right resource at the right time. The platform brings together the following high-level capabilities:

    - *Agentic Workflows* – A central workflow designer and engine where customers can connect and orchestrate digital workers, people, APIs, and AI agents in one intelligent flow.

    - *AI Agents* – Ability to design and build custom AI agents, with the option to leverage SS&C AI Gateway for private models, and advanced guardrails and auditing for LLMs.

    - *Digital Workers* – Core RPA capabilities that provide deterministic execution of automated work and enable access to applications where API-based integrations are not supported.

    - *Human-in-the-Loop* – Support for real-time human decisions through no-code forms, 3rd party applications, chat interfaces and inboxes.

    - *Connectors* - Hundreds of out-of-the-box API connectors to improve connectivity to 3rd-party systems and SS&C applications, including the ability for customers to create and manage their custom connectors.

- o *AI Governance* – Our governance solutions include an operating model and methodology for AI adoption, together with specialized business and technology expertise to help our customers use AI responsibly and safely. From a technology standpoint, the SS&C AI Gateway, is an enterprise-scale AI governance platform, providing secure, auditable, and compliant access to LLMs, with real-time guardrails for advanced security and data loss protection, real-time risk monitoring, and explainability of actions. Designed for highly regulated industries, it provides robust security, compliance, visibility and control capabilities, that enables safe AI adoption and operation within the most sensitive workloads.

- o *RPA-Based Automation* – Blue Prism's Intelligent Automation Platform ("IAP") combines the power of AI and machine learning to deliver digital workers that removes the work human workers are overloaded with, empowering them to focus on the profit-driving initiatives only people can do. SS&C Blue Prism customers gain instant access to an already AI-equipped automated workforce, along with the capabilities needed to build, delegate, and control these automations.

- o *Enterprise Process Management* – SS&C Chorus BPM provides advanced capabilities for organizations requiring enterprise-wide, complex process management including case management, content management, outbound communications, low code development, operational analytics, and end-to-end journey orchestration. Chorus is deployed globally in many industries, including asset management, life insurance, variable annuities, healthcare, property and casualty insurance, banking and wealth management. The value proposition combines the core software with our global professional services organization and secure private cloud application hosting. It works in complementary fashion with all the other solutions within our portfolio including WorkHQ, AI Gateway and our AI Agent Solutions.

- *Banking and Lending Solutions*

  - o *EVOLV* – EVOLV is a comprehensive, cloud-based, end-to-end accounting solution for financial institutions that integrates and automates all risk and finance processes relating to a loan portfolio, from data capture to back-end reporting and analytics. It streamlines loan accounting, increases efficiency, assures data integrity and strengthens compliance.

  - o *Precision LM* – Precision LM is a single database application that provides comprehensive commercial loan management from initial request to final disposition. Precision LM manages all aspects of our clients' loan process, including pre-qualifying loan requests, processing applications, commitment processing, loan disposition, servicing and accounting.

- *Research, Analytics, Risk and Training*

  o *Algorithmics* – Algorithmics' cloud-based solutions deliver risk analytics to address the impact of business and regulatory changes. The solutions, including counterparty credit risk, financial risk APIs, risk for insurance and workspace analyzer, along with others, address market, credit and liquidity risk and capital management.

  o *Research, Analytics and Consulting* – SS&C's Research, Analytics and Consulting ("RAC") group helps companies in the financial services industry manage data, gain insight and ignite change in their business. Through effective use of advanced analytics, research and distribution intelligence technologies, SS&C RAC enables businesses to better understand, predict and optimize key business factors impacting their asset growth and profitability.

  o *Learning Institute* – The SS&C Learning Institute is an education, training and research organization dedicated to enriching investment management professionals and those seeking careers in financial services. Our digital library, instructor-led classes and blended programs are used by many of the world's leading wealth management firms, investment banks, insurance companies, hedge funds, commercial banks and other asset management companies. In addition, the SS&C Learning Institute offers customized learning paths to enhance the business and finance programs of colleges and universities.

Professional services

We offer a range of professional services to assist clients. Professional services consist of consulting and implementation services, including the initial installation of systems, conversion of historical data and ongoing training and support. In addition, our in-house consulting teams work closely with the client to ensure the smooth transition and operation of our systems. Our consulting teams have a broad range of experience in the financial services industry. They include certified public accountants, chartered financial analysts, mathematicians and IT professionals from the asset management, real estate, investment, insurance, hedge fund, municipal finance, banking and healthcare industries. We believe our commitment to professional services facilitates the adoption of our software products across our target markets. For the year ended December 31, 2025, revenues from professional services represented 2% of total revenues.

Product support

We believe a close and active service and support relationship is vital to enhancing client satisfaction and furnishes an essential source of information regarding evolving client issues. We provide our larger clients with a dedicated client support team whose primary responsibility is to answer questions and provide solutions to address ongoing needs. Direct telephone support is provided during extended business hours and additional hours are available during peak periods. We distribute content-rich, periodic blogs and thought leadership targeted at clients and prospects in each of our vertical and geographic markets. We supplement our service and support activities with comprehensive training. Training options include regularly hosted classroom and online instruction, *SS&C Learning Institute*, and online client seminars, or "webinars," that address current, often technical, issues in the financial services and healthcare industries.

We periodically make maintenance releases of licensed software available to our clients, as well as regulatory updates (generally during the fourth quarter, on a when and if available basis), to meet industry reporting obligations and other processing requirements.

Clients

Our global financial services and healthcare clients require a full range of information management and analysis on a timely and flexible basis. Our financial services clients include multinational banks, retail banks and credit unions, hedge funds, private equity funds, funds of funds and family offices, institutional and retail asset managers, insurance companies and pension funds, municipal finance groups, brokers/dealers, financial exchanges, commercial lenders, real estate lenders and property managers. Our healthcare clients include health insurance companies, health plans and benefits administrators. Our clients include many of the largest and most well-recognized financial services and healthcare firms. During the year ended December 31, 2025, our top 10 clients represented approximately 15% of total revenues, with no single client accounting for more than 5% of total revenues.

Sales and Marketing

We believe a direct sales organization is essential in successfully implementing our business strategy. The personnel in our sales organization understand the complexity and importance of the operations and information managed by our products and the regulatory and reporting requirements of each industry. Our dedicated direct sales and support personnel are located in offices worldwide and regularly undergo product and sales training. Our marketing team has extensive experience in the financial services and healthcare industries. They identify market trends and create targeted programs to engage our prospects and further develop our client relationships. This approach minimizes costs, accelerates lead generation, delivers up-to-date market insights, and ensures measurable marketing impact.

Product Development and Engineering

We seek to introduce new products and regularly offer product innovation to maintain our competitive advantage. We use multidisciplinary teams of highly trained personnel to meet these goals and leverage this expertise across all product lines. We have invested heavily in developing a comprehensive product analysis process to ensure a high degree of product functionality and quality. Maintaining and improving the integrity, quality and functionality of existing products is the responsibility of individual product managers. Product engineering management efforts focus on enterprise-wide strategies, implementing best-practice technology regimens, maximizing resources and mapping out an integration plan for our entire umbrella of products as well as third-party products. For the years ended December 31, 2025, 2024 and 2023, our research and development expenses were $507.5 million, $517.7 million and $473.8 million, respectively. In addition, we have made significant investments in intellectual property through our acquisitions and software development. For the years ended December 31, 2025, 2024 and 2023, we spent $221.9 million, $194.3 million and $194.9 million, respectively, on capitalized software projects.

Our research and development engineers work closely with our marketing and support personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. We have generally issued a major release of our core products during the second or third quarter of each fiscal year, including both functional and technical enhancements.

Competition

The market for the software and services we provide is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants, although high conversion costs can create barriers to adoption of new products or technologies. The market is fragmented and served by both large-scale firms with broad offerings as well as firms that target only local markets or specific types of clients. We also face competition from information systems developed and serviced internally by the IT departments of large financial services and healthcare firms. We believe that we generally compete effectively as to the factors identified for each market below, although some of our existing competitors and potential competitors have substantially greater financial, technical, distribution and marketing resources than we have and may offer products with different functions or features that are more attractive to potential customers than our offerings.

Hedge Funds and Private Markets: In hedge funds and private markets, we compete with multiple vendors that may be categorized into two groups - the first consists of independent specialized administration providers, which are generally smaller than us, and the second includes prime brokerage and other financial services firms offering fund administration services. Major competitors in this market include large custodian banks, such as State Street, BNY Mellon, Northern Trust and CITCO Group. The key competitive factors in marketing software and services to the alternative investment industry are the need for independent fund administration, features and adaptability of the software, level and quality of customer support and onboarding, level of software development expertise and total cost of ownership. Our strengths in this market include our expertise, our independence, our transparency, our ability to deliver functionality by multiple methods and our technology, including the ownership of our own software.

In the field of hedge fund and private market investor portal technology, we compete with point solutions providers, as well as full-suite providers of alternative investments software solutions, such as eFront, a Blackrock Company, and Allvue Systems. Key competitive factors in this market include platform functionality, interoperability with clients' existing systems, levels of customer support, and reach within the alternative investments community. Our strengths in this market include our technology, portfolio of complementary solutions, offerings for fund administration, professional services capabilities, customer support and large existing user-base of alternative investments professionals.

Asset Management: In our asset management market, we compete with a variety of other vendors depending on client characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from larger providers of integrated portfolio management systems and outsourcing services, such as BNY Mellon Financial and State Street, to smaller providers of specialized applications and technologies, such as SimCorp and Empower. We also compete with internal processing and IT departments of our clients and prospective clients. The key competitive factors in marketing asset management solutions are the reliability, accuracy, timeliness and reporting of processed information to internal and external customers, features and adaptability of the software, level and quality of customer support, level of software development expertise and return on investment. Our strengths in this market include our technology, our ability to deliver functionality by multiple delivery methods and our ability to provide cost-effective solutions for clients.

Healthcare: In our healthcare markets, we compete with providers of pharmacy and medical claims processing, benefit management, care management, business process outsourcing, and business intelligence and analytics solutions. Competitors include organizations offering comprehensive healthcare administration platforms and health outcomes optimization services, often delivered through full replacement of a payer's core system. SS&C Health operates as an independent technology and services provider and is not integrated, owned, controlled, or merged with any specific health plan. This structure eliminates potential business model or channel conflicts—such as steering membership toward retail, mail-order, or specialty pharmacies—and ensures we do not compete with our health plan clients. Our independence positions us as a strategic partner rather than a potential competitor. Unlike competitors that require complete system replacement, our component-based approach allows health payer clients to select either full core application replacement or adopt targeted components to address areas with the greatest opportunity for improvement. This flexibility minimizes disruption to business operations while enabling incremental modernization and cost efficiency.

Insurance: In our insurance market, we compete with a variety of vendors depending on client characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from large providers of investment operations, accounting and analytics systems, such as State Street (Princeton Financial Systems), Clearwater Analytics and FIS, to smaller providers of specialized applications and services. We also compete with outsourcers, as well as the internal processing and IT departments of our clients and prospective clients. The key competitive factors in marketing insurance systems are the accuracy, timeliness and reporting of processed information provided to internal and external clients, features and adaptability of the software, level and quality of customer support, economies of scale and return on investment. Our strengths in this market include our years of experience, our top-tier clients, our ability to provide solutions by multiple delivery methods, our cost-effective and customizable solutions and our expertise.

Wealth Management: We define the wealth management market as independent and regional broker-dealers, wealth managers, trust companies, advisory firms and registered investment advisers. We compete with a variety of vendors, which are generally smaller firms focused solely on the advisory market. Our competitors include Envestnet, Orion, Addepar, SEI's wealth management platform and custodians such as Charles Schwab, Fidelity and Raymond James. Our strengths in this market include our premier platforms with flexible and on-demand delivery models and our complementary products and services.

Banking: In our banking market, there are multiple software and services vendors that are either smaller providers of specialized applications and technologies or larger providers of enterprise systems, such as FIS and Misys. We also compete with outsourcers as well as the internal processing and IT departments of our clients and prospective clients. The key competitive factors in marketing banking software and services include accuracy and timeliness of processed information provided to clients, features and adaptability of the software, level and quality of customer support, level of software development expertise, total cost of ownership and return on investment. Our strengths in this market include our flexible technology platform and our ability to provide integrated solutions for our clients.

Retirement: In our retirement solutions market, we compete with a variety of vendors and service providers depending on client characteristics such as size, type and functional requirements. Competitors in this market range from large firms whose principal businesses include providing recordkeeping services, such as Empower, Fidelity and Vanguard, to providers of specialized applications and technologies, such as FIS. We also compete with outsource providers like Infosys, TCS and Wipro. The key competitive factors in marketing retirement solutions include service and the accuracy of information provided to customers. Our strengths in this market include our ability to provide a wide breadth of capability and our cost-effective solutions to our clients.

Commercial Lending: In our commercial lending market, we compete with a variety of other vendors depending on client characteristics such as size, type, location and functional requirements. Competitors in this market range from large competitors whose principal businesses are not in the loan management business, such as PNC Financial Services (Midland Loan Services) and McCracken Financial Solutions Corporation, to smaller providers of specialized applications and technologies. The key competitive factors in marketing commercial lending solutions are the accuracy, timeliness and reporting of processed information provided to customers, level of software development expertise, level and quality of customer support and features and adaptability of the software. Our strength in this market is our ability to provide both broadly diversified and customizable solutions to our clients.

Virtual Data Rooms: In our VDRs market, we compete for deals involving VDRs that facilitate strategic financial transactions and secure document exchange use cases. For mergers and acquisitions use cases, our principal direct competitors include global services and technology vendors such as Datasite and Donnelly Financial Solutions. In addition, we compete with a range of niche and region-specific competitors depending on client size, location and requirements. For capital markets and secure collaboration use cases, we face competition from software solutions vendors such as IHS Markit and FIS and indirect competition from general-purpose file-sharing solutions such as Box and Dropbox. Key competitive factors in the VDR market include platform flexibility and quality; fit-for-purpose workflow capabilities and services delivery. Our strengths in this market include our technology, support for industry-specific workflows, experience, reputation, approach to platform security and professional services.

Trading Software: In our trading software market, we compete with a variety of other vendors depending on client characteristics such as size, type, location and functionality requirements. Competitors in this market range from small providers that specialize in trading capabilities (such as Flextrade) to larger providers that offer trading as part of a broader portfolio of capabilities (Bloomberg and State Street). We also often compete with internal proprietary tools developed by our clients and prospective clients. The key competitive factors in marketing trading software solutions include flexible workflows, easy-to-use interfaces, reliability of managing real-time data to internal and external parties, product features and adaptability of the software. Our strengths in this market include our client services model and managed services offering, technology, our ability to deliver functionality by multiple delivery methods and our ability to package our offerings with other SS&C products and services for complete front-to-back support.

Intelligent Automation and AI Solutions: Intelligent Automation, including agentic AI, is a fast-growing market attracting increasing enterprise adoption and investment capital. SS&C competes with a range of technology providers including companies such as Microsoft, Pega, UiPath, Appian, and emerging agentic AI providers such as n8n and Lyzr. Key competitive factors in the Intelligent Automation and AI Solutions market include the depth and scalability of AI capabilities, integration with enterprise systems and data, security and governance, and the ability to deliver demonstrable return on investment. Our strengths in this market include deep domain expertise in highly regulated, data-intensive environments including financial services and healthcare, and our focus on a unified platform with built-in, enterprise-grade governance, position us to deliver customizable or workflow-specific solutions that deliver compelling returns on investment, safely and responsibly. This is extended through our ability to integrate automation solutions across not just the SS&C product portfolio but also the diverse enterprise application ecosystem our customers operate in. Examples include integration into applications which are not API-enabled but where UI-based automations provide a seamless, low disruption solution, which is particularly relevant in regulated industries like Healthcare and FS where many critical systems remain intentionally closed and tightly controlled due to compliance and risk considerations. Our extensive adoption of our own automation technology across the SS&C operations (our Customer Zero program) means our solutions are tested in real-world use cases with tangible, proven outcomes.

Proprietary Rights

We rely on a combination of trade secret, copyright, trademark and patent law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for many of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use proprietary information, and third parties may assert ownership rights in our proprietary technology. For additional risks relating to our proprietary technology, please see "Risk Factors — Risks "Relating to Our Business". If we are unable to protect our proprietary technology and other confidential information, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties.

Rapid technological change characterizes the software development industry. We believe factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable service and support are more important to establishing and maintaining a leadership position than legal protections of our technology.

Human Capital

As of December 31, 2025, we had approximately 28,800 full-time employees, including approximately 17,800 in our international operations, consisting of approximately:

- 3,900 employees in research and development;

- 21,300 employees in client support, consulting and services;

- 1,500 employees in sales and marketing; and

- 2,100 employees in finance, administration and information technology.

Our ability to attract, develop and retain highly skilled employees is critical to our success. We value a workforce with a wide range of skills, experiences and background, comprising talented individuals and advanced technology. We believe that strong collaboration and innovation allow us to be successful. Our employees have a wide range of backgrounds and experiences, and we regard the diversity of perspectives, skills and experiences of our employees as one of our greatest strengths and advantages as a global organization. We value individuality and breadth of perspectives, and we believe that we can all learn something from each other. We have a robust Global Mobility program that leverages talent across geographies, aligning top performers with strategic roles in other regions. The extensive range of our products and services, our global office network and our clientele affords opportunities for mobility and advancement within the Company for people who positively impact our organization. We monitor and evaluate various turnover and attrition metrics throughout our organization.

We have a well-designed rewards program, which benefits both our employees and us by ensuring the alignment of rewards with goals and expectations. Compensation comprises a combination of base salary, bonus and equity. Our compensation program is designed to promote a performance-driven work culture that drives our growth and provides competitive compensation opportunities to attract and retain top performers. We provide benefits programs that are flexible, comprehensive and competitive. While specifics may vary by country, our benefits package generally includes healthcare coverage, retirement benefits, life and disability insurance, wellness and employee assistance programs, flexible leave policies, 401(k) and more. We embrace a hybrid work model and encourage employees to take time off to maintain a healthy work/life balance. In addition, we offer professional development and tuition reimbursement for degree programs and job-related coursework.

Additional Information

We were incorporated in Delaware in July 2005, as the successor to a corporation originally formed in Connecticut in March 1986. Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, and the telephone number of our principal executive offices is (860) 298-4500.

Our website address is www.ssctech.com. We make available, free of charge, on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements for the annual stockholder meetings and amendments thereto that we have filed or furnished with the SEC, as soon as reasonably practicable after we electronically file them with the SEC. The same information is available in print to any stockholder who submits a written request to our Investor Relations department. We are not, however, including the information contained on our website, or information that may be accessed through links on our website, as part of, or incorporating such information by reference into, this annual report on Form 10-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. *RISK FACTORS*

You should carefully consider the following risk factors, in addition to other information included in this annual report on Form 10-K and the other reports we submit to the SEC. If any of the following risks materialize, it could materially affect our business, operating results, cash flows and financial condition and possibly lead to a decline in our stock price. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties that we face. Our business is also subject to general risks and uncertainties that affect many other companies. Additional risks and uncertainties not currently known to us or that we have not currently identified as being material may also impair our business, operating results, cash flows and financial condition.

Summary of Risk Factors

The following is a summary of the material risks and uncertainties that could adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Relating to Our Business

- our business is greatly affected by changes in the state of the general economy and the financial markets, and uncertainty in the general economy, the financial services industry or other industries in which our clients operate, could disproportionately affect the demand for our products and services;

- we may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating them;

- consolidations or failures among our clients or within their respective industries could adversely affect us by causing declines in demand for our products and services;

- our revenues may decrease due to declines in the levels of participation and activity in the securities markets;

- we are subject to the variations and fluctuations of the asset management industry;

- if we are unable to retain and attract clients, our revenues and net income would remain stagnant or decline;

- if we cannot attract, train and retain qualified employees, we may not be able to provide adequate technical expertise and customer service to our clients;

- we face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share;

- we face direct and indirect (through our third-party service providers) risks from cyber-attacks, breaches of digital security, IT system failures, disruptions to IT systems and network disruptions that could adversely affect our reputation and our business;

- we expect that our operating results, including our profit margins and profitability, may fluctuate over time;

- additional tax expense or additional tax exposures could affect our future profitability;

- an increase in subaccounting services performed by brokerage firms has and will continue to adversely impact our revenues;

- catastrophic events may adversely affect our business;

- we have substantial operations and a significant number of employees in India and we are therefore subject to regulatory, economic and political uncertainties in India;

- we are dependent on our senior management and their continued performance and productivity;

- if we are unable to protect our intellectual property, proprietary technology and other confidential information, our success and ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized uses of our technology, disclosures of our proprietary information, increased competition, loss of customers, loss of revenue, or inabilities to license technology from third parties;

- we may be unable to adapt to rapidly changing technology and evolving industry standards and regulatory requirements;

- the development and use of AI presents risks and challenges that could impact our business;

- undetected software design defects, errors or failures, or employee errors, may result in defects, delays, losses of our clients' data, litigation against us and harm to our reputation and business;

- investment decisions with respect to cash balances, market returns or losses on investments, and limits on insurance applicable to cash balances held in bank and brokerage accounts, including those held by us and as agent on behalf of our clients, could expose us to losses of such cash balances and adversely affect revenues attributable to cash balance deposit investments;

- a substantial portion of our revenues are derived, and a substantial portion of our operations are conducted, outside the U.S., subjecting our business to a variety of international political, geopolitical, economic, security, regulatory and other related risks;

- we are exposed to fluctuations in currency exchange rates that could negatively impact our operating results and financial condition;

- our investments in funds and our joint ventures could decline in value;

- we do not control certain businesses in which we have significant ownership;

- some of our joint venture investments are subject to buy-sell agreements, which could, among other things, restrict us from selling our interests even if we were to determine it would be prudent to do so; and

- a material weakness in our internal controls could have a material adverse effect on us.

Legal or Regulatory Risks

- our businesses expose us to risks of claims and losses that could be significant and damage our reputation and business prospects;

- our business is subject to evolving regulations and increased scrutiny from regulators;

- our role as a fund administrator has in the past, and may in the future, expose us to claims and litigation from clients, their investors, regulators or other third-parties;

- because our platform could be used to collect, store, handle, transmit or otherwise process personal information of our customers' employees or customers, privacy concerns could result in additional cost and liability to us or inhibit use of our platform; and

- we could become subject to litigation regarding our or a third party's intellectual property rights or other confidential or proprietary information, which could seriously harm our business and require us to incur significant costs.

Risks Relating to Our Indebtedness

- our substantial indebtedness could adversely affect our financial health and operations;

- to service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control; and

- restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies.

Risks Relating to Ownership of Our Common Stock

- if equity research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline;

- the market price of our common stock may be volatile for a variety of reasons, which could result in substantial losses for investors in our common stock;

- William C. Stone, our Chairman of the Board and Chief Executive Officer, exerts significant influence over our Company;

- SS&C Holdings is a holding company with no operations or assets of its own and its ability to pay dividends is limited or otherwise restricted;

- our management has broad discretion in the use of our existing cash resources and may not use such funds effectively; and

- provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our Company or changes in our management and, therefore, depress the trading price of our common stock.

Risks Relating to Our Business

Our business is greatly affected by changes in the state of the general economy and the financial markets, and uncertainty in the general economy, the financial services industry or other industries in which our clients operate could disproportionately affect the demand for our products and services.

We derive our revenues from the delivery of products and services to clients primarily in the financial services and healthcare industries. Demand for our products and services among companies in those industries could decline for many reasons. If demand for our products or services decreases or if any of the industries we serve declines, our business and our operating results could be adversely affected.

The global economy has in the past been subject to severe disruptions in the credit markets, increased uncertainty about economic, political, global trade and market conditions, and periods of heightened volatility in a variety of financial and other markets, including commodity prices and currency rates. Our clients include a range of organizations in the financial services industry whose success is linked to the health of the economy generally and of the financial markets specifically. Unfavorable or uncertain economic conditions, economic instability or economic downturns could: (i) cause our clients or prospective clients to cancel, reduce or delay planned expenditures for our products and services; (ii) impair our clients' ability to pay for products they have purchased; or (iii) cause our clients to process fewer transactions through our software-enabled services, renegotiate their contracts with us, move their IT solutions in-house, switch to lower-priced solutions offered by our competitors or exit the industry. Fluctuations in the value of assets under our clients' management could also adversely affect our revenues because pricing in many of our agreements is adjusted based on assets under management. We cannot predict the occurrence, timing or duration of any economic downturn, generally, or in the markets in which our businesses operate. Turbulence in the U.S. and international markets, renewed concern about the strength and sustainability of a recovery and prolonged declines in business consumer spending could materially adversely affect our business, results of operations and financial condition, and the liquidity and financial condition of our clients. Changes in inflation rates, and changes in interest rates by the U.S. Federal Reserve and central banks around the world, could result in economic volatility or uncertainty, which could adversely affect our business, financial condition, results of operations and cash flows.

In addition, any other events that adversely affect our clients' businesses, rates of growth or numbers of clients they serve could decrease demand for our products and services and the number of transactions we process. Events that could adversely affect our clients' businesses include decreased demand for our clients' products and services, adverse conditions in our clients' markets or adverse economic conditions generally. We may be unsuccessful in predicting the needs of changing industries and whether potential clients will accept our products or services. We also may invest in technology or infrastructure for specific clients and not realize additional revenue from such investments. If trends or events do not occur as we expect, our business could be negatively impacted.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating them.

We have acquired and intend in the future to acquire companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Recently, we completed our acquisitions of FPS Trust Company in February 2025, Colossus Topco Limited, the parent company of Calastone Limited, in October 2025 and Curo Fund Services in November 2025. However, acquisitions could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities or write off investments, infrastructure costs or other assets. Our success is also dependent on our ability to complete the integration of the operations of acquired businesses in an efficient and effective manner, which may be difficult to accomplish in the rapidly changing financial services software and services industry. We may not realize the benefits we anticipate from acquisitions, such as lower costs, increased revenues, synergies and growth opportunities, or we may realize such benefits more slowly than anticipated, due to our inability to:

- combine operations, facilities and differing firm cultures;

- maintain employee morale or retain the clients or employees of acquired entities;

- generate market demand for new products and services;

- coordinate geographically dispersed operations and successfully adapt to the complexities of international operations, including compliance with laws, rules and regulations in multiple jurisdictions;

- integrate the technical teams of acquired companies within our organization; or

- incorporate acquired technologies, products and services into our current and future product and service lines.

The process of integrating the operations of acquired companies could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business, results of operations and financial condition. Acquisitions may also place a significant strain on our administrative, operational, financial and other resources. In addition, certain of our acquisitions have generated disputes with stockholders or management of acquired companies or other claimants that have required the expenditure of our resources to address or have led to litigation; any such disputes may reduce the value we hope to realize from our acquisitions, either by increasing our costs of the acquisition, reducing our opportunities to realize revenues from the acquisition or imposing litigation costs or adverse judgments on us. Acquisitions may also expose us to litigation from our stockholders arising out of the acquisition, which, even if unsuccessful, could be costly to defend and serve as a distraction to management.

Consolidations or failures among our clients or within their respective industries could adversely affect us by causing declines in demand for our products and services.

If banks, asset management and other financial services firms fail or consolidate, there could be declines in demand for our products and services. Failures, mergers and consolidations of banks and financial institutions reduce the number of our clients and potential clients, which could adversely affect our revenues even if these events do not reduce the aggregate activities of the consolidated entities. Further, if our clients fail and/or merge with or are acquired by other entities that are not our clients, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. It is also possible that the larger financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us. In addition, these larger financial institutions could decide to perform in-house some or all of the services that we currently provide or could provide or to consolidate their processing on a non-SS&C system. The resulting decline in demand for our products and services over time could have a material adverse effect on our business, results of operations and financial condition.

Our revenues may decrease due to declines in the levels of participation and activity in the securities markets.

We generate significant revenues from the transaction processing fees we earn for our products and services. These revenue sources are substantially dependent on the levels of participation and activity in the securities markets. The number of unique securities positions held by investors through our clients and our clients' customer trading volumes reflect the levels of participation and activity in the markets, which are impacted by market prices and the liquidity of the securities markets, among other factors. We could be negatively impacted by the volatile markets as certain of our fees are tied to the asset bases of our clients. The occurrence of significant market volatility or decreased levels of participation would likely result in reduced revenues and decreased profitability from our business operations. Additionally, we may be exposed to operational or other risks in connection with any systematic failures in the markets, or the default due to market-related failures of one or more counterparties with whom we transact.

We are subject to the variations and fluctuations of the asset management industry.

We derive significant revenues from asset management, administration and distribution contracts with clients. Under these contracts, the fees paid to us are based on a variety of factors, including the market value of assets under management, assets under administration and number of transactions processed. Assets under management, assets under administration or the number of transactions processed may decline for various reasons, causing results to vary. Factors that could decrease assets under management and assets under administration (and therefore revenues) include declines in the market value of the assets in the funds (and accounts as applicable) managed, administered and distributed, redemptions and other withdrawals from, or shifts among, the funds (and accounts as applicable) managed, administered and distributed, as well as market conditions generally.

These clients and our business relating to them are affected by trends, developments and risks associated with the global hedge fund industry. In addition, the market environment for hedge funds involves risk and has suffered significant turmoil, including as a result of substantial changes in global economies, political uncertainty, stock market declines, a trend toward passive and algorithmic investment strategies and various regulatory initiatives. Even in the absence of such factors, the global hedge fund industry is subject to fluctuations in assets under management that are impossible to predict or anticipate. These risks and trends could significantly and adversely affect some or all of our hedge fund clients, which could adversely affect our business, results of operations and financial condition. In addition, market forces have negatively impacted liquidity for many of the financial instruments in which hedge fund client's trade, which, in turn, could negatively impact our ability to access independent pricing sources for valuing those instruments.

If we are unable to retain and attract clients, our revenues and net income would remain stagnant or decline.

If we are unable to keep existing clients satisfied, sell additional products and services to existing clients or attract new clients, then our revenues and net income would remain stagnant or decline. A variety of factors could affect our ability to successfully retain and attract clients, including:

- the level of demand for our products and services;

- the difficulty of potential customers to change software service providers;

- the level of client spending for IT;

- the level of competition from internal client solutions and from other vendors;

- the quality of our client service and the performance of our products;

- our ability to update our products and services and develop new products and services needed by clients;

- our ability to understand the organization and processes of our clients; and

- our ability to integrate and manage acquired businesses.

If we cannot attract, train and retain qualified employees, we may not be able to provide adequate technical expertise and customer service to our clients.

We believe that our success is due in part to our ability to attract, train and retain highly skilled employees. Competition for qualified personnel in the software and hedge fund industries is intense, and we have, at times, found it difficult to attract and retain skilled personnel for our operations. Our failure to attract and retain a sufficient number of highly skilled employees could prevent us from developing and servicing our products at the same levels as our competitors; therefore, we may lose potential clients and suffer a decline in revenues.

We face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share.

In the financial and healthcare markets we serve, we compete based on a variety of factors, including investment performance, the range of products or services offered, brand recognition, business reputation, financial strength, stability and continuity of client and other intermediary relationships, quality of service, and level of fees charged for products and services. The market for financial and healthcare services software and services is competitive, rapidly evolving and highly sensitive to new product and service introductions, technology innovations including artificial intelligence and marketing efforts by industry participants. The markets we serve are also highly fragmented and served by numerous firms that target only local markets or specific client types. We also face competition from information systems developed and serviced internally by the IT departments of financial services firms. Some of our current and potential competitors may have significantly greater financial, technical, distribution and marketing resources, generate higher revenues and have greater name recognition. Our current or potential competitors may develop products comparable or superior to those developed by us, or adapt more quickly to new technologies such as artificial intelligence, or to evolving industry trends or changing client or regulatory requirements. It is also possible that our competitors may enter into alliances with each other or other third parties, and through such alliances, acquire increased market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. Accordingly, our failure to successfully compete in any of our material businesses could have a material adverse effect on results of operations. Competition could also affect the revenue mix of products or services we provide, resulting in decreased revenues in lines of business with higher profit margins, and our business may not grow as expected and may decline.

We face direct and indirect (through our third-party service providers) risks from cyber-attacks, breaches of digital security, IT system failures, disruptions to IT systems and network disruptions that could adversely affect our reputation and our business.

Our software-enabled services maintain and process confidential data and process trades and perform other back-office functions, including wiring funds, on behalf of our clients, some of which is critical to their business operations. For example, our trading systems maintain account and trading information for our clients and their customers. Our platforms house sensitive, confidential client information. Our internal technology infrastructure on which our software-enabled services depend may be subject to disruptions or may otherwise fail to operate properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control and that could adversely affect our ability to process transactions, provide services or otherwise appropriately conduct our business activities. Such events include cybersecurity attacks or IT systems failures, threats to physical security, sudden increases in transaction volumes, electrical or telecommunications outages, damaging weather or other acts of nature, or employee or contractor error or malfeasance. In particular, cybersecurity threats are evolving and increasing in frequency, prevalence and magnitude across all business types and in our industry as well as for many firms that process information. Our security measures, and those of our service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, data corruption attempts, malicious software, attempts to gain unauthorized access to data, phishing attacks, social engineering, security breaches or employee or contractor malfeasance and other electronic security breaches that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain. Such cybersecurity incidents could lead to disruptions in our systems, the unauthorized use, access, release or destruction of our or our clients' or other parties' confidential, proprietary, personal or otherwise protected information and the corruption of data. We and our service providers may not have the resources or technical sophistication to anticipate or prevent all types of attacks. Additionally, the techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In the last few years there have been many successful advanced cyber-attacks that have damaged several prominent companies in spite of strong information security measures, and we expect that the risks associated with cyber-attacks and the costs of preventing such attacks will continue to increase in the future. We and our clients are regularly the target of attempted cyber-attacks and we must continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. Although we expend significant resources, oversight and governance efforts in an attempt to ensure that we maintain appropriate safeguards with respect to cyber-attacks, and protect against the threat of system disruptions and security breaches, there is no guarantee that our systems and procedures are adequate to protect against all security breaches. If our software-enabled services are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, we and our clients could experience data loss, including confidential, proprietary and personal information, financial loss, harm to their reputation and significant business interruption. If that happens, we may be exposed to significant liability, our reputation may be harmed, our clients may be dissatisfied, and we may lose business. Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate or cover liabilities actually incurred, or that insurance will continue to be available to us on economically reasonable terms, or at all. Given the unpredictability of the timing, nature and scope of such attacks, breaches, failures or disruptions, we could potentially experience significant costs and exposures, including production downtimes, operational delays, other detrimental impacts on our operations or ability to provide services to our customers, the compromising of confidential, proprietary, personal or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business, potential liability, regulatory inquiries, enforcements, actions and fines and/or damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

In providing our software-enabled services to our customers, we depend on third-party service providers to provide some of the IT infrastructure on which we rely. Although we seek to ensure that appropriate security and other standards are maintained by these third parties, these third parties are also subject to the risks discussed above, and there is no guarantee that they will maintain systems and procedures sufficient to protect against cyber-attacks, breaches of digital security, IT system failures, disruptions to IT systems, and network disruptions.

In addition, the third parties with which we do business upon which we rely or which facilitate our business activities, including financial intermediaries, are susceptible to the risks described above (including regarding the third parties with which they are similarly interconnected), and our or their business operations and activities may therefore be adversely affected, perhaps materially, by failures, terminations, errors or malfeasance by, or attacks or constraints on, one or more financial, technology or infrastructure institutions or intermediaries with whom they are interconnected or conduct business.

We expect that our operating results, including our profit margins and profitability, may fluctuate over time.

Historically, our revenues, profit margins and other operating results have fluctuated from period to period and over time primarily due to the timing, size and nature of our license and service transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion on fluctuations in revenues, profit margins and other operating results. Additional factors that may lead to such fluctuation include:

- the costs, timing of the introduction and the market acceptance of new products, product enhancements or services by us or our competitors;

- the lengthy and often unpredictable sales cycles of large client engagements;

- the amount and timing of our operating costs and other expenses;

- the financial health of our clients;

- changes in the volume of assets under our clients' management;

- cancellations of maintenance and/or software-enabled services arrangements by our clients;

- changes in local, national and international regulatory requirements;

- acquisitions during the relevant period;

- implementation of our licensing contracts and software-enabled services arrangements;

- changes in economic and financial market conditions; and

- changes in the types of products and services we provide.

Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in the U.S. and various international jurisdictions. Changes in tax laws and regulations, as well as changes in related interpretations and other tax guidance could materially impact our tax receivables and liabilities and our deferred tax assets and deferred tax liabilities. We routinely review and update our corporate structure and intercompany arrangements, including transfer pricing policies, consistent with applicable laws and regulations, to align with our business operations across numerous jurisdictions. Failure to align our corporate structure and intercompany arrangements with our business operations may increase our worldwide effective tax rate.

We are subject to examinations by various authorities, including tax authorities, in the ordinary course of business. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in various jurisdictions, and existing investigations could be expanded. The global and diverse nature of our operations means that these risks will continue to exist and additional investigations, proceedings and contingencies may arise from time to time. Our business, results of operations and financial condition may be affected by the outcome of investigations, proceedings and other contingencies that cannot be predicted with certainty.

An increase in subaccounting services performed by brokerage firms has and will continue to adversely impact our revenues.

We service open-end and closed-end funds registered under the Investment Company Act of 1940, including mutual funds, exchange-traded funds, interval funds and exchange-listed closed-end funds, as well as private funds, collective investment trusts and other accounts under shareowner recordkeeping arrangements which we refer to as registered accounts. These arrangements are distinguished from broker subaccounts, which are serviced under contract with a broker/dealer. Our clients may adopt the broker subaccount structure. We offer subaccounting services to brokerage firms that perform shareowner subaccounting. As the recordkeeping functions in connection with subaccounting are more limited than traditional shareowner accounting, the fees charged are generally lower on a per unit basis. Brokerage firms that obtain agreements from our clients to use a broker subaccount structure cause accounts currently on our traditional recordkeeping system to convert to our subaccounting system, or to the subaccounting systems of other service providers, which generally results in lower revenues. While subaccounting conversions have generally been limited to our non-tax advantaged mutual fund accounts, such conversions have begun to extend to the tax-advantaged accounts (such as retirement and Section 529 accounts) we service, which could adversely affect our business and operating results.

Catastrophic events may adversely affect our business.

A war, terrorist attack, pandemic or other catastrophe may adversely affect our business. In addition, the effects of global climate change, resulting in increased likelihood and severity of natural disasters and extreme weather events, could disrupt our operations. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our clients, the financial markets or the overall economy and reducing our ability to provide, our clients' ability to use, and the demand for, our products and services. The potential for a direct effect on our business operations is due primarily to our significant investment in infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. A computer virus or other malware, physical or cybersecurity breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for clients, disruptions to our operations, or damage to important facilities. In addition, such an event may cause clients to cancel their agreements with us for our products or services. Any of these events could adversely affect our business, results of operation and financial condition.

We have substantial operations and a significant number of employees in India and we are therefore subject to regulatory, economic and political uncertainties in India.

As of December 31, 2025, we had approximately 7,900 employees located in India. The economy of India may differ favorably or unfavorably from the U.S. economy and our business may be adversely affected by the general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies. In particular, in recent years, India's government has adopted policies that are designed to promote foreign investment, including significant tax incentives, relaxation of regulatory restrictions, liberalized import and export duties and preferential rules on foreign investment and repatriations. These policies may not continue. In addition, we are subject to risks relating to social stability, political, economic or diplomatic developments affecting India in the future.

India faces major challenges in the years ahead sustaining the economic growth that it has experienced over the past several years. These challenges include the need for substantial infrastructure development and improving access to healthcare and education. Our ability to recruit, train and retain qualified employees and develop and operate our facilities in India could be adversely affected if India does not successfully meet these challenges, in which case we may need to relocate those facilities and that could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management and their continued performance and productivity.

We are dependent on the continued efforts of the members of our senior management. The loss of any of the members of our senior management may cause a significant disruption in our business, jeopardize existing customer relationships, impair our compliance efforts as a public company, and have a material adverse effect on our business objectives. We do not maintain key man life insurance policies for any senior officer or manager.

If we are unable to protect our intellectual property, proprietary technology and other confidential information, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized uses of our technology, disclosures of our proprietary information, increased competition, loss of customers, loss of revenue, or inabilities to license technology from third parties.

Our success and ability to compete depends in part upon our ability to protect our intellectual property, proprietary technology and other confidential information. We rely on a combination of patent, trade secret, copyright and trademark law, and nondisclosure agreements, license agreements, and intellectual property assignment agreements, as well as technical measures, to protect our intellectual property, proprietary technology, and other confidential information. We have registered trademarks, service marks, domain names, and logos for some of our products and will continue to evaluate the registration of additional trademarks, service marks, domain names, and logos as appropriate. We generally enter into confidentiality agreements or intellectual property assignment agreements with our employees, partners, independent contractors, consultants, distributors, clients and potential clients or other third parties that have or may have had access to our trade secrets or other proprietary or confidential information, or developed intellectual property on our behalf. However, these efforts may be insufficient to prevent those parties or others from infringing, misappropriating, violating or asserting rights in our intellectual property, confidential information or other technology and our proprietary technology and confidential information may be subject to embezzlement, theft, or other similar illegal behavior by our employees or third parties. In addition, our employees, partners, independent contractors, consultants, distributors, clients and potential clients may breach our confidentiality agreements and we may not have adequate remedies for any such breach. Furthermore, unauthorized third parties may seek to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. If our employees or former employees, partners, independent contractors, consultants or other persons misappropriate or otherwise violate our intellectual property or other proprietary rights, or if a third party were to gain unauthorized access to or independently develop the confidential or proprietary information we possess, whether alone or with the unauthorized assistance of our employees or former employees, partners, independent contractors, consultants or other persons, we could experience increased competition, loss of customers, loss of revenues, and our relationships with our clients and our reputation could be materially adversely affected. We may not have adequate remedies for any such matters, as existing patent and copyright laws afford only limited protection, law enforcement typically does not treat intellectual property misappropriation or theft as a criminal matter, and the process to seek protection and remedies in civil litigation is time-consuming, costly and the results are unpredictable. Third parties may develop substantially equivalent or superseding proprietary technology or may offer equivalent products in competition with our products in a manner that does not infringe, misappropriate or otherwise violate our intellectual property or other proprietary rights, thereby substantially reducing the value of our proprietary rights. A number of third parties also hold patents and other intellectual property rights with application in the financial services field. Consequently, we are subject to the risk that such third parties will claim that our products infringe, misappropriate or otherwise violate their intellectual property rights, including their patent rights. Such claims, regardless of merit, could result in expensive and time-consuming litigation, divert the attention of our personnel, and impair our intellectual property rights. An adverse determination in any intellectual property claim could require us to pay damages (compensatory or punitive) and/or temporarily or permanently stop using our technologies, trademarks, copyrighted works and other material found to be in violation of another party's rights and could prevent us from licensing our technologies to others unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our product offerings, services or processes to avoid infringing, misappropriating or otherwise violating such third party's intellectual property rights, which may not be technically or commercially feasible. Any of the foregoing could have a material adverse effect on our business, results of operation, and financial condition.

We use open source software in connection with a limited number of our software products. We monitor our use of open source software in an effort to avoid subjecting our products to unfavorable conditions or conditions that we do not intend, including the requirement to disclose our proprietary source code. However, such a use could inadvertently occur or could be claimed to have occurred, in part because open source license terms can be ambiguous. Some open source licenses require that source code subject to the license be disclosed to third parties, grant such third parties the right to modify and redistribute that source code and a requirement that the source code for any software derived from it be disclosed. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. Although we believe that we have complied with our obligations under the applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. As a result, the potential impact of these terms is uncertain and may result in unanticipated obligations or restrictions regarding those of our products, technologies or solutions affected. Additionally, we could face claims from third parties claiming ownership of, or demanding the release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering our platform unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protection regarding infringement claims or the quality of the code.

We have acquired and may acquire important technology rights through our acquisitions and have often incorporated and may incorporate features of these technologies across many of our products and services. As a result, we are subject to the above risks and the additional risk that the seller of the technology rights may not have appropriately protected the intellectual property rights we acquired. Indemnification and other rights under applicable acquisition documents are limited in term and scope and therefore provide us with only limited protection.

In addition, we rely on third-party software in providing some of our products and services. If we lose our licenses to use such software or if such licenses are found to infringe, misappropriate or otherwise violate upon the rights of others, we will need to seek alternative means of obtaining the licensed software to continue to provide our products or services, which may not be feasible on a technical or commercial basis. Our inability to replace such software, or to replace such software in a timely manner, could significantly disrupt our business and our ability to deliver products and services to our clients, and adversely affect our business, results of operation and financial condition.

We may be unable to adapt to rapidly changing technology and evolving industry standards and regulatory requirements.

Rapidly changing technology, including developments related to AI, evolving industry standards and regulatory requirements and new product and service introductions characterize the market for our products and services. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing client needs. The process of developing our software products is complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems and technologies. Current areas of significant technological change include mobility, cloud-based computing and the processing and analyzing of large amounts of data. Our ability to keep up with technology and business and regulatory changes is subject to a number of risks, including that:

- we may find it difficult or costly to update our services and software and to develop new products and services quickly enough to meet our clients' needs;

- we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

- we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, regulatory requirements and other developments in the industries in which our clients operate; and

- we may be exposed to liability for security breaches that allow unauthorized persons to gain access to confidential, proprietary or personal information stored on our computers or transmitted over our network.

Our failure to enhance our existing products and services, including the integration and adoption of AI, and to develop and introduce new products and services to promptly address the needs of our clients and a changing marketplace could adversely affect our business, results of operations and financial condition.

The development and use of AI presents risks and challenges that could impact our business.

We develop and incorporate AI in certain of our products, services and operations. Issues related to AI may result in reputational harm, liability, increased costs, or other material adverse consequences to our business.

Our AI offerings may fail to win market adoption for various reasons. AI may produce inaccurate, insufficient or false outputs, and outputs with unintended biases. Our AI algorithms and training methodologies may contain errors, biases or other flaws, or be limited by regulatory or contractual restrictions on using data to train our models.

We face significant competition from other companies who may develop or deploy AI faster, at lower cost, or more effectively than we do. In addition, third parties may deploy AI technologies that disrupts our business models, or in a manner that reduces customer demand for, or affects the desirability, pricing or structure of, our products and services.

There may be legal uncertainty around the protectability of AI-generated works, which may limit our ability to obtain exclusive intellectual property rights in our products and innovations. Further, the data we use to train AI may contain protected information, including personal data, or information belonging to third parties, for which we have insufficient rights. Our use of AI may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties.

Vendors who provide AI technology to us, and who utilize AI technology to provide other products and services to us, and their vendors, may not meet existing or rapidly evolving regulatory or industry standards for privacy and data protection, and level of service and experience.

If we, our vendors, or our or their third-party partners experience an actual or perceived breach of privacy or a security incident involving the use of AI, we may lose valuable intellectual property and confidential information, and our reputation could be harmed.

Malicious actors around the world may use AI for cyberattacks, data theft, and other harmful activities, including AI-powered automated attacks targeting our systems or employees and resulting in the theft and misuse of personal information, confidential information, and intellectual property. AI-generated disinformation could also be used to damage our brand or manipulate market perception of our company.

The regulatory landscape surrounding AI is evolving and uncertain. AI regulations are emerging globally, including in the European Economic Area and other jurisdictions in which we operate. These regulations may not be consistent across jurisdictions and will be subject to change and evolving interpretations.

Undetected software design defects, errors or failures, or employee errors, may result in defects, delays, losses of our clients' data, litigation against us and harm to our reputation and business.

Our software products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. Errors or bugs in our software may affect the ability of our products to work with other hardware or software products, delay the development or release of new products or new versions of products, result in the loss of client data, damage our reputation, affect market acceptance of our products or result in the rejection of our products by the market, cause loss of revenues, divert development resources, increase product liability and warranty claims, and increase service and support costs. We cannot be certain that, despite testing by us and our clients, errors will not be found in new products or new versions of products. Moreover, our clients engage in complex trading activities and this complexity increases the likelihood that our employees may make errors. Employee errors, poor employee performance or misconduct may be difficult to detect and deter. These product defects or errors in the product operations, or employee errors, poor performance or misconduct, could cause damages to our clients for which they may assert claims or lawsuits against us. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management's attention and result in reputational harm. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all, we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our business, results of operations and financial condition.

Investment decisions with respect to cash balances, market returns or losses on investments, and limits on insurance applicable to cash balances held in bank and brokerage accounts, including those held by us and as agent on behalf of our clients, could expose us to losses of such cash balances and adversely affect revenues attributable to cash balance deposit investments.

As part of our transaction processing and other services, we maintain and manage large bank and investment accounts containing client funds, which we hold as agent, as well as operational funds. Our revenues include investment earnings related to client fund cash balances. Our choices in selecting investments, or market conditions that affect the rate of return on or the availability of investments, could have an adverse effect on the level of such revenues. The amounts held in our operational and client deposit accounts could exceed the limits of government insurance programs of organizations such as the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation, exposing us to the risk of loss. Any substantial loss would have a material adverse impact on our business, results of operations and our financial condition.

A substantial portion of our revenues are derived, and a substantial portion of our operations are conducted, outside the U.S., subjecting our business to a variety of international political, geopolitical, economic, security, regulatory and other related risks.

We sell certain of our products primarily outside the U.S. For the years ended December 31, 2025, 2024 and 2023 international revenues accounted for 33%, 31% and 31%, respectively, of our total revenues.

Our international business is subject to a variety of risks, including:

● potential changes in a specific country's or region's political or economic climate or security environment, including the ongoing conflict between Ukraine and Russia, as well as heightened tensions and armed conflicts in Latin America and the Middle-East, and the indirect effects of such events on global markets, energy prices and financial systems;

● the need to comply with a variety of local regulations and laws, evolving sanctions regimes, U.S. export controls, the U.S. Foreign Corrupt Practices Act ("FCPA") and the U.K. Bribery Act ("Bribery Act");

● global trade issues and uncertainties arising from geopolitical tensions, armed conflicts, tariffs, trade restrictions, governmental policy changes, and other factors;

● potential expropriation, nationalization or increased state intervention affecting assets or operations by the U.S. or foreign governments;

● difficulty repatriating any international profits;

● increased volatility in foreign currency exchange rates or interest rates;

● application of discriminatory or punitive fiscal policies, including targeted or sector-specific levies;

● potential changes in tax laws and the interpretation and application of such laws; and

● potential difficulty enforcing third-party contractual obligations and intellectual property rights.

Such factors could adversely affect our business, results of operations and financial condition.

We are exposed to fluctuations in currency exchange rates that could negatively impact our operating results and financial condition.

Because a significant portion of our business is conducted outside the U.S. and significant revenues are generated outside the U.S., we face exposure to adverse movements in foreign currency exchange rates. Fluctuations in currencies relative to currencies in which our earnings are generated also make it more difficult to perform period-to-period comparisons of our reported results of operations. Because our Consolidated Financial Statements are reported in U.S. dollars, translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings. In addition, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot be assured we will be able to effectively manage our currency translation or transaction risk, and significant changes in the value of foreign currencies relative to the U.S.

dollar could adversely affect our financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion on the foreign currency translation impact on operating results and financial condition.

We do not currently engage in material hedging activities. Changes in economic or political conditions globally and in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations.

Our investments in funds and our joint ventures could decline in value.

From time to time we add new investment strategies to our investment product offerings by providing the initial cash investments as "seed capital." The seed capital investments may decline in value. A significant decline in their value could have a material adverse effect on our financial condition or operating results. We are a limited partner in various private equity funds and have future capital commitments related to certain private equity fund investments. These investments are illiquid. Generally, private equity fund securities are non-transferable or are subject to long holding periods, and withdrawals from the private equity firm partnerships are typically not permitted. Even when transfer restrictions do not apply, there is generally no public market for the securities. Therefore, we may not be able to sell the securities at a time when we desire to do so. We may not always be able to sell those investments at the same or higher prices than we paid for them. We also participate in joint ventures with other companies. These joint venture investments could require further capital contributions.

We do not control certain businesses in which we have significant ownership.

We invest in joint ventures and other unconsolidated affiliates as part of our business strategy, and part of our net income is derived from our pro rata share of the earnings of those businesses. Despite owning significant equity interests in those companies and having directors on their boards, we do not control their operations, strategies or financial decisions. The other owners may have economic, business or legal interests or goals that are inconsistent with our goals or the goals of the businesses we co-own. Our pro rata share of any losses due to unfavorable performance of those companies could negatively impact our financial results.

Some of our joint venture investments are subject to buy-sell agreements, which could, among other things, restrict us from selling our interests even if we were to determine it would be prudent to do so.

We own interests in unconsolidated entities and various real estate joint ventures. Our interests in such unconsolidated entities are subject to buy/sell arrangements, which could restrict our ability to sell our interests even if we were to determine it would be prudent to do so. These arrangements could also allow us to purchase the other owners' interests to prevent someone else from acquiring them and we cannot control the timing of occasions to do so. The businesses or other owners may encourage us to increase our investment in or make contributions to the businesses at an inopportune time.

In addition, some of the agreements governing our joint venture arrangements include buy/sell provisions that provide a party to the arrangement with the option to purchase the other party's interests upon such other party's change of control at a purchase price that may be less than fair market value. For instance, under the partnership agreement of IFDS L.P., in the event of a change of control of the Company, the other partner would have the option to purchase our interests in IFDS L.P. at a price equal to book value, unless another purchase provision in the partnership agreement was triggered prior to the change of control. Book value may be substantially less than fair market value at the time of any sale of our interests upon a change of control.

A material weakness in our internal controls could have a material adverse effect on us.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot do so, our reputation and operating results could be harmed. A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, controls can be circumvented by individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, our stock price could be negatively impacted and we could be subject to, among other things, regulatory or enforcement actions by the SEC, which could have a material adverse effect on our business, results of operations and financial condition.

Legal or Regulatory Risks

Our businesses expose us to risks of claims and losses that could be significant and damage our reputation and business prospects.

Our proprietary applications and related consulting and other services include the processing or clearing of financial and healthcare transactions for our clients and their customers and the design of benefit plans and compliance programs. The dollar amount of transactions processed or cleared is vastly in excess than the revenues we derive from providing these services. In the event we make transaction processing or operational errors, or mismanage any process, we could be exposed to claims for any resulting processing delays, disclosure of protected information, miscalculations, mishandling of pass-through disbursements or other processes, and failure to follow a client's instructions or meet specifications. Additionally, we may be subject to claims or liability resulting from a failure of third parties (including regulatory authorities) to recognize the limitations of our role as our clients' agent or consultant, and we may be subject to claims or liability resulting from fraud committed by third parties. We may be exposed to the risk of counterparty breaches or failure to perform. We may be subject to claims, including class actions, for reimbursements, losses or damages arising from any transaction processing or operational error, or from process mismanagement. Because of the sensitive nature of the financial and healthcare transactions we process, our liability and any alleged damages may significantly exceed the fees we receive for performing the service at issue. Litigation could include class action claims based upon, among other theories, various regulatory requirements and consumer protection and privacy laws that class action plaintiffs may attempt to use to assert private rights of action. Any of these claims and related settlements or judgments could affect our operating results, damage our reputation, decrease demand for our products and services, or cause us to make costly operating changes.

Our business is subject to evolving regulations and increased scrutiny from regulators.

Our business is subject to evolving and increasing U.S. and foreign regulation, including privacy, licensing, processing, recordkeeping, investment adviser, broker/dealer, retirement, data protection, reporting and related regulations. New products and services we plan to offer may also be subject to regulation, either directly or as a downstream provider to customers or clients. Such regulations cover all aspects of our business including, but not limited to, sales and trading methods, trade practices among broker/dealers, use and safekeeping of clients' funds and securities, use of client and employee data, capital structure of securities firms, net capital, anti-money laundering efforts, healthcare, recordkeeping and the conduct of directors, officers and employees. Any violation of applicable regulations could expose us or those businesses to civil or criminal liability, significant fines or sanctions, damage our reputation, the revocation of licenses, censures, or a temporary suspension or permanent bar from conducting business, which could adversely affect our business, results of operations and our financial condition.

Our clients are subject to extensive regulation, including investment adviser, broker/dealer and privacy regulations applicable to products and services we provide to the financial services industry and insurance, privacy and other regulations applicable to services we provide to the healthcare industry. As a result, our relationships with our clients may subject us to increased scrutiny from a number of regulators and government entities that regulate the financial services industry in the U.S., the U.K. and the other jurisdictions in which we operate. As a result of the changes in the global economy and the turmoil in global financial markets in recent years, the risk of additional government regulation has increased.

Moreover, our healthcare business is subject to evolving and increasing federal and state regulation. Such federal regulation is developed, interpreted or enforced by regulators including, the Centers for Medicare and Medicaid Services, the U.S. Dept. of Health and Human Services, the Office for Civil Rights and the Office of the Inspector General. Typically, a state's department of insurance regulates much of our healthcare business; however, each state's statutes dictate such authority. Any of these regulations may limit or curtail our activities, including activities that might be profitable, and changes to existing regulations, or the interpretations thereof, may affect our ability to continue to offer our existing products and services, or to offer products and services we may wish to offer in the future.

The E.U.'s AIFMD and the U.S. Dodd-Frank Act, among other initiatives, pose significant changes to the regulatory environment in which we and our clients operate. The impact of these regulatory changes remains uncertain. If we fail to comply with any applicable laws, rules or regulations, we may be subject to censure, fines or other sanctions, including revocation of our licenses and/or registrations with various regulatory agencies, criminal penalties and civil lawsuits.

The FCPA and anti-bribery laws in other jurisdictions, including the Bribery Act, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of "off books" slush funds from which such improper payments can be made. We and our clients operate in a number of jurisdictions that may pose a risk of potential FCPA or Bribery Act violations.

Changes in, and any violation by our clients of, applicable laws and regulations (whether related to the products and services we provide or otherwise) could diminish their business or financial condition and thus their demand for our products and services or could increase our cost of continuing to provide our products and services to such industries. Demand could also decrease if we do not continue to offer products and services that help our clients comply with regulations. For example, our accounts in the healthcare industry are impacted by the Patient Protection and Affordable Care Act of 2010, including the Health Insurance Marketplace.

In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted. While our policies mandate compliance with these laws, there can be no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws. A failure to comply with these laws, rules or regulations, or allegations of such noncompliance, could adversely affect our business, reputation, results of operations and financial condition.

Our role as a fund administrator has in the past, and may in the future, expose us to claims and litigation from clients, their investors, regulators or other third parties.

As a service provider, we have been, and may in the future be, subject to claims and lawsuits from investors, regulators, liquidators, other third parties and our clients, some of which pursue high-risk investment strategies and all of which are subject to substantial market risk, in the event that the underlying fund suffers investment losses, incurs instances of fraud, becomes insolvent, files for bankruptcy or otherwise becomes defunct. Even if we are not ultimately found to be liable, defending such claims or lawsuits could be time-consuming, divert management resources, harm our reputation and cause us to incur significant expenses. These claims or lawsuits could have an adverse effect on our business, results of operations and financial condition.

Because our platform could be used to collect, store, handle, transmit or otherwise process personal information of our customers' employees or customers, privacy concerns could result in additional cost and liability to us or inhibit use of our platform.

Personal privacy has become a significant issue in the U.S. and in many other countries where we offer our solutions or may offer them in the future. The global data protection landscape is rapidly evolving, is not uniform and is likely to remain uncertain for the foreseeable future, and there has been an increasing focus on data privacy and protection issues with the potential to affect our business. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, disclosure, control, security and deletion and other processing of personal information. In the U.S., these include, without limitation, laws and regulations promulgated by states, as well as rules and regulations promulgated under the authority of the Federal Trade Commission ("FTC") and federal financial regulatory bodies. In certain circumstances in the U.S., we are also subject to the federal Gramm-Leach-Bliley Act ("GLBA") and Regulation S-P enacted by the U.S. Securities and Exchange Commission ("SEC"), which, among other things, requires certain of our businesses, including, without limitation, broker-dealers, transfer agents, and registered investment advisers, to maintain written policies and procedures to protect certain non-public personal information of individuals who are clients of certain of our financial institution customers, to notify such individuals if certain of their sensitive non-public personal information has been accessed or used without authorization, and to take reasonable measures to protect against unauthorized access to or use of certain non-public personal information of individuals who are clients of certain of our financial institution customers in connection with its disposal. In certain circumstances in the U.S., we are subject to the U.S. Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which governs the use and disclosure of protected health information of individuals who are clients of or otherwise serviced by certain of our healthcare industry customers. In the U.S., new or evolving laws and regulations governing data privacy and the use and disclosure of non-public, confidential or protected personal information, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, "CCPA"), State biometric laws, and other emerging U.S. state privacy laws, pose increasingly complex compliance challenges and could potentially elevate our compliance risks and costs. Internationally, most of the jurisdictions in which we operate have established their own data security and privacy legal frameworks, many of which are broader in scope, more restrictive and impose greater obligations on us and our customers than in the U.S., including, without limitation, the E.U.'s General Data Protection Regulation ("GDPR") which imposes strict privacy and data security requirements and provides for robust regulatory enforcement and sanctions for non-compliance. The GDPR also imposes strict rules on the transfer of personal data to countries outside of the European Economic Area ("EEA"), including the United States, in respect of which the European Commission or other relevant regulatory body has not issued a so called 'adequacy decision,' unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Recent legal developments in Europe have created complexity, uncertainty and risk regarding such transfers, in particular in relation to transfers to the United States.

Moreover, the GDPR has been transposed into UK law ("UK GDPR") and it currently imposes the same obligations as the GDPR in most material respects. However, the UK GDPR does not automatically incorporate changes made to the GDPR, and such changes need to be specifically incorporated by the UK Government. This creates a risk of divergent parallel regimes and related uncertainty and compliance risk. We cannot predict how the UK GDPR and other UK privacy and data security laws, rules or regulations may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance.

Moreover, we face similar issues and risks of compliance with divergent data privacy laws in India, Thailand, Brazil, China, and other countries in which we operate.

Additionally, many statutory requirements, both in the U.S. and abroad, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, certain federal laws and laws in all 50 U.S. states require certain businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance with such state laws and applicable U.S. federal laws in the event of a widespread data breach is difficult and may be costly. Moreover, states and U.S. regulatory agencies frequently amend existing laws, requiring attention to changing state and federal regulatory requirements. We also may be contractually required to notify consumers or other third parties of a security breach.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. As a result of uncertainty regarding the interpretation and application of privacy and data protection-related laws, regulations, and self-regulatory requirements, it is possible that these laws, regulations, and requirements may be interpreted and applied in a manner that is inconsistent with our existing data handling practices or the technological features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, each of which may be material, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Any inability to adequately address privacy or data protection-related concerns, even if unfounded, or comply with applicable privacy or data protection-related industry standards, laws, rules, regulations, policies and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, the industry standards, laws, regulations, policies and other obligations that are applicable to us and the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Also, privacy concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in foreign countries.

We could become subject to litigation regarding our or a third party's intellectual property rights or other confidential or proprietary information, which could seriously harm our business and require us to incur significant costs.

In recent years, there has been a high incidence of litigation in the U.S. involving patents and other intellectual property rights. We are from time to time a party to litigation to enforce our intellectual property rights or to protect our confidential or proprietary information, or as a result of an allegation that we infringe, misappropriate or otherwise violate a third party's intellectual property rights, including patents, trademarks, trade secrets and copyrights. We also may be contractually required to defend and indemnify our clients against third-party infringement claims related to our intellectual property. From time to time, we have received notices claiming our technology may infringe, misappropriate or otherwise violate third-party intellectual property rights or otherwise threatening to assert intellectual property rights. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and our intellectual property rights being reduced, narrowed or held unenforceable or invalid. These lawsuits, regardless of their success, could be time-consuming and expensive to resolve, adversely affect our revenues, profitability and prospects, and divert management time and attention. If we are found to infringe, misappropriate or otherwise violate a third party's intellectual property rights, we may be required to pay the third party substantial monetary damages and to cease the activities covered by such intellectual property rights, unless we obtain a license to such intellectual property rights, which may not be available on commercially reasonable terms or at all, or incur substantial costs to develop non-infringing intellectual property to make it or our related products or services available under contracts with our customers. In addition, these claims and threats could also cause us to undertake to re-engineer our products or services which may not be technically or commercially feasible. Any of the foregoing could have a material adverse effect on our business, results of operation and financial condition.

Risks Relating to Our Indebtedness

Our substantial indebtedness could adversely affect our financial health and operations.

We currently have a substantial amount of indebtedness. As of December 31, 2025, we had total indebtedness of $7,466.9 million and an additional $593.7 million available for borrowings under our revolving credit facility. This indebtedness could have adverse consequences. For example, it may:

● require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

● increase our vulnerability to and limit our flexibility in planning for, or reacting to, change in our business and the industry in which we operate;

- restrict our ability to make certain distributions with respect to our capital stock due to restricted payment and other financial covenants in our credit facilities and other financing agreements;

- expose us to the risk of increased interest rates as borrowings under our senior credit facility are subject to variable rates of interest;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds.

In addition, the agreement governing our senior credit facility contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests, and any additional indebtedness may incur may also contain restrictive covenants. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. In addition, increases in interest rates by the U.S. Federal Reserve and central banks around the world have resulted in economic volatility and uncertainty, and if sustained, could adversely affect our financial health and operations.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We estimate, based on our current levels of indebtedness and interest rates in effect as of December 31, 2025, we will incur annual interest payments of approximately $427.8 million. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If our business fails to generate sufficient cash flow from operations and future borrowings are not available to us, we may not be able to pay our indebtedness or fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures. We may not be able to effect such actions, if necessary, on commercially reasonable terms or at all.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies.

The Credit Agreement limits our ability, among other things, to:

- incur additional indebtedness;

- make certain investments;

- sell assets, including capital stock of certain subsidiaries;

- declare or pay dividends, repurchase or redeem stock or make other distributions to stockholders;

- consolidate, merge, liquidate or dissolve;

- enter into transactions with our affiliates; and

- incur liens.

In addition, the Credit Agreement also requires us to maintain a specified leverage ratio. Our ability to comply with these provisions may be affected by events beyond our control, and these provisions could limit our ability to plan for or react to market conditions, meet capital needs or otherwise conduct our business activities and plans.

Our inability to comply with any of these provisions could result in a default under one or more of the agreements governing our indebtedness. If such a default occurs under one such agreement, the creditors under another debt agreement may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. In addition, the lenders under our Credit Agreement would have the right to terminate any commitments they have to provide further borrowings.

If we are unable to repay outstanding borrowings when due, the lenders under our Credit Agreement also have the right to proceed against the collateral, including substantially all of our domestic assets and the assets of our domestic subsidiaries, granted to them to secure the indebtedness under that facility. If the indebtedness under our Credit Agreement were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

Risks Relating to Ownership of Our Common Stock

If equity research analysts cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock or trading volume in our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or cease publishing regular reports about us or our business.

The market price of our common stock may be volatile, for a variety of reasons, which could result in substantial losses for investors in our common stock.

The market price of our common stock has in the past, and may in the future, fluctuate significantly. Our common stock has historically traded as high as $91.07 and as low as $6.64. Some of the factors that may cause the market price of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of similar companies;
- changes in estimates of our financial results or recommendations by equity research analysts;
- failure of any of our products to achieve or maintain market acceptance;
- changes in market valuations of similar companies;
- success of competitive products;
- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
- announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;
- regulatory developments in any of our markets;
- litigation involving our Company, our general industry or both;
- additions or departures of key personnel;
- geopolitical instability and financial market disruptions
- investors' general perception of us; and
- changes in inflation, tariffs, interest rates, reduced investor risk appetite and other economic, industry and market conditions.

In addition, if the market for technology stocks, financial services stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

William C. Stone, our Chairman of the Board and Chief Executive Officer, exerts significant influence over our Company.

As of February 18, 2026, William C. Stone, our Chairman of the Board and Chief Executive Officer, beneficially owned approximately 14.4% of the outstanding shares of our common stock. We are party to a stockholders' agreement with Mr. Stone, pursuant to which Mr. Stone has the right to nominate two members of our board of directors, one of which will be Mr. Stone for so long as he is our Chief Executive Officer. As a result, Mr. Stone has significant influence over our policy and affairs and matters requiring stockholder approval.

SS&C Holdings is a holding company with no operations or assets of its own and its ability to pay dividends is limited or otherwise restricted.

As of December 31, 2025, SS&C Holdings has no direct operations and no significant assets other than the stock of SS&C. The ability of SS&C Holdings to pay dividends is limited by its status as a holding company and by the terms of the agreement governing our indebtedness. See "Risk factors - Risks relating to our indebtedness - Restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies." Moreover, none of the subsidiaries of SS&C Holdings are obligated to make funds available to SS&C Holdings for the payment of dividends or otherwise. In addition, Delaware law imposes requirements that may restrict the ability of our subsidiaries, including SS&C, to pay dividends to SS&C Holdings. These limitations could reduce our attractiveness to investors.

Our management has broad discretion in the use of our existing cash resources and may not use such funds effectively.

Our management has broad discretion in the application of our cash resources. Accordingly, our stockholders will have to rely upon the judgment of our management with respect to our existing cash resources, with only limited information concerning management's specific intentions. Our management may spend our cash resources in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our Company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;

- a classified board of directors so that not all members of our board are elected at one time;

- advance notice requirements for stockholder proposals and nominations;

- the inability of stockholders to call special meetings;

- the ability of our board of directors to make, alter or repeal our bylaws;

- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors; and

- a prohibition on stockholders from acting by written consent, except under certain limited circumstances.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that our stockholders could receive a premium for their shares of common stock in an acquisition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. CYBERSECURITY

Our information security processes are designed to assess, identify and manage material risks from cybersecurity threats. In conducting our business activities, we are entrusted with confidential information from our clients, business partners and employees. Confidential information may include sensitive business, proprietary and technical information, as well as personal information. Our Information Security Management System ("ISMS"), based on ISO/IEC27001, is an integral part of our overall enterprise risk management system, and serves as a framework for handling cybersecurity threats and incidents, including such threats and incidents associated with our use of services by information technology suppliers. The ISMS is operated by our Global Information Security team headed by our Global Chief Information Security Officer ("CISO"). We maintain physical, electronic and procedural safeguards designed to guard confidential and proprietary information contained within our information systems from loss, misuse, unauthorized access, disclosure, alteration or destruction. We have layered defenses designed to protect against intrusions that could affect the confidentiality, integrity and availability of information.

We prepare for security incidents by analyzing threat intelligence, holding periodic cybersecurity incident tabletop exercises, and reviewing lessons learned on a regular basis. Our incident management process is communicated to employees during periodic security awareness trainings. Our employees are trained to report incidents, including security weaknesses, malfunctions, threats and breaches immediately to the concerned internal departments and to our information security group. Our computer security incident response team is trained to manage incident response.

We conduct systematic and manual assessments designed to identify information security vulnerabilities, such as external party penetration tests, internal manual penetration tests, source code scanning and other techniques. We perform information technology risk assessments, on a periodic basis, that are designed to detect risks for which controls and mitigation strategies are subsequently developed.

We engage with external experts, including cybersecurity assessors and consultants, in evaluating and testing our information systems and information security controls, enabling us to obtain specialized knowledge and insights.

We perform information technology supplier risk assessments on a periodic basis. Information technology suppliers to SS&C that access, handle, transmit, process or store personal information or other customer data on our behalf are assessed and are also subject to periodic due diligence procedures.

Cybersecurity risk is overseen by the board of directors, with additional oversight of the relevant risk framework and controls provided by the Audit Committee. The Audit Committee oversees our policies with respect to risk assessment and risk management generally, including guidelines and policies to govern the process by which our exposure to risk is handled. As set forth in its charter, Audit Committee oversight includes periodic review of our information security controls and procedures and the processes and procedures for managing cybersecurity risks.

Our CISO, who reports to SS&C's Chief Technology Officer, provides periodic updates to the Audit Committee or to the board of directors on cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents, industry trends and other areas of importance.

Our CISO is responsible for our overall information security strategy, policy, security engineering, operations, cybersecurity threat detection and response. Our CISO has over 20 years of industry experience, including serving in similar roles leading and overseeing cybersecurity programs at other companies. Global Information Security team members provide regular reports to our CISO with respect to the prevention, detection, mitigation and remediation of cybersecurity incidents, and otherwise aid our CISO in operating the ISMS. Global Information Security team members have relevant industry experience gained through their roles with SS&C and similar roles at other organizations, as well as the education and certifications necessary to perform their responsibilities effectively.

We, our clients and our vendors are regularly the target of attempted cyber-attacks, and we must continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. Such cybersecurity incidents could lead to disruptions in our systems; the unauthorized release or destruction of our or our clients' or other parties' confidential or otherwise protected information; and corruption of data. We regularly re-evaluate, modify and enhance our information security processes as new technologies emerge or new risks are identified. In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business, operating results, cash flows or financial condition. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See "Risk factors - Risks Relating to Our Business - We face direct and indirect (through our third-party service providers) risks from cyber-attacks, breaches of digital security, IT system failures, disruptions to IT systems and network disruptions that could adversely affect our reputation and our business." for more information about these risks.

ITEM 2. *PROPERTIES*

We lease our corporate offices at 80 Lamberton Road, Windsor, CT 06095. We utilize offices in more than 100 other locations in North America, South America, Europe, Asia, Australia and Africa. We lease approximately 65% of our office space and own the remaining 35%. We believe that our offices are in good condition and generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are subject to legal proceedings and claims. Certain legal proceedings in which we are involved are discussed in Note 18 to the Consolidated Financial Statements, which is included elsewhere in this annual report on Form 10-K and incorporated by reference herein. In the opinion of our management, we are not involved in any litigation or proceedings that would have a material adverse effect on us or our business.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock trades on The Nasdaq Global Select Market under the symbol "SSNC". As of February 6, 2026, we had approximately 319,000 beneficial shareholders of our common stock.

Our equity plan information required by this item is incorporated by reference to the information in Part III, Item 12 of this annual report on Form 10-K.

Issuer Purchases of Equity Securities

The following is a summary of the repurchases of our common stock in the fourth quarter of 2025 (in millions, except average price per share):

Period (1)	(a) Total Number of Shares Purchased (2)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under Plans or Programs (3)
October 1, 2025 – October 31, 2025	0.5	$ 84.45	0.5	$ 1,200.4
November 1, 2025 – November 30, 2025	1.2	$ 84.66	1.2	$ 1,093.3
December 1, 2025 – December 31, 2025	2.0	$ 87.78	2.0	$ 919.1
Total	3.7		3.7	

(1) Information is based on trade dates of repurchase transactions.
(2) Represents shares repurchased in open market transactions pursuant to the Common Stock Repurchase Program.
(3) Share repurchases were made pursuant to the common stock repurchase program authorized by our Board of Directors in May 2025. The program allows for the purchase of up to $1.5 billion of outstanding common stock in one or more transactions on the open market or in privately negotiated purchases.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of SS&C Technologies Holdings, Inc. under the Exchange Act.

The following graph shows a comparison from December 31, 2020 through December 31, 2025 of cumulative total return for our common stock, the Nasdaq Composite Index and the Nasdaq Technology Dividend TR Index. Such returns are based on historical results and are not intended to suggest future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*
Among SS&C Technologies Holdings, Inc., the Nasdaq Composite Index and the Nasdaq Technology Dividend TR Index



SS&C Technologies Holdings, Inc.
NASDAQ Composite-Total Return
NASDAQ Technology Dividend TR Index
DOLLARS
$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
* $100 invested in stock on 12/31/2020. Return calculations of indices assume the reinvestment of dividends.

* $100 invested in stock on December 31, 2020. Return calculations of indices assume the reinvestment of dividends.

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
SS&C Technologies Holdings, Inc.......	100	114	73	87	110	128
Nasdaq Composite - Total Returns.......	100	122	82	119	154	187
Nasdaq Technology Dividend TR Index..	100	130	102	141	176	222

ITEM 6. [Reserved]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

Business. We are a leading provider of mission-critical, sophisticated software-enabled services that allow financial services providers to automate complex business processes. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, transfer agency, compliance, regulatory services, performance measurement, reconciliation, reporting, processing and clearing. We provide our solutions globally to thousands of clients, principally within the institutional asset and wealth management, alternative investment management, brokerage, retirement, financial advisory and financial institutions vertical markets. In addition, we provide solutions to the healthcare industry including pharmacy, healthcare administration and health outcomes optimization solutions to satisfy their information processing, quality of care, cost management and payment integrity needs. Our healthcare solutions include claims adjudication, benefit management, care management and business intelligence services.

Acquisitions. To supplement our growth, we evaluate and execute acquisitions that provide complementary products or services, add proven technology and an established client base, expand our intellectual property portfolio or address a highly specialized problem or a market niche.

The following table lists the businesses we have acquired since January 1, 2023:

Acquired Business	Acquisition Date	Acquired Capabilities, Products and Services
Curo Fund Services	November 2025	Expanded fund administration offerings and market share growth across South Africa and the African continent
Calastone Limited	October 2025	Expanded global funds network that connects asset managers and market participants to automated mutual fund and ETF fund transaction processing
FPS Trust Company	February 2025	Enhanced the managed services provided including high-volume beneficiary distributions, paying agent services and tax processing solutions to institutional trustees and retirement plan administrators
Battea-Class Action Services, LLC	September 2024	Added expertise in in all stages of filing and processing settlement claims in connection with antitrust, securities litigation and settlement recovery services
Iress Managed Funds Administration Business	October 2023	Provided software and services for trading and market data, financial advice, investment management, mortgages, superannuation, life and pensions and data intelligence

The discussion in this Part II, Item 7 of this Annual Report on Form 10-K includes the operations of the businesses listed in the table above for the respective time periods each was owned by SS&C.

Revenues. As we have expanded our business, we have focused on increasing our software-enabled services. Since 2023, we have seen increased demand in the financial services industry for these services from existing and new customers. We have taken a number of steps to support that demand, such as automating our software-enabled services delivery methods and expanding our service offerings. We have also acquired businesses that offer software-enabled services or have a large base of term license or maintenance clients. In particular, the acquisition of Blue Prism increased our term license and maintenance revenues. Our software-enabled services revenues increased from $4,488.3 million in 2023 to $5,211.1 million in 2025. We believe that our high degree of these contractually recurring revenues provides us with the ability to better manage our costs and capital investments. To support the growth in our software-enabled services revenues and maintain our level of customer service, we have added personnel, expanded our facilities and invested in IT.

Liquidity. In October 2025, in connection with our acquisition of Calastone, we entered into an Incremental Joinder to our Credit Agreement, resulting in $1,050.0 million of additional Term B-8 Loans, which is described in *Contractual Obligations.*

We generated $1,744.8 million in cash from operating activities in 2025, compared to $1,388.6 million and $1,215.1 million in 2024 and 2023, respectively. In 2025, we used our operating cash flow, cash received from debt borrowings, $425.5 million in proceeds from the exercise of stock options and existing cash to fund the Calastone acquisition, purchase $1,036.0 million of common stock for treasury, pay $253.8 million in dividends and invest in capital expenditures in our business.

Results of Operations

We use the term organic to refer to the businesses and operations that are included in the comparable prior year period on a constant currency basis. Organic includes the change in an acquired business, but excludes the impact of any business which we acquired for the time period which would impact the comparable prior year period.

Ongoing macroeconomic conditions, such as changes in interest rates and inflation, volatility in capital markets, global trade issues, geopolitical tensions, foreign currency exchange rate fluctuations, and other similar factors could have impacts on our results that are uncertain and, in many respects, outside our control. The situations remain dynamic and subject to rapid and possibly material change, which ultimately could result in material negative effects on our business and results of operations. We will continue to evaluate the nature and extent of the potential impacts to our business, consolidated results of operations, liquidity and capital resources.

Our results of operations below include the results of our recent acquisitions from the date which they were acquired, including the Iress Managed Funds Administration Business in October 2023, Battea in September 2024, FPS Trust Company in February 2025, Calastone Limited in October 2025 and Curo Fund Services in November 2025.

Revenues

We derive our revenues from two sources: software-enabled services revenues and license, maintenance and related revenues. As a general matter, fluctuations in our software-enabled services revenues are attributable to our customer retention, the number of new software-enabled services clients as well as total assets under management in our clients' portfolios and the number of outsourced transactions managed for our existing clients. Software-enabled services revenues also fluctuate as a result of reimbursements received for "out-of-pocket" expenses, such as postage and telecommunications charges, which are recorded as revenues on an accrual basis. Total out-of-pocket revenue was $100.1 million, $93.2 million and $93.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Because these additional revenues are offset by the reimbursable expenses incurred, there is no impact on gross profit, operating income and net income; however, the reimbursements billed and expenses incurred can lead to fluctuations in revenues, cost of revenues and gross margin percentage each period. License, maintenance and related revenues consist primarily of term and perpetual license fees, maintenance fees and professional services. Maintenance revenues vary based on customer retention and on the annual increases in fees, which are generally tied to the consumer price index. License and related revenues tend to fluctuate based on the number of new licensing clients, the timing and terms of contract renewals and demand for consulting services.

The following table sets forth the percentage of our total revenues represented by each of the following sources of revenues for the periods indicated:

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Software-enabled services	83.1%	82.3%	81.6%
License, maintenance and related	16.9%	17.7%	18.4%
Total revenues	100.0%	100.0%	100.0%

The following table sets forth revenues (dollars in millions) and percent change in revenues for the periods indicated:

| | Year Ended December 31, | | | Percent Change From Prior Period | |
	2025	**2024**	**2023**	**2025**	**2024**
Software-enabled services	$ 5,211.1	$ 4,840.3	$ 4,488.3	7.7%	7.8%
License, maintenance and related	1,061.1	1,041.7	1,014.5	1.9%	2.7%
Total revenues	$ 6,272.2	$ 5,882.0	$ 5,502.8	6.6%	6.9%

Fiscal 2025 versus Fiscal 2024. Our revenues increased $390.2 million, or 6.6%, primarily due to an increase of $281.2 million in organic revenues driven by strength in the SS&C GlobeOp fund administration, Global Investor and Distribution Solutions and Wealth and Investment Technologies businesses. Our revenues also increased due to acquisitions, which contributed $77.5 million in revenues as well as the favorable impact from foreign currency translation of $31.5 million.

Software-enabled services revenues increased $370.8 million, or 7.7%, primarily due to an increase in organic revenues of $268.8 million, and acquisitions, which added $77.5 million in revenues, as well as the favorable impact from foreign currency translation of $24.5 million. License, maintenance and related revenues increased $19.4 million, or 1.9%, primarily due to an increase in organic revenues of $12.4 million and the favorable impact from foreign currency translation of $7.0 million.

Fiscal 2024 versus Fiscal 2023. Our revenues increased $379.2 million, or 6.9%, primarily due to an increase of $336.8 million in organic revenues driven by strength in the SS&C GlobeOp fund administration, virtual data room services, Global Investor and Distribution Solutions and Wealth and Investment Technologies businesses. Our revenues also increased due to acquisitions, which contributed $31.7 million in revenues as well as the favorable impact from foreign currency translation of $10.7 million.

Software-enabled services revenues increased $352.0 million, or 7.8%, primarily due to an increase in organic revenues of $311.7 million, and acquisitions, which added $29.9 million in revenues, as well as the favorable impact from foreign currency translation of $10.4 million. License, maintenance and related revenues increased $27.2 million, or 2.7%, primarily due to an increase in organic revenues of $25.1 million, acquisitions added $1.8 million in revenues and the favorable impact from foreign currency translation was $0.3 million.

Cost of Revenues

Cost of software-enabled services revenues consists primarily of costs related to personnel utilized in servicing our software-enabled services and amortization of intangible assets. Cost of license, maintenance and other related revenues consists primarily of the costs related to personnel utilized in servicing our maintenance contracts and to provide implementation, conversion and training services to our software licensees, as well as system integration and custom programming consulting services and amortization of intangible assets.

The following tables set forth each of the following cost of revenues as a percentage of their respective revenue source for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
Cost of software-enabled services	54.5%	54.1%	55.1%
Cost of license, maintenance and related	38.8%	38.4%	37.4%
Total cost of revenues	51.8%	51.3%	51.8%
Gross margin percentage	48.2%	48.7%	48.2%

The following table sets forth cost of revenues (dollars in millions) and percent change in cost of revenues for the periods indicated:

	Year Ended December 31,			Percent Change From Prior Period	
	2025	2024	2023	2025	2024
Cost of software-enabled services	$ 2,839.3	$ 2,618.8	$ 2,472.0	8.4%	5.9%
Cost of license, maintenance and related	411.3	399.6	379.0	2.9%	5.4%
Total cost of revenues	$ 3,250.6	$ 3,018.4	$ 2,851.0	7.7%	5.9%

Fiscal 2025 versus Fiscal 2024. Our total cost of revenues increased by $232.2 million, or 7.7%, primarily due to an increase in organic costs of $182.2 million and acquisitions, which added $40.4 million in costs. Our cost of revenues also increased due to the unfavorable impact from foreign currency translation of $9.6 million. Organic cost increases reflect the continued investment in delivering client service.

Cost of software-enabled services revenues increased $220.5 million, or 8.4%, primarily due to an increase of $172.2 million in organic costs, acquisitions, which added $40.4 million in costs, and the unfavorable impact from foreign currency translation of $7.9 million. Cost of license, maintenance and related revenues increased $11.7 million, or 2.9%, primarily due to an increase of $10.0 million in organic costs and the unfavorable impact from foreign currency translation of $1.7 million.

Fiscal 2024 versus Fiscal 2023. Our total cost of revenues increased by $167.4 million, or 5.9%, primarily due to an increase in organic costs of $135.1 million and acquisitions, which added $25.5 million in costs. Our cost of revenues also increased due to the unfavorable impact from foreign currency translation of $6.8 million. Organic cost increases reflect the continued investment in delivering client service.

Cost of software-enabled services revenues increased $146.8 million, or 5.9%, primarily due to an increase of $116.0 million in organic costs, acquisitions, which added $25.4 million in costs, and the unfavorable impact from foreign currency translation of $5.4 million. Cost of license, maintenance and related revenues increased $20.6 million, or 5.4%, primarily due to an increase of $19.1 million in organic costs, the unfavorable impact from foreign currency translation of $1.4 million and acquisitions, which added $0.1 million in costs.

Operating Expenses

Selling and marketing expenses consist primarily of the personnel costs associated with the selling and marketing of our products, including salaries, commissions, travel and entertainment. Such expenses also include amortization of intangible assets, the cost of branch sales offices, trade shows and marketing and promotional materials. Research and development expenses consist primarily of personnel costs attributable to the enhancement of existing products and the development of new software products. General and administrative expenses consist primarily of personnel costs related to management, accounting and finance, legal, human resources and administration and associated overhead costs, as well as fees for professional services.

The following table sets forth operating expenses as a percentage of our total revenues for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
Selling and marketing	10.0%	9.9%	10.0%
Research and development	8.1%	8.8%	8.6%
General and administrative	7.2%	7.1%	7.6%
Total operating expenses	25.3%	25.8%	26.2%

The following table sets forth operating expenses (dollars in millions) and percent change in operating expenses for the periods indicated:

	Year Ended December 31,			Percent Change From Prior Period	
	2025	2024	2023	2025	2024
Selling and marketing	$ 625.0	$ 584.2	$ 550.9	7.0%	6.0%
Research and development	507.5	517.7	473.8	(2.0)%	9.3%
General and administrative	452.4	418.2	418.2	8.2%	0.0%
Total operating expenses	$ 1,584.9	$ 1,520.1	$ 1,442.9	4.3%	5.4%

Fiscal 2025 versus 2024. Operating expenses increased $64.8 million, or 4.3%, primarily due to an increase of $30.2 million in organic operating expenses, acquisitions, which added $26.5 million in expenses, and the unfavorable impact from foreign currency translation of $8.1 million. Total operating expenses, excluding the impact of acquisitions and foreign currency translation, primarily increased due to resource needs to support organic growth.

Fiscal 2024 versus 2023. Operating expenses increased $77.2 million, or 5.4%, primarily due to an increase of $66.9 million in organic operating expenses, acquisitions, which added $6.9 million in expenses, and the unfavorable impact from foreign currency translation of $3.4 million. Total operating expenses, excluding the impact of acquisitions and foreign currency translation, primarily increased due to resource needs to support organic growth.

Comparison of Fiscal 2025, 2024 and 2023 for Interest, Taxes and Other

Interest expense. We had interest expense of $434.7 million in 2025 compared to $463.0 million in 2024 and $476.3 million in 2023. The decrease in interest expense for 2025 as compared to 2024 is due to lower average interest rates on debt. The decrease in interest expense for 2024 as compared to 2023 is due to lower average debt balances. We had an average interest rate of 6.10%, 6.71% and 6.65%, for the twelve months ended December 31, 2025, 2024 and 2023, respectively. Our debt balances are discussed further in "Liquidity and Capital Resources".

Other (expense) income, net. We had other (expense) income, net of $(23.0) million in 2025 compared to $8.9 million in 2024 and $20.7 million in 2023. Other (expense) income, net for 2025 included losses on the sale of fixed assets of $35.1 million. Those losses were partially offset by investment gains of $14.0 million, which includes fair value adjustments to increase the carrying value of our investments and dividend income. Other income, net for 2024 included net investment gains of $19.6 million, which includes fair value adjustments to increase the carrying value of our investments and dividend income. Those investment gains were partially offset by foreign currency translation losses of $8.2 million. Other income, net for 2023 included net investment gains of $19.0 million, which includes fair value adjustments to increase the carrying value of our investments and dividend income. Other income, net for 2023 also included income of $13.4 million from the settlement of a dispute related to pre-acquisition matters. The remaining portion of other income, net consisted primarily of losses on the sale or adjustment to carrying value of fixed assets of $11.7 million.

Equity in earnings of unconsolidated affiliates, net. We had equity in earnings of unconsolidated affiliates, net of $(9.3) million for 2025, $24.4 million for 2024 and $100.0 million for 2023. Our equity in earnings of unconsolidated affiliates in 2025 is primarily related to a $10.6 million adjustment to decrease the carrying value of one of our investments. Our equity in earnings of unconsolidated affiliates is primarily related to an increase the carrying value of one of our investments of $19.1 million and $96.3 million in 2024 and 2023, respectively.

Loss on extinguishment of debt, net. We recorded a $3.3 million, $31.2 million and $2.1 million loss on extinguishment of debt in 2025, 2024 and 2023, respectively. The loss on extinguishment of debt, net in 2025 and 2023 relates to the write-off of a portion of the unamortized capitalized financing fees and the unamortized original issue discount associated with additional prepayments on our term loans prior to their scheduled maturity. The loss on extinguishment of debt, net in 2024 primarily related to the amendment of our credit agreement discussed further in "Liquidity and Capital Resources."

Provision for income taxes. The following table sets forth the provision for income taxes (dollars in millions) and effective tax rates for the periods indicated:

| | Year Ended December 31, | | |
	2025	2024	2023
Provision for income taxes	$ 176.1	$ 132.0	$ 249.1
Effective tax rate	18.1%	14.8%	29.0%

Our 2025, 2024 and 2023 effective tax rates differ from the statutory rate primarily due to the effect of our foreign operations and permanent book to tax differences. The change in the effective tax rate from 2024 to 2025 was primarily driven by the releases of uncertain tax positions due to closed audits and statute of limitation expirations, recognition of windfall tax benefits from stock awards, and a change in the composition of income before income taxes from foreign and domestic tax jurisdictions. Our effective tax rate for 2025 includes benefits related to releases of uncertain tax positions due to closed audits, recognition of a tax benefit associated with a change in domestic tax credit methodology, and benefits related to stock-based awards. Our effective tax rate for 2024 includes benefits related to releases of uncertain tax positions and tax refunds, both due to closed audits, recognition of a state tax benefit associated with income apportionment rules, recognition of a tax benefit associated with a change in domestic tax credit methodology, releases of valuation allowances on deferred tax assets, and benefits related to stock-based awards. Our effective tax rate for 2023 included increases in uncertain tax positions and benefits related to stock-based awards.

Our effective tax rate includes the effect of operations outside the U.S., which historically have been taxed at rates lower than the U.S. statutory rate. While we have income from multiple foreign sources, the majority of our non-U.S. operations are in the United Kingdom and India, where the statutory rates were 25.0% and approximately 25.3%, respectively, in 2025, 25.0% and approximately 25.4%, respectively, in 2024, and 23.5% and approximately 33.0%, respectively, in 2023. A future proportionate change in the composition of income before income taxes from foreign and domestic tax jurisdictions could impact our periodic effective tax rate.

In 2021, the OECD ("Organisation for Economic Co-operation and Development")/G20 Inclusive Framework on Base Erosion and Profit Shifting released Model Global Anti-Base Erosion rules under Pillar Two. Further guidance continues to be released each year. Many non-U.S. tax jurisdictions in which we operate have either enacted legislation or are in the process of enacting legislation to adopt certain components of the Pillar Two Model Rules. The enactments effective in 2025 were not material to our provision for income taxes.

Liquidity and Capital Resources

Our primary cash requirements are to pay for the costs of our operations, to fund principal and interest payments with respect to our indebtedness, to invest in research and development, to acquire complementary businesses or assets, repurchase shares of our common stock and to pay dividends on our common stock. We expect our cash on hand, cash flows from operations, and cash available under our Credit Agreement to provide sufficient liquidity to fund our cash requirements for at least the next twelve months.

Our cash, cash equivalents and restricted cash and cash equivalents, including amounts held on behalf of clients, at December 31, 2025 were $3,573.8 million, an increase of $203.3 million from $3,370.5 million at December 31, 2024. The increase in cash was primarily due to the increase in cash and cash equivalents associated with funds held on behalf of clients. See Notes 8, 10, and 11 to our Consolidated Financial Statements for further discussion of acquisitions, debt, and equity, respectively.

Client funds obligations include our transfer agency client balances invested overnight as well as our contractual obligations to remit funds to satisfy client pharmacy claim obligations and are recorded on the Consolidated Balance Sheet when incurred, generally after a claim has been processed by us. Our contractual obligations to remit funds to satisfy client obligations are primarily sourced by funds held on behalf of clients. We had $3,799.5 million and $3,162.2 million of client funds obligations at December 31, 2025 and 2024, respectively.

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions):

Net cash, cash equivalents and restricted cash provided by (used in):	Year Ended December 31,			Change From Prior Period	
	2025	2024	2023	2025	2024
Operating activities	$ 1,744.8	$ 1,388.6	$ 1,215.1	$ 356.2	$ 173.5
Investing activities	(1,307.6)	(855.7)	(268.4)	(451.9)	(587.3)
Financing activities	(243.5)	(152.3)	712.8	(91.2)	(865.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9.6	(8.7)	1.5	18.3	(10.2)
Net increase in cash, cash equivalents and restricted cash	$ 203.3	$ 371.9	$ 1,661.0	$ (168.6)	$ (1,289.1)

Fiscal 2025 versus 2024

Operating activities: Cash provided by operating activities of $1,744.8 million during the year ended December 31, 2025 resulted from net income of $798.7 million, adjustments for non-cash items of $1,023.2 million, partially offset by changes in our working capital accounts totaling $77.1 million. The changes in our working capital accounts were primarily driven by increases in accounts receivable, contract assets and changes in income taxes prepaid and payable due to the timing of tax payments.

Investing activities: Cash used in investing activities during the year ended December 31, 2025 totaled $1,307.6 million, which included $1,052.0 million paid for business acquisitions, net of cash acquired, capitalized software development costs of $221.9 million and capital expenditures of $80.8 million, partially offset by distributions received from unconsolidated affiliates of $20.5 million, proceeds from the sale of property and equipment of $17.8 million and receipts from the collection of other non-current receivables of $10.5 million.

Financing activities: Cash used in financing activities during the year ended December 31, 2025 was $243.5 million and primarily resulted from $1,036.0 million of purchases of common stock for treasury, $253.8 million in quarterly dividends paid, $79.2 million in withholding taxes paid related to equity award net share settlements, distributions from noncontrolling interests of $21.8 million and $7.6 million in payments of deferred financing fees. These expenditures were partially offset by net borrowings of $421.9 million, proceeds of $425.5 million from stock option exercises and the increase in client funds obligations of $307.5 million.

Fiscal 2024 versus 2023

Our cash, cash equivalents and restricted cash and cash equivalents, including amounts held on behalf of clients, at December 31, 2024 were $3,370.5 million, an increase of $371.9 million from $2,998.6 million at December 31, 2023. The increase in cash was primarily due to the increase in cash and cash equivalents associated with funds held on behalf of clients. See Notes 8, 10, and 11 to our Consolidated Financial Statements for further discussion of acquisitions, debt, and equity, respectively. We also had $3,162.2 million and $2,615.6 million of client funds obligations at December 31, 2024 and 2023, respectively.

Operating activities: Cash provided by operating activities of $1,388.6 million during the year ended December 31, 2024 resulted from net income of $761.7 million, adjustments for non-cash items of $811.6 million, partially offset by changes in our working capital accounts totaling $184.7 million. The changes in our working capital accounts were primarily driven by increases in accounts receivable, contract assets and prepaid expenses, partially offset by increases in deferred revenue.

Investing activities: Cash used in investing activities during the year ended December 31, 2024 totaled $855.7 million, which included $647.1 million paid for business acquisitions, net of cash acquired and asset acquisitions, capitalized software development costs of $194.3 million and capital expenditures of $61.4 million, partially offset by distributions received from unconsolidated affiliates of $25.3 million, receipts from the collection of other non-current receivables of $10.2 million, proceeds from sales and maturities of investments of $6.9 million and proceeds from the sale of property and equipment of $4.8 million.

Financing activities: Cash used in financing activities during the year ended December 31, 2024 was $152.3 million and primarily resulted from $737.5 million of purchases of common stock for treasury, $244.9 million in quarterly dividends paid, $39.4 million in payments of deferred financing fees and $26.2 million in withholding taxes paid related to equity award net share

settlements. These expenditures were partially offset by net borrowings of $289.9 million, proceeds of $355.1 million from stock option exercises, the increase in client funds obligations of $235.8 million and proceeds from noncontrolling interests of $14.9 million.

We have made a permanent reinvestment determination in certain non-U.S. operations that have historically generated positive operating cash flows. At December 31, 2025, we held approximately $296.7 million in cash and cash equivalents at non-U.S. subsidiaries where we have made such a determination and in turn no provision for income taxes had been made.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2025 that require us to make future cash payments (in millions):

Contractual Obligations and Other Commitments	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term and long-term debt	$ 7,466.9	$ 25.0	$ 2,080.0	$ 670.0	$ 4,691.9
Interest payments (1)	1,902.6	427.8	740.8	580.2	153.8
Operating lease obligations (2)	311.7	60.4	99.7	79.3	72.3
Purchase obligations (3)	478.0	193.3	138.7	145.7	0.3
Total contractual obligations	$ 10,159.2	$ 706.5	$ 3,059.2	$ 1,475.2	$ 4,918.3

(1) Reflects interest payments on our Credit Agreement at an assumed interest rate of one-month Adjusted Term SOFR of 3.72% plus 2.00% on our Term B-8 facility, one-month Adjusted Term SOFR of 3.72% plus 1.50% on our Term A-9 facility, 5.5% on our 5.5% Senior Notes and 6.5% on our 6.5% Senior Notes.
(2) We are obligated under noncancelable operating leases for office space and office equipment.
(3) Purchase obligations include the minimum amounts committed under contracts for goods and services.

As of December 31, 2025, our liability for uncertain tax positions and related interest and penalties payable was $92.2 million and $7.2 million, respectively. We are unable to reasonably estimate the timing of such liability and interest payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions. As of December 31, 2025, our projected obligation related to our defined benefit pension plans was $35.9 million and we are unable to reasonably estimate the timing of such obligation due to uncertainties in the timing of payments. As a result, these amounts are not included in the above contractual obligations table.

Senior Secured Credit Facilities and Senior Notes

On April 16, 2018, in connection with our acquisition of DST, we entered into an amended and restated credit agreement with SS&C Technologies, Inc. ("SS&C"), SS&C European Holdings SARL, an indirect wholly-owned subsidiary of SS&C ("SS&C SARL") and SS&C Technologies Holdings Europe SARL, an indirect wholly-owned subsidiary of SS&C ("SS&C Tech SARL") as the borrowers ("Credit Agreement"), which included Term B-3 and Term B-4 Loans. Also in 2018, we entered into amendments to the Credit Agreement in connection with our acquisitions of Eze and Intralinks, the Term B-5 Loan. On March 22, 2022, in connection with our acquisition of Blue Prism, we entered into an Incremental Joinder to the Credit Agreement with certain of our subsidiaries. Pursuant to the Incremental Joinder, a new $650.0 million senior secured incremental term loan B facility ("Term B-6 Loan") and a new $880.0 million senior secured incremental term loan B facility ("Term B-7 Loan" and together with the Term B-6 Loan, the "Incremental Term Loans") was made available to us, the proceeds of which were used to finance substantially all of the consideration for the acquisition of Blue Prism.

On March 28, 2019, we issued $2.0 billion aggregate principal amount of 5.5% Senior Notes due 2027 ("5.5% Senior Notes"), the proceeds of which were used to repay a portion of the outstanding Term B-3 Loan under our Credit Agreement.

The Credit Agreement had a revolving credit facility with a five-year term available for borrowings by SS&C with $250.0 million in available commitments ("Revolving Credit Facility"). The Revolving Credit Facility also contained a $25 million letter of credit sub-facility. On December 28, 2022, we entered into an amendment (the "Revolving Facility Amendment") to the Credit Agreement with certain of our subsidiaries. Pursuant to the Revolving Facility Amendment, the Revolving Credit Facility was amended to: (i) extend the maturity date to December 28, 2027, (ii) amend the interest rate provisions to replace LIBOR with Term SOFR as the interest rate benchmark, (iii) increase the aggregate commitments from $250.0 million to $600.0 million, (iv) increase the letter of credit sub-facility from $25.0 million to $75.0 million and (v) make certain other revisions fully set forth in the Revolving Facility Amendment.

On May 9, 2024, we entered into the Incremental Joinder & First Amendment to Credit Agreement (the "Amendment") which amended our Credit Agreement. Pursuant to the Amendment, we borrowed $3,935.0 million in aggregate principal amount of incremental term B-8 loans (the "Term B-8 Loans"). The Term B-8 Loans bear interest at, at our option, the Base Rate (as defined in the Amendment), plus 1.00% per annum, or the Term SOFR Rate (as defined in the Amendment), plus 2.00% per annum.

Also on May 9, 2024, we issued $750.0 million aggregate principal amount of 6.5% Senior Notes due 2032 (the "6.5% Senior Notes"). The 6.5% Senior Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior indebtedness. The 6.5% Senior Notes are fully and unconditionally guaranteed, jointly and severally, by SS&C Holdings and all of its existing domestic restricted subsidiaries (other than SS&C Technologies) that guarantee our existing senior secured credit facilities and future domestic restricted subsidiaries that guarantee our existing senior secured credit facilities and certain other indebtedness. Interest on the 6.5% Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024.

The net proceeds of the Term B-8 Loans and from the sale of the 6.5% Senior Notes were used to repay all amounts owed under the term B-3 loans, the term B-4 loans, the term B-5 loans, the term B-6 loans and the term B-7 loans (together, the "Existing Term Loans") under the Credit Agreement, as well as to pay related fees and expenses.

On September 27, 2024, in connection with our acquisition of Battea, we entered into an Incremental Joinder to our Credit Agreement (the "September 2024 Incremental Joinder"). Pursuant to the September 2024 Incremental Joinder, we borrowed $800.0 million in aggregate principal amount of incremental term A-9 loans ("Term A-9 Loans"), the net proceeds of which were used to finance in part the acquisition of Battea, the payment of fees and expenses related thereto and for working capital and general corporate purposes. The Term A-9 Loans bear interest at, at our option, the Base Rate (as defined in the Incremental Joinder), plus 0.50% per annum, or the Term SOFR Rate (as defined in the Incremental Joinder), plus 1.50% per annum, in each case with two leverage-based adjustments that increase the interest rate margin by 0.25% per annum if our consolidated net secured leverage ratio is greater than 3.50x and 4.25x, respectively, and one leverage-based adjustment that reduces the interest rate margin by 0.125% per annum if our consolidated net secured leverage ratio is less than or equal to 2.50x.

On October 14, 2025, in connection with our acquisition of Calastone, we entered into an Incremental Joinder to our Credit Agreement (the "October 2025 Incremental Joinder"). Pursuant to the October 2025 Incremental Joinder, we borrowed $1,050.0 million in aggregate principal amount of incremental term B-8 loans (the "Incremental Term B-8 Loans"). The net proceeds of the Incremental B-8 Loans were used to finance the acquisition of Calastone, the payment of fees and expenses related thereto and for working capital and general corporate purposes. The Incremental Term B-8 Loans are a fungible increase to SS&C's existing term B-8 Loans and have the same terms, maturity date, and interest.

The table below provides a summary of the key terms of our Senior Secured Credit Facilities and Senior Notes:

	Amount Outstanding at December 31, 2025 (in millions)	Maturity Date	Scheduled Quarterly Payments Required
Senior Secured Credit Facilities			
Term B-8 Loans	$ 3,941.9	May 9, 2031	(1)
Term A-9 Loans	775.0	September 27, 2029 (2)	0.625% (3)
Revolving Credit Facility (4)	—	December 28, 2027	None
5.5% Senior Notes	2,000.0	September 30, 2027	None
6.5% Senior Notes	750.0	June 1, 2032	None

(1) Per the September 2024 Incremental Joinder, scheduled quarterly payments of 0.25% are required. We have made prepayments on our Term B-8 Loans and do not have any principal quarterly payments due until March 2030.

(2) The Term A-9 Loans will mature on the earlier to occur of (1) September 27, 2029 or (2) 91 days prior to the maturity of (x) the 5.5% Senior Notes if more than $150.0 million aggregate principal amount remains outstanding on the 91st day prior to such maturity or (y) the Revolving Credit Facility if more than $150.0 million aggregate principal amount of commitments remain outstanding on the 91stday prior to such maturity, whichever of (x) or (y) comes first.

(3) Scheduled quarterly payment required for the first eight fiscal quarters commencing with the fiscal quarter ending December 31, 2024. The scheduled quarterly payment will increase to 1.250% for each quarter thereafter until the maturity date of the Term A-9 Loans.

(4) The senior secured credit facility has a revolving credit facility available for borrowing by SS&C with $600.0 million in available commitments ("Revolving Credit Facility"), of which $593.7 million was available as of December 31,

2025. The Revolving Credit Facility also contains a $75.0 million letter of credit sub-facility, of which $6.3 million was utilized as of December 31, 2025.

Debt Terms

Our obligations under the Term B-8 Loans and Term A-9 Loans are guaranteed by our existing and future wholly-owned domestic restricted subsidiaries (subject to customary exceptions and limitations). The obligations of the loan parties under the amended senior secured credit facility are secured by substantially all of the assets of such persons (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of the U.S. wholly-owned restricted subsidiaries of such persons (with customary exceptions and limitations) and 65% of the capital stock of certain foreign restricted subsidiaries of such persons (with customary exceptions and limitations).

The amended senior secured credit facility includes negative covenants that, among other things and subject to certain thresholds and exceptions, limit our ability and the ability of our restricted subsidiaries to incur debt or liens, make investments (including in the form of loans and acquisitions), merge, liquidate or dissolve, sell property and assets, including capital stock of our subsidiaries, pay dividends on our capital stock or redeem, repurchase or retire our capital stock, alter the business we conduct, amend, prepay, redeem or purchase subordinated debt, or engage in transactions with our affiliates. The amended senior secured credit facility also contains customary representations and warranties, affirmative covenants and events of default, subject to customary thresholds and exceptions. In addition, the amended senior secured credit facility contains a financial covenant for the benefit of the Revolving Credit Facility requiring us to maintain a maximum consolidated net secured leverage ratio. The amended senior secured credit facility also contains a financial maintenance covenant for the benefit of the Term A-9 Loans that will require us to maintain a separate maximum consolidated net secured leverage ratio. In addition, under the amended senior secured credit facility, certain defaults under agreements governing other material indebtedness could result in an event of default under the amended senior secured credit facility, in which case the lenders could elect to accelerate payments under the amended senior secured credit facility and terminate any commitments they have to provide future borrowings. As of December 31, 2025, we were in compliance with all financial and non-financial covenants.

The 5.5% Senior Notes are guaranteed, jointly and severally, by SS&C Holdings and all of its existing and future domestic restricted subsidiaries that guarantee our existing senior secured credit facilities or certain other indebtedness. The 5.5% Senior Notes are unsecured senior obligations that are equal in right of payment to all of our existing and future senior unsecured indebtedness. Interest on the 5.5% Senior Notes is payable on March 30 and September 30 of each year.

At any time after March 30, 2025, we may, at our option, redeem some or all of the 5.5% Senior Notes, in whole or in part, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date:

At any time prior to June 1, 2027, we may, at our option, redeem some or all of the 6.5% Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the 6.5% Senior Notes, plus a "make-whole" premium, plus accrued and unpaid interest, if any, to the date of redemption. On and after June 1, 2027, we may, at our option, redeem some or all of the 6.5% Senior Notes, in whole or in part, at the redemption prices set forth in the following table, expressed as a percentage of the principal amount, plus accrued and unpaid interest to the redemption date:

Year	Price
On or after June 1, 2027	103.250%
On or after June 1, 2028	101.625%
June 1, 2029 and thereafter	100.000%

We may also, from time to time in our sole discretion, purchase, redeem, or retire any outstanding 5.5% Senior Notes and 6.5% Senior Notes, through tender offers, in privately negotiated or open market transactions, or otherwise.

The indentures governing the 5.5% Senior Notes and 6.5% Senior Notes contain a number of covenants that restrict, subject to certain thresholds and exceptions, our ability and the ability of our domestic restricted subsidiaries to incur debt or liens, make certain investments, pay dividends, dispose of certain assets, or enter into transactions with its affiliates. Any event of default under the amended senior secured credit facility that leads to an acceleration of those amounts due also results in a default under the indenture governing each of the Senior Notes.

Debt Issuance Costs and Loss on Extinguishment of Debt

We evaluated the borrowing of our Term B-8 Loans and issuance of 6.5% Senior Notes and the repayment of our Existing Term Loans in accordance with FASB Accounting Standards Codification 470-50, *Debt Modifications and Extinguishments*. We determined that the new debt borrowing and issuance and existing debt repayment were two independent transactions due to the fact that (i) no single investor held a significant concentration of both the old and the new debt, (ii) none of the old investors were included in negotiations with creditors about modifying the old debt, and (iii) all lenders were provided the same opportunity to participate in the new debt regardless of whether they were an existing lender. Consequently, the refinancing was accounted for as a debt extinguishment. As a result, the Existing Term Loans borrowing costs of $27.7 million were expensed and are included in Loss on extinguishment of debt in the Consolidated Statement of Comprehensive Income during the year ended December 31, 2024.

In connection with the October 2025 Incremental B-8 Loans, we capitalized an aggregate of $7.6 million during the year ended December 31, 2025 in financing costs, which represent new third-party costs.

We made additional principal payments prior to their scheduled maturity in 2025, 2024 and 2023, which resulted in a loss on extinguishment of debt of $3.3 million, $3.5 million and $2.1 million, respectively, due to the write-off of a portion of the unamortized capitalized financing fees and the unamortized original issue discount.

Covenant Compliance

Under the Revolving Credit Facility portion of the amended senior secured credit facility, we are required to satisfy and maintain a specified financial ratio at the end of each fiscal quarter if the sum of (i) outstanding amount of all loans under the Revolving Credit Facility and (ii) all non-cash collateralized letters of credit issued under the Revolving Credit Facility in excess of $20 million is equal to or greater than 30% of the total commitments under the Revolving Credit Facility. In addition, the Term A-9 Loans will be subject to a 5.25x consolidated net secured leverage ratio commencing at the fiscal quarter ending December 31, 2024, which will, at our option, increase to 5.75x for four consecutive fiscal quarters following a material permitted acquisition. Our ability to meet either financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet either ratio. Any breach of either financial covenant could result in an event of default under the amended senior secured credit facility. Upon the occurrence of any event of default under the amended senior secured credit facility, the lenders could elect to declare all amounts outstanding under the amended senior secured credit facility to be immediately due and payable and terminate all commitments to extend further credit. Any default and subsequent acceleration of payments under the amended senior secured credit facility would have a material adverse effect on our results of operations, financial position and cash flows. Additionally, under the amended senior secured credit facility, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to baskets and ratios based on Consolidated EBITDA.

Consolidated EBITDA is a non-GAAP financial measure used in key financial covenants contained in the amended senior secured credit facility, which is the material facility supporting our capital structure and providing liquidity to our business. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA"), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the amended senior secured credit facility. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratio and other financial condition tests contained in the amended senior secured credit facility.

Management uses Consolidated EBITDA to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by generally accepted accounting principles, or GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, the amended senior secured credit facility requires that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP and investors should not consider Consolidated EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies. Consolidated EBITDA has other limitations as an analytical tool, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

- Consolidated EBITDA does not reflect the interest expense we incur as a result of our debt leverage;

- Consolidated EBITDA does not reflect the provision (benefit) of income tax expense in our various jurisdictions;

- Consolidated EBITDA does not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;

- Consolidated EBITDA does not reflect the cost of compensation we provide to our employees in the form of stock-based awards;

- Consolidated EBITDA does not reflect the equity in earnings of unconsolidated affiliates; and

- Consolidated EBITDA excludes expenses and income that are permitted to be excluded per the terms of our Credit Agreement, but which others may believe are normal expenses for the operation of a business.

The following is a reconciliation of net income to Consolidated EBITDA attributable to SS&C common stockholders, as defined in our amended senior secured credit facility.

(in millions)	Year Ended December 31,		
	2025	2024	2023
Net income	$ 798.7	$ 761.7	$ 608.6
Interest expense, net	426.3	451.9	469.8
Provision for income taxes	176.1	132.0	249.1
Depreciation and amortization	703.8	680.1	670.4
EBITDA	**2,104.9**	**2,025.7**	**1,997.9**
Stock-based compensation	257.7	203.3	159.4
Acquired EBITDA and cost savings (1)	42.5	19.4	—
Loss on extinguishment of debt	3.3	31.2	2.1
Equity in earnings of unconsolidated affiliates, net	9.3	(24.4)	(100.0)
Purchase accounting adjustments (2)	4.4	6.8	9.3
ASC 606 adoption impact	0.4	(1.9)	(3.1)
Foreign currency translation losses (gains)	1.8	8.2	(0.2)
Investment gains (3)	(14.0)	(19.6)	(19.0)
Facilities and workforce restructuring	45.1	41.4	56.8
Acquisition related (4)	11.5	3.3	(0.1)
Other (5)	41.1	11.1	7.5
Consolidated EBITDA	**$ 2,508.0**	**$ 2,304.5**	**$ 2,110.6**
Consolidated EBITDA attributable to noncontrolling interest (6)	(3.2)	(4.1)	(2.9)
Consolidated EBITDA attributable to SS&C common stockholders	**$ 2,504.8**	**$ 2,300.4**	**$ 2,107.7**

(1) Acquired EBITDA reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period, as well as cost savings enacted in connection with acquisitions.

(2) Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisitions, (b) an adjustment to increase personnel and commissions expense by the amount that would have been recognized if prepaid commissions and deferred personnel costs were not adjusted to fair value at the date of the acquisitions and (c) an adjustment to increase or decrease rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of acquisitions.

(3) Investment gains includes unrealized fair value adjustments of investments and dividend income received on investments.

(4) Acquisition related includes costs related to both current acquisitions and the resolution of pre-acquisition matters.

(5) Other includes additional expenses and income that are permitted to be excluded per the terms of our amended senior secured credit facility from Consolidated EBITDA, a financial measure used in calculating our covenant compliance, and includes a loss on the sale of fixed assets of $33.3 million during the twelve months ended December 31, 2025.

(6)   Consolidated EBITDA attributable to noncontrolling interest represents Consolidated EBITDA based on the ownership interest retained by the noncontrolling parties of DomaniRx, our consolidated variable interest entity.

Our covenant requirement for consolidated net secured leverage ratio for the benefit of the Revolving Credit Facility and the actual ratio as of December 31, 2025 are as follows:

	Covenant Requirement	Actual Ratio
Maximum consolidated net secured leverage to Consolidated EBITDA ratio[1]	6.25x	1.70

(1)   Calculated as the ratio of consolidated net secured funded indebtedness, net of cash and cash equivalents, as defined by the amended senior secured credit facility, for the period of four consecutive fiscal quarters ended on the measurement date. Consolidated net secured funded indebtedness is comprised of indebtedness for borrowed money, letters of credit, deferred purchase price obligations and capital lease obligations, all of which is secured by liens on our property.

Critical Accounting Estimates

A number of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our Consolidated Financial Statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, management's observation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, goodwill and other intangible assets and other contingent liabilities. Actual results may differ significantly from the estimates contained in our Consolidated Financial Statements. Information about recently adopted accounting pronouncements and accounting pronouncements not yet effective is included in Note 2 to our Consolidated Financial Statements. We believe that the following comprise the accounting estimates or assumptions we have made where the nature of the estimates or assumptions could be material due to the levels of subjectivity and judgment involved.

Acquisition Accounting, Intangible Assets and Goodwill

In connection with the completion of our acquisitions, we allocate the purchase price to the assets and liabilities we acquire, such as net tangible assets, completed technology, customer relationships, other identifiable intangible assets, deferred revenue and goodwill. We apply significant judgments and estimates in determining the fair market value of the assets acquired and their useful lives. For example, we have determined the fair value of existing client contracts based on the discounted estimated net future cash flows from such client contracts existing at the date of acquisition and the fair value of the completed technology based on the relief-from-royalties method on estimated future revenues of such completed technology and assumed obsolescence factors. While actual results during the years ended December 31, 2025, 2024 and 2023 were consistent with our estimated cash flows and we did not incur any impairment charges during those years, different estimates and assumptions in valuing acquired assets could yield materially different results.

We must test goodwill annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill or indefinite-lived intangible assets may be impaired) by comparing the fair value of a reporting unit to its carrying value. Judgment is required in the determination of goodwill reporting units. As of December 31, 2025 and 2024, we have two reporting units, one is our health business and the other includes the rest of our operations. To the extent that we do not achieve our revenue or operating cash flow plans or other measures of fair value decline, including external valuation assumptions, our current goodwill carrying value could be impaired. Our impairment analysis indicated that the fair values of our reporting units significantly exceeded their carrying values at December 31, 2025.

We assess the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

- significant negative industry or economic trends.

When we determine that the carrying value of intangibles may not be recoverable due to the existence of one or more of the above indicators of potential impairment, we assess whether an impairment has occurred based on whether net book value of the assets exceeds related projected undiscounted cash flows from these assets. We consider a number of factors, including past operating results, budgets, economic projections, market trends and product development cycles in estimating future cash flows. Differing estimates and assumptions of any of the factors described above could result in a materially different impairment charge, if any, and thus materially different results of operations.

Software Capitalization

Significant management judgment is required in determining which projects and costs associated with software development will be capitalized and in assigning estimated economic lives to the completed projects. Management specifically evaluates software development projects, milestones achieved and the commitments to continue funding the projects. Significant changes in any of these items may result in discontinuing capitalization of development costs, as well as immediately expensing previously capitalized costs. We review, on a quarterly basis, our capitalized software for possible impairment.

Revenue Recognition

Our revenues consist of software-enabled services and license, maintenance and related revenues.

Software-enabled services revenues, which are based on a monthly fee or are transaction-based, are recognized as the services are performed. Software-enabled services are generally provided under contracts with initial terms of one to five years that require monthly or quarterly payments, and are subject to automatic annual renewal at the end of the initial term unless terminated by either party.

We recognize software-enabled services revenues on a monthly basis as the arrangement is a single performance obligation or a stand-ready performance obligation, which in either case is comprised of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer (i.e. distinct days or months of service). We apply a measure of progress (typically time-based) to any fixed consideration and allocate variable consideration to the distinct periods of service based on usage. These variable payments relate specifically to our efforts to perform the services in the period in which the fee applies. This variability is solely attributed to and resolved as a result of the transfer of these services; these fees are independent of the transfer of past or future goods or services. These fees meet the allocation objective of ASC 606 because they represent the amount of consideration we are entitled to for these services. Revenue is generally recognized over the period the services are provided, which results in revenue recognition that corresponds with the value to the client of the services transferred to date relative to the remaining services promised.

We generate revenues in the form of software license fees and related maintenance and services fees. License fees include perpetual license fees and term license fees that differ mainly in the duration over which the customer benefits from the software. Maintenance and services primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available) and, in some cases, professional services which focus on both deployment and training our customers to fully leverage the use of our products.

Software license revenues are recognized at the point of time when the software license has been delivered. Term license fees are typically due in annual installments at the beginning of each annual period, and we record a contract asset for amounts recognized as revenue in excess of amounts billed. We recognize maintenance revenues ratably over the term of the underlying contract term because we transfer control evenly by providing a stand-ready service. The term of the maintenance contract on a perpetual license is usually one year and the duration of a term license contract is usually between one to five years. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the term. Revenues from professional services consist mostly of services provided on a time and materials basis.

In contracts with multiple performance obligations, we account for individual performance obligations separately if they are distinct. We allocate the transaction price to each performance obligation based on our relative standalone selling price out of total consideration of the contract. Standalone selling price is determined utilizing observable prices to the extent available. If the standalone selling price for a performance obligation is not directly observable, we estimate it maximizing the use of observable inputs. For maintenance and support, we determine the standalone selling price based on the price at which we separately sell a renewal contract and the economic relationship between licenses and maintenance. We primarily determine the standalone selling price for sales of license arrangements using the residual approach. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services.

We occasionally enter into license agreements requiring significant customization of our software that are not material to our results of operations. We account for the license and professional service fees under these agreements as a single performance obligation, recognized over time using an input method during the development of the license. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Revenue is recognized each period based on the hours incurred to date compared to the total hours expected to complete the project. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs will be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis and are made in the period in which such losses are first estimated or determined.

Stock-based Compensation

Using the fair value recognition provisions of relevant accounting literature, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the appropriate service period. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options and the expected volatility of our stock price. In addition, for stock-based awards where vesting is dependent upon achieving earnings per share growth targets, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded for non-qualified stock options. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there would be an income tax expense for the portion of the deferred tax asset that is not realizable.

Income Taxes

The carrying value of our deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our Consolidated Statements of Comprehensive Income. On a quarterly basis, we evaluate whether deferred tax assets are realizable and assess whether there is a need for additional valuation allowances. The carrying value of our deferred tax assets and liabilities is recorded based on the statutory rates that we expect our deferred tax assets and liabilities to reverse into income. We estimate the state rate at which our deferred tax assets and liabilities will reverse based on estimates of state income apportionment for future years. Each of these estimates requires significant judgment on the part of our management. In addition, we evaluate the need to provide additional tax provisions for adjustments proposed by taxing authorities.

As of December 31, 2025, we had $92.2 million in liabilities associated with unrecognized tax benefits. All of the unrecognized tax benefits, if recognized, would decrease our effective tax rate and increase our net income. Additionally, we recognize accrued interest and penalties relating to unrecognized tax benefits as a component of the income tax provision.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We do not use derivative financial instruments for trading or speculative purposes. We have invested our available cash in short-term, highly liquid financial instruments, having initial maturities of three months or less. When necessary, we have borrowed to fund acquisitions.

Interest rate risk

We derive service revenues from investment earnings related to cash balances maintained in bank accounts on which we are the agent for clients. The balances maintained in the bank accounts will fluctuate. The effect of changes in interest rates attributable to earnings derived from cash balances we hold for clients is offset by changes in interest rates on our variable debt. For 2025, there were average daily cash balances of approximately $2.6 billion maintained in such accounts. We estimate that a 100 basis point change in the interest earnings rates would equate to approximately $12.6 million of net income, net of income taxes, on an annual basis.

At December 31, 2025, we had total debt of $7,466.9 million, including $4,716.9 million of variable interest rate debt. As of December 31, 2025, a 100 basis point increase in interest rates would result in an increase in interest expense of approximately $47.2 million per year.

Foreign currency exchange rate risk

During 2025, approximately 33% of our revenues were from clients located outside the United States and approximately 22% of our revenues were from currencies other than the United States dollar. During 2025, approximately 36% of our expenses were from currencies other than the United States dollar. The British pound represents the majority of revenues and expenses denominated in a currency other than the United States dollar. While revenues and expenses of our foreign operations are primarily denominated in their respective local currencies, some subsidiaries do enter into certain transactions in currencies that are different from their local currency. These transactions consist primarily of cross-currency intercompany balances and trade receivables and payables. As a result of these transactions, we have exposure to changes in foreign currency exchange rates that result in foreign currency transaction gains and losses, which we report in other (expense) income, net. These outstanding amounts were not material for the year ended December 31, 2025. The amount of these balances can fluctuate in the future as we bill customers and buy products or services in currencies other than our functional currency, which could increase our exposure to foreign currency exchange rates. Our exposures to foreign currency exchange rates can also fluctuate as a result of acquisitions. Accordingly, we continuously assess and monitor our exposure to foreign exchange rates. We do not enter into any market risk sensitive instruments for trading purposes.

The foregoing risk management discussion and the effect thereof are forward-looking statements. Actual results in the future may differ materially from these projected results due to actual developments in global financial markets. The analytical methods used by us to assess and minimize risk discussed above should not be considered projections of future events or losses.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial statement schedules are not submitted because they are not applicable, not required or the information is included in our Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SS&C Technologies Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SS&C Technologies Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Report of Management on Internal Control over Financial Reporting, management has excluded Colossus Topco Limited, the parent company of Calastone Limited and its subsidiaries (collectively "Calastone") from its assessment of internal control over financial reporting as of December 31, 2025, because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Calastone from our audit of internal control over financial reporting. Calastone is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting each represent less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Calastone - Valuation of the Customer Relationships Intangible Asset

As described in Note 8 to the consolidated financial statements, on October 14, 2025, the Company purchased all of the outstanding stock of Calastone for approximately $1.03 billion in cash, plus the costs of effecting the transaction. Of the acquired intangible assets, a $435.8 million customer relationships intangible asset was recorded. The preliminary fair value of the customer relationships intangible asset was determined by management using the excess earnings method. Significant assumptions used by management in the determination of fair value for customer relationships were forecasted revenues, EBITDA margins, attrition rate and discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the customer relationships intangible asset acquired in the acquisition of Calastone is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships intangible asset acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues, EBITDA margins, attrition rate, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer relationships intangible asset acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the customer relationships intangible asset acquired; (iii) evaluating the appropriateness of the excess earnings method used by management; (iv) testing the completeness and accuracy of the underlying data used in the excess earnings method; and (v) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, EBITDA margins, attrition rate and discount rate. Evaluating management's assumptions related to forecasted revenues, EBITDA margins, and attrition rate involved considering (i) the current and past performance of the Calastone business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings method and (ii) the reasonableness of the attrition rate and discount rate assumptions.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 26, 2026

We have served as the Company's auditor since 1995.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 462.1	$ 567.1
Funds receivable and funds held on behalf of clients	3,799.5	3,162.2
Accounts receivable, net of allowance for credit losses of $34.9 and $31.6, respectively (Note 3)	978.7	902.0
Contract assets	49.2	47.6
Prepaid expenses and other current assets	193.7	179.8
Restricted cash and cash equivalents	4.5	3.7
Total current assets	**5,487.7**	**4,862.4**
Property, plant and equipment, net (Note 4)	289.5	299.6
Operating lease right-of-use assets (Note 5)	233.3	190.6
Investments (Note 6)	174.4	177.4
Unconsolidated affiliates (Note 7)	307.7	328.4
Contract assets	133.1	110.2
Goodwill (Note 9)	9,991.3	9,218.1
Intangible and other assets, net of accumulated amortization of $5,330.0 and $4,646.6, respectively (Note 9)	4,094.7	3,858.0
Total assets	**$ 20,711.7**	**$ 19,044.7**
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt (Note 10)	$ 25.0	$ 20.0
Client funds obligations	3,799.5	3,162.2
Accounts payable	87.2	70.2
Income taxes payable	23.3	23.0
Accrued employee compensation and benefits	348.9	311.5
Interest payable	31.6	31.6
Other accrued expenses	303.4	249.7
Deferred revenues	492.4	486.1
Total current liabilities	**5,111.3**	**4,354.3**
Long-term debt, net of current portion (Note 10)	7,408.4	6,989.6
Operating lease liabilities (Note 5)	213.2	175.1
Other long-term liabilities	190.2	191.1
Deferred income taxes	846.8	725.5
Total liabilities	**13,769.9**	**12,435.6**
Commitments and contingencies (Note 18)		
Stockholders' equity (Note 11):		
Preferred stock, $0.01 par value per share, 5.0 million shares authorized; no shares issued	—	—
Class A non-voting common stock, $0.01 par value per share, 5.0 million shares authorized; no shares issued	—	—
Common stock, $0.01 par value per share, 400.0 million shares authorized; 293.6 million shares and 284.4 million shares issued, respectively, and 241.4 million shares and 244.5 million shares outstanding, respectively	2.9	2.8
Additional paid-in capital	6,507.4	5,901.6
Accumulated other comprehensive loss	(294.2)	(541.2)
Retained earnings	4,179.2	3,641.9
Cost of common stock in treasury, 52.2 and 39.9 million shares, respectively	(3,507.7)	(2,470.2)
Total SS&C stockholders' equity	6,887.6	6,534.9
Noncontrolling interest (Note 12)	54.2	74.2
Total equity	**6,941.8**	**6,609.1**
Total liabilities and equity	**$ 20,711.7**	**$ 19,044.7**

The accompanying notes are an integral part of these Consolidated Financial Statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except per share data)

	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Software-enabled services	$ 5,211.1	$ 4,840.3	$ 4,488.3
License, maintenance and related	1,061.1	1,041.7	1,014.5
Total revenues	**6,272.2**	**5,882.0**	**5,502.8**
Cost of revenues:			
Software-enabled services	2,839.3	2,618.8	2,472.0
License, maintenance and related	411.3	399.6	379.0
Total cost of revenues	3,250.6	3,018.4	2,851.0
Gross profit	**3,021.6**	**2,863.6**	**2,651.8**
Operating expenses:			
Selling and marketing	625.0	584.2	550.9
Research and development	507.5	517.7	473.8
General and administrative	452.4	418.2	418.2
Total operating expenses	1,584.9	1,520.1	1,442.9
Operating income	**1,436.7**	**1,343.5**	**1,208.9**
Interest income	8.4	11.1	6.5
Interest expense	(434.7)	(463.0)	(476.3)
Other (expense) income, net	(23.0)	8.9	20.7
Equity in earnings of unconsolidated affiliates, net	(9.3)	24.4	100.0
Loss on extinguishment of debt, net	(3.3)	(31.2)	(2.1)
Income before income taxes	974.8	893.7	857.7
Provision for income taxes (Note 17)	176.1	132.0	249.1
Net income	798.7	761.7	608.6
Net income attributable to noncontrolling interest	(1.8)	(1.2)	(1.5)
Net income attributable to SS&C common stockholders	**$ 796.9**	**$ 760.5**	**$ 607.1**
Basic earnings per share attributable to SS&C common stockholders	$ 3.26	$ 3.09	$ 2.45
Diluted earnings per share attributable to SS&C common stockholders	$ 3.15	$ 3.00	$ 2.39
Basic weighted-average number of common shares outstanding	244.3	246.4	248.3
Diluted weighted-average number of common and common equivalent shares outstanding	253.1	253.8	254.5
Net income	**$ 798.7**	**$ 761.7**	**$ 608.6**
Other comprehensive (loss) income, net of tax:			
Defined benefit pension adjustment	(8.6)	0.2	(0.7)
Foreign currency exchange translation adjustment	255.6	(115.1)	124.5
Total other comprehensive income (loss), net of tax	247.0	(114.9)	123.8
Comprehensive income	1,045.7	646.8	732.4
Comprehensive income attributable to noncontrolling interest	(1.8)	(1.2)	(1.5)
Comprehensive income attributable to SS&C common stockholders	**$ 1,043.9**	**$ 645.6**	**$ 730.9**

The accompanying notes are an integral part of these Consolidated Financial Statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flow from operating activities:			
Net income	$ 798.7	$ 761.7	$ 608.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	703.8	680.1	670.4
Equity in earnings of unconsolidated affiliates, net	9.3	(24.4)	(100.0)
Distributions received from unconsolidated affiliates	2.6	13.1	21.2
Stock-based compensation expense	257.7	203.3	159.5
Unrealized net losses (gains) on investments	3.4	(1.7)	(2.2)
Amortization and write-offs of loan origination costs and original issue discounts	6.8	8.4	13.5
Loss on extinguishment of debt, net	3.3	31.2	2.1
Loss on sale or disposition of property and equipment	35.1	1.6	11.7
Deferred income taxes	(17.4)	(115.4)	(82.9)
Provision for credit losses	18.6	15.4	11.4
Changes in operating assets and liabilities, excluding effects from acquisitions:			
Accounts receivable	(46.0)	(119.1)	(23.1)
Prepaid expenses and other assets	(6.6)	(20.7)	(2.3)
Contract assets	(20.2)	(25.1)	22.5
Accounts payable	14.1	(10.7)	33.0
Accrued expenses and other liabilities	9.9	(16.5)	(106.0)
Income taxes prepaid and payable	(14.6)	(13.8)	(38.2)
Deferred revenue	(13.7)	21.2	15.9
Net cash provided by operating activities	**1,744.8**	**1,388.6**	**1,215.1**
Cash flow from investing activities:			
Business acquisitions, net of cash acquired	(1,052.0)	(647.1)	(34.1)
Additions to property and equipment	(80.8)	(61.4)	(56.6)
Proceeds from sale of property and equipment	17.8	4.8	0.1
Additions to capitalized software	(221.9)	(194.3)	(194.9)
Investments in securities	(2.5)	(0.1)	(0.6)
Proceeds from sales / maturities of investments	0.8	6.9	8.0
Distributions received from (contributions to) unconsolidated affiliates	20.5	25.3	(0.3)
Collection of other non-current receivables	10.5	10.2	10.0
Net cash used in investing activities	**(1,307.6)**	**(855.7)**	**(268.4)**
Cash flow from financing activities:			
Cash received from debt borrowings, net of original issue discount	1,187.0	5,545.0	375.0
Repayments of debt	(765.1)	(5,255.1)	(749.7)
Payment of deferred financing fees	(7.6)	(39.4)	—
Net increase in client funds obligations	307.5	235.8	1,669.7
Proceeds from exercise of stock options	425.5	355.1	115.4
Withholding taxes paid related to equity award net share settlement	(79.2)	(26.2)	(5.1)
Purchases of common stock for treasury	(1,036.0)	(737.5)	(471.6)
Dividends paid on common stock	(253.8)	(244.9)	(220.9)
(Distributions to) proceeds from noncontrolling interests	(21.8)	14.9	—
Net cash (used in) provided by financing activities	**(243.5)**	**(152.3)**	**712.8**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9.6	(8.7)	1.5
Net increase in cash, cash equivalents and restricted cash	203.3	371.9	1,661.0
Cash, cash equivalents and restricted cash, beginning of period	3,370.5	2,998.6	1,337.6
Cash, cash equivalents and restricted cash and cash equivalents, end of period	**$ 3,573.8**	**$ 3,370.5**	**$ 2,998.6**
Reconciliation of cash, cash equivalents and restricted cash and cash equivalents:			
Cash and cash equivalents	$ 462.1	$ 567.1	$ 432.2
Restricted cash and cash equivalents	4.5	3.7	2.4
Restricted cash and cash equivalents included in funds receivable and funds held on behalf of clients	3,107.2	2,799.7	2,564.0
	3,573.8	3,370.5	2,998.6
Supplemental disclosure of cash paid for:			
Interest	$ 427.8	$ 452.4	$ 461.8
Income taxes, net of refunds	$ 219.4	$ 286.2	$ 348.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

SS&C TECHNOLOGIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in millions, except per share data)

| | SS&C Stockholders | | | | | | | |
| | Common Stock | | | | | | | |
	Number of Issued Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Noncontrolling Interest	Total Stockholders' Equity
Balance, at December 31, 2022	**271.9**	**$ 2.7**	**$ 5,111.6**	**$ 2,740.1**	**$ (550.1)**	**$ (1,260.1)**	**$ 56.6**	**$ 6,100.8**
Net income	—	—	—	607.1	—	—	1.5	608.6
Foreign exchange translation adjustment (Note 11)	—	—	—	—	124.5	—	—	124.5
Defined benefit pension adjustment (Note 11)	—	—	—	—	(0.7)	—	—	(0.7)
Stock-based compensation expense (Note 14)	—	—	159.5	—	—	—	—	159.5
Exercise of options (Note 14)	3.5	0.1	116.7	—	—	—	—	116.8
Withholding taxes related to equity award net share settlement (Note 14)	0.5	—	(17.5)	—	—	—	—	(17.5)
Dividends declared - $0.88 per share (Note 11)	—	—	0.7	(220.9)	—	—	—	(220.2)
Purchase of common stock (Note 11)	—	—	—	—	—	(474.1)	—	(474.1)
Balance, at December 31, 2023	**275.9**	**$ 2.8**	**$ 5,371.0**	**$ 3,126.3**	**$ (426.3)**	**$ (1,734.2)**	**$ 58.1**	**$ 6,397.7**
Net income	—	—	—	760.5	—	—	1.2	761.7
Proceeds from noncontrolling interest (Note 12)	—	—	—	—	—	—	14.9	14.9
Foreign exchange translation adjustment (Note 11)	—	—	—	—	(115.1)	—	—	(115.1)
Defined benefit pension adjustment (Note 11)	—	—	—	—	0.2	—	—	0.2
Stock-based compensation expense (Note 14)	—	—	203.3	—	—	—	—	203.3
Exercise of options (Note 14)	7.8	—	356.6	—	—	—	—	356.6
Withholding taxes related to equity award net share settlement (Note 14)	0.7	—	(30.8)	—	—	—	—	(30.8)
Dividends declared - $0.98 per share (Note 11)	—	—	1.5	(244.9)	—	—	—	(243.4)
Purchase of common stock (Note 11)	—	—	—	—	—	(736.0)	—	(736.0)
Balance, at December 31, 2024	**284.4**	**$ 2.8**	**$ 5,901.6**	**$ 3,641.9**	**$ (541.2)**	**$ (2,470.2)**	**$ 74.2**	**$ 6,609.1**
Net income	—	—	—	796.9	—	—	1.8	798.7
Distributions to noncontrolling interest (Note 12)	—	—	—	—	—	—	(21.8)	(21.8)
Foreign exchange translation adjustment (Note 11)	—	—	—	—	255.6	—	—	255.6
Defined benefit pension adjustment (Note 11)	—	—	—	—	(8.6)	—	—	(8.6)
Stock-based compensation expense (Note 14)	—	—	257.7	—	—	—	—	257.7
Exercise of options (Note 14)	7.7	0.1	424.5	—	—	—	—	424.6
Withholding taxes related to equity award net share settlement (Note 14)	1.5	—	(80.0)	—	—	—	—	(80.0)
Dividends declared - $1.04 per share (Note 11)	—	—	3.6	(259.6)	—	—	—	(256.0)
Purchase of common stock (Note 11)	—	—	—	—	—	(1,037.5)	—	(1,037.5)
Balance, at December 31, 2025	**293.6**	**$ 2.9**	**$ 6,507.4**	**$ 4,179.2**	**$ (294.2)**	**$ (3,507.7)**	**$ 54.2**	**$ 6,941.8**

The accompanying notes are an integral part of these Consolidated Financial Statements.

SS&C Technologies Holdings, Inc., or "Holdings," is our top-level holding company. SS&C Technologies, Inc., or "SS&C," is our primary operating company and a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. "We," "us," "our," and the "Company" means SS&C Technologies Holdings, Inc. and its consolidated subsidiaries, including SS&C.

Note 1—Organization

We provide software products and software-enabled services primarily to the financial services and healthcare industries. The majority of our services are provided in North America, but we also have operations in Europe, Asia, Australia, South America and Africa. Our portfolio of products and software-enabled services allows our financial services clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our products and software-enabled services in the healthcare industry support claims adjudication, benefit management, care management and business intelligence services.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectability of accounts receivable, valuation of non-marketable securities, costs to complete certain contracts, valuation of acquired assets and liabilities, valuation of stock options, assessment of probability of vesting of performance-based equity awards, income tax accruals and the value of deferred tax assets and liabilities. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of us and our subsidiaries. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Certain prior period amounts in Notes 13 and 19 below have been reclassified to conform to current year presentation. We consolidate any entity in which we have a controlling financial interest. Under the voting interest model, generally the investor that has voting control (usually more than 50% of an entity's voting interests) consolidates the entity. Under the variable interest entity ("VIE") model, the party that has the power to direct the entity's most significant economic activities and the ability to participate in the entity's economics consolidates the entity. An entity is considered a VIE if it possesses any one or more of the following characteristics: 1) the entity is thinly capitalized; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses; 4) equity holders do not participate fully in an entity's residual economics; and 5) the entity was established with non-substantive voting interests.

We have consolidated one VIE since we are the primary beneficiary as discussed in Note 12 below. Our investments in private equity funds meet the definition of a VIE; however, the private equity fund investments are not consolidated as we do not have the power to direct the entities' most significant economic activities.

We are the lessee in a series of operating leases covering a large portion of our Kansas City, Missouri-based leased office facilities. The lessors are generally joint ventures (in which we have 50% ownership) that have been established specifically to purchase, finance and engage in leasing activities with the joint venture partners and unrelated third parties. Our analysis of our real estate joint ventures for all periods presented indicate that none qualified as a VIE and, accordingly, they have not been consolidated.

Unconsolidated investments in entities over which we do not have control but have the ability to exercise influence over operating and financial policies, if any, are accounted for under the equity method of accounting. Earnings and losses from such investments are recorded on a pre-tax basis, if any.

Revenue Recognition

We account for the recognition of our revenue in accordance with the relevant accounting literature, primarily Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (ASC 606).* Our sources of revenue are described below.

Software-enabled Services Revenue

We primarily offer software-enabled outsourcing services in which we utilize our own software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, funds-of-funds services, tax processing and accounting. We also use our own software applications to provide healthcare organizations a variety of medical and pharmacy benefit solutions to satisfy their information processing, quality of care, cost management concerns and payment integrity programs. Our healthcare solutions include claims adjudication, benefit management, care management, business intelligence and other ancillary services. We also offer subscription-based on-demand software applications that are managed and hosted at our facilities. The software-enabled services arrangements provide an alternative for clients who do not wish to install, run and maintain complicated financial software. Under these arrangements, the client does not have the right to take possession of the software, rather, we agree to provide access to our applications, remote use of our equipment to process transactions, access to client's data stored on our equipment and connectivity between our environment and the client's computing systems.

Software-enabled services are generally provided under contracts with initial terms of one to five years that require monthly or quarterly payments, and are subject to automatic annual renewal at the end of the initial term unless terminated by either party.

In software-enabled services arrangements, the arrangement is a single performance obligation or a stand-ready performance obligation, which in either case is comprised of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer (i.e., distinct days or months of service). We apply a measure of progress (typically time-based) to any fixed consideration and allocate variable consideration to the distinct periods of service based on usage. These variable payments relate specifically to our efforts to perform the services in the period in which the fee applies. This variability is solely attributed to and resolved as a result of the transfer of these services; these fees are independent of the transfer of past or future goods or services. These fees meet the allocation objective of Accounting Standards Codification ("ASC") 606 because they represent the amount of consideration we are entitled to for these services. Revenue is generally recognized over the period the services are provided, which results in revenue recognition that corresponds with the value to the client of the services transferred to date relative to the remaining services promised.

For our software-enabled services contracts which are cancelable with 90 days' notice or meet the allocation objective for a series of performance obligations under ASC 606, we have not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or when we expect to recognize this revenue.

License, Maintenance and Related Revenue Agreements

We generate revenues in the form of software license fees and related maintenance and services fees. License fees include perpetual license fees and term license fees that differ mainly in the duration over which the customer benefits from the software. Maintenance and services primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available) and, in some cases, professional services which focus on both deployment and training our customers to fully leverage the use of our products.

Under ASC 606, we identify a contract with a customer, we identify the performance obligations in the contract, we determine the transaction price, we allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Software license performance obligations are functional intellectual property that are distinct as the user can benefit from the software on its own as defined under ASC 606. Software license revenues are recognized at the point of time when the software license has been delivered. Term license fees are typically due in annual installments at the beginning of each annual period, and we record a contract asset for amounts recognized as revenue in excess of amounts billed.

We recognize maintenance revenues ratably over the term of the underlying contract term because we transfer control evenly by providing a stand-ready service. The term of the maintenance contract on a perpetual license is usually one year and the duration of a term license contract is usually between one to five years. Renewals of maintenance contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the term.

Revenues from professional services consist mostly of services provided on a time and materials basis. The performance obligations are satisfied, and revenues are recognized, over time as the services are provided.

In contracts with multiple performance obligations, we account for individual performance obligations separately if they are distinct. We allocate the transaction price to each performance obligation based on our relative standalone selling price out of total consideration of the contract. Standalone selling price is determined utilizing observable prices to the extent available. If the standalone selling price for a performance obligation is not directly observable, we estimate it maximizing the use of observable inputs. For maintenance and support, we determine the standalone selling price based on the price at which we separately sell a renewal contract and the economic relationship between licenses and maintenance. We primarily determine the standalone selling price for sales of license arrangements using the residual approach. In situations when the software license and the right to unspecified product upgrades are not distinct in the context of the contract, they are combined into a single performance obligation and revenue is recognized on a straight-line basis over the contract duration. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services.

We occasionally enter into license agreements requiring significant customization of our software that are not material to our results of operations. We account for the license and professional service fees under these agreements as a single performance obligation, recognized over time using an input method during the development of the license. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Revenue is recognized each period based on the hours incurred to date compared to the total hours expected to complete the project. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs will be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis and are made in the period in which such losses are first estimated or determined.

We do not account for significant financing components if the period between when we transfer the promised product or service to the client and when the client pays for that product or service will be one year or less. We record revenue net of any taxes assessed by governmental authorities.

Accounts Receivable, net is primarily comprised of billed and unbilled receivables for which we have an unconditional right to consideration, net of an allowance for credit losses.

Costs of Revenues

Costs of revenues include all costs, including depreciation and amortization, incurred to produce revenues. Incremental costs of obtaining a contract (e.g., sales commissions) are capitalized and amortized on a basis consistent with the pattern of transfer of goods or services to the customer to which the asset relates over the expected customer relationship period if we expect to recover those costs. The expected customer relationship period is determined based on average historical customer relationship periods, including expected renewals. Expected renewal periods are only included in the expected customer relationship period if commission amounts paid upon renewal are not commensurate with amounts paid on the initial contract. Incremental costs of obtaining a contract include only those costs we incur to obtain a contract that we would not have incurred if the contract had not been obtained. We have determined that certain commissions programs meet the requirements to be capitalized. Certain sales commissions associated with multi-year contracts are subject to an employee service requirement. As an action other than each party approving the contract is required to trigger payment of these sales commissions, they are not considered incremental costs to obtain a contract and are expensed as incurred. These costs are included in selling and marketing. We expense sales commissions as incurred when the amortization period would have been one year or less.

Research and Development

Research and development costs associated with computer software are charged to expense as incurred. Capitalization of internally developed computer software costs in the case of software to be sold begins upon the establishment of technological feasibility based on a working model. Capitalization of internally developed computer software costs in the case of internal use software begins when management authorizes and commits funding to a project and the preliminary design stage has been completed.

Our policy is to amortize these costs upon a product's general release to the client. Amortization of capitalized software costs is calculated by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on, typically two to five years.

Stock-based Compensation

Using the fair value recognition provisions of relevant accounting literature, stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as expense over the appropriate service period. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options and the expected volatility of our stock price. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. Forfeitures are accounted for as they occur. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded for non-qualified option awards. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there would be an income tax expense for the portion of the deferred tax asset that is not realizable.

Income Taxes

We account for income taxes in accordance with the relevant accounting literature. An asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that are recognized in our financial statements and tax returns in different years. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

We account for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

Cash and Cash Equivalents

We consider all highly liquid marketable securities with original maturities of three months or less at the date of acquisition to be cash equivalents.

Funds Receivable and Funds Held on Behalf of Clients

We hold client funds on behalf of transfer agency clients and pharmacy processing clients in connection with providing our data processing services. End-of-day available client bank balances for full service mutual fund transfer agency clients are invested overnight in credit quality government money market funds, bank deposits and repurchase agreements. Invested balances are returned to the full service mutual fund transfer agency clients' accounts the following business day. Funds received from clients for the payment of pharmacy claims incurred by its members are invested in credit quality government money market funds, bank deposits and repurchase agreements until the paid claims are settled. Client funding receivables represent amounts due to us for pharmacy claims paid in advance of receiving client funding and for pharmacy claims processed for which client funding requests have not been made.

Funds held on behalf of clients in the form of cash, cash equivalents and certificates of deposit with a maturity of less than twelve months are included in funds receivable and funds held on behalf of clients in the Consolidated Balance Sheet. Funds held on behalf of clients in the form of certificates of deposit with a maturity of greater than twelve months are classified as investments on the Consolidated Balance Sheets. All funds held on behalf of clients represent assets that are restricted for use.

We have included funds held on behalf of clients that meet the definition of restricted cash and restricted cash equivalents in the beginning and end of period balances in the Consolidated Statements of Cash Flows. Cash inflows and outflows related to investment of funds held on behalf of clients are reported on a gross basis as "Investments in securities" and "Proceeds from sales / maturities of investments" in the investing section of the Consolidated Statements of Cash Flows.

Client Funds Obligations

Client funds obligations represent funds owed to full service mutual fund transfer agency clients for cash balances invested overnight, and our contractual obligations to satisfy client pharmacy claim obligations that are recorded on the balance sheet when incurred, generally after we have processed a claim on behalf of its pharmacy clients.

Restricted Cash

Restricted cash primarily includes amounts held by a bank as security for letters of credit issued due to lease requirements for office space. The letters of credit are expected to be renewed within the next twelve months, and as such, the restricted cash is classified as a current asset on the Consolidated Balance Sheets.

Investments and Unconsolidated Affiliates

We hold various investments, including investments in marketable securities, non-marketable securities and partnership interests in private equity funds, joint ventures and other similar entities.

The equity method of accounting is used for investments in entities, partnerships and similar interests (including investments in private equity funds where we are a limited partner and hold a greater than 5% partnership interest in the fund) in which we have significant influence but do not control. Under the equity method, we recognize income or losses from our pro-rata share of these unconsolidated affiliates' net income or loss, which changes the carrying value of the investment of the unconsolidated affiliate. When recording income or losses related to our investment in Orbit Private Investments L.P., we consistently apply a three-month lag period based on when financial information is received. We will adjust for any known significant changes from the lag period to our reporting date.

We measure equity investments in marketable securities, seed capital investments and other investments, other than those accounted for under the equity method of accounting or those that result in consolidation of the investee, at fair value, with changes in the fair value recognized in earnings. We use net asset value as a practical expedient for the fair value of partnership interests in private equity funds that are not accounted for under the equity method of accounting.

Investments in non-marketable equity securities that do not have readily determinable fair values and do not qualify for the practical expedient to measure the investment using a net asset value per share are recorded using the measurement alternative in ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. These investments are recorded at cost, less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. At each reporting period, we assess if these investments continue to qualify for this measurement alternative. Impairment is recorded when there is evidence that the expected fair value of the investment has declined to below the recorded cost.

We have certain investments in unconsolidated affiliates accounted for under the equity method of accounting in which our carrying value exceeds our proportionate share of net assets of the unconsolidated affiliate. The total investment in unconsolidated affiliates, including basis differences, is included in unconsolidated affiliates on the Consolidated Balance Sheet. We record our proportionate share of the results of the unconsolidated affiliates and amortization expense related to basis differences in equity in earnings of unconsolidated affiliates, net on the Consolidated Statements of Comprehensive Income.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Description	Useful Life
Land	–
Buildings	40 years
Building improvements	Shorter of 40 years or remaining life of the building
Equipment and software	3-5 years
Furniture and fixtures	7-10 years
Leasehold improvements	Shorter of lease term or estimated useful life

Maintenance and repairs are expensed as incurred. The costs of sold or retired assets are removed from the related asset and accumulated depreciation accounts and any gain or loss is included in the Consolidated Statements of Comprehensive Income.

Leases

We account for our leases in accordance with ASC 842. We determine if our contractual agreements contain a lease at inception. A lease is identified when a contract allows us the right to control an identified asset for a period of time in exchange for consideration. Our lease agreements consist primarily of operating leases for office space.

Our operating leases are included on the Consolidated Balance Sheets as operating lease right-of-use assets and operating lease liabilities, under ASC 842. An operating lease right-of-use asset represents our right to use an underlying asset over the term of a lease while an operating lease liability represents our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date at the present value of the base minimum rent payments. As most of our leases do not provide an implicit rate, we use our estimated secured incremental borrowing rate within each of the significant geographic regions in which we operate based on the information available at lease commencement date in determining the present value of lease payments.

Our lease agreements typically do not contain variable lease payments, residual value guarantees or restrictive covenants. Many of our leases include the option to renew, however we do not believe it is reasonably certain that we will exercise the options as each individual lease is evaluated and further negotiated prior to the end of the current lease terms.

Generally, our lease agreements include required separate payments for non-lease components (e.g. payments for common area maintenance, real estate taxes and/or utilities) which are expensed as incurred. We do have certain lease agreements that contain bundled minimum payments for lease components (e.g., payments for rent) and non-lease components. In these situations, we have applied the practical expedient available under ASC 842 to not separate the lease and non-lease components for purposes of the right-of-use asset and lease payment obligation calculations.

Goodwill and Intangible Assets

We test goodwill annually for impairment as of December 31st (and in interim periods if certain events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount). We have completed the required impairment tests for goodwill and have determined that no impairment existed as of December 31, 2025 or 2024. As of December 31, 2025 and 2024, we have two reporting units, one is our health business and the other includes the rest of our operations. Our impairment analysis indicated that the fair value significantly exceeded the carrying value of each of our reporting units as of December 31, 2025 and 2024. We measure the fair value of our reporting units utilizing the income approach. Significant judgment is required to determine appropriate revenue growth rates and to estimate the fair value of our reporting units. There were no other indefinite-lived intangible assets as of December 31, 2025 or 2024.

Customer relationships, completed technology and trade names are amortized over lives ranging from six to 20 years. Completed technology and customer relationships are amortized each year based on the ratio that the projected cash flows for the intangible assets bear to the total of current and expected future cash flows for the intangible asset. Trade names are amortized on a straight-line basis.

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets when there is evidence that events or changes in circumstances have made recovery of the carrying value of the asset or asset group unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset or asset group. We have identified no such impairment losses in the years ended December 31, 2025 and 2024.

Long-lived assets that are held for sale are evaluated for possible impairment by comparing the carrying value of the asset with its fair value less the cost to sell. If the net book value exceeds the fair value less cost to sell, the asset is considered impaired and adjusted to the lower value.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash, cash equivalents, marketable securities and trade receivables. We have cash investment policies that limit investments to investment grade securities. Concentrations of credit risk, with respect to trade receivables, are limited due to the fact that our client base is highly diversified. As of December 31, 2025 and 2024, we had no significant concentrations of credit.

International Operations and Foreign Currency

The functional currency of each foreign subsidiary is generally the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period-end exchange rates, and capital stock accounts are translated at historical rates. Revenues and expenses are translated using the average rates during the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included within other (expense) income, net in the Consolidated Statements of Comprehensive Income in the periods in which they occur.

Comprehensive Income

Our comprehensive income consists of net income, foreign currency translation adjustments and defined benefit pension plans, which are presented in the Consolidated Statements of Comprehensive Income, net of tax and reclassifications to earnings. The accumulated balance of other comprehensive income is reported separately from retained earnings and additional paid-in capital in the stockholders' equity section of the Consolidated Balance Sheets. Total comprehensive income consists of net income and other accumulated comprehensive income disclosed in the equity section of the Consolidated Balance Sheets.

Treasury Stock

Treasury stock purchases are accounted for under the cost method and are included as a deduction from equity in the stockholders' equity section of the Consolidated Balance Sheets. Under the cost method, the price paid for the stock, including any taxes associated with the purchase of the stock, is charged to the treasury stock account. We use the average cost method to reduce the value of the treasury stock account if treasury stock is re-issued.

Contingencies

Loss contingencies from legal proceedings and claims may occur from government investigations, shareholder lawsuits, contractual claims, tax and other matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies are not recognized until realized. Legal fees are expensed as incurred.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The standard requires more enhanced disclosures specifically related to effective tax rate reconciliation and income taxes paid. We adopted the standard in our consolidated financial statements on a prospective basis for the year ending December 31, 2025. See Note 17 *Income Taxes* in the accompanying notes to the consolidated financial statements for further detail.

Recent Accounting Pronouncements Not Yet Effective

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This standard provides all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the current accounts receivable and current contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years, with early adoption permitted. We do not expect the standard to have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation *Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The standard requires enhanced disclosures specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, on a prospective basis with early adoption permitted. We are currently evaluating the potential impact the standard will have on our disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, to modernize the accounting guidance for internal-use software costs. The standard removes all references to software development project stages and instead requires capitalization when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2025-06.

Note 3—Accounts Receivable, net

Accounts receivable are as follows (in millions):

	December 31,		
	2025		**2024**
Accounts receivable	$ 700.8	$	676.8
Unbilled accounts receivable	312.8		256.8
Allowance for credit losses	(34.9)		(31.6)
Total accounts receivable, net	**$ 978.7**	**$**	**902.0**

The following table represents the activity for the allowance for credit losses (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance at beginning of period	$	**31.6**	$	**25.1**	$	**21.7**
Charge to costs and expenses		18.6		15.4		11.4
Write-offs, net of recoveries		(14.8)		(8.7)		(9.2)
Foreign currency impact		(0.5)		(0.2)		1.2
Balance at end of period	$	**34.9**	$	**31.6**	$	**25.1**

Management establishes the allowance for credit losses accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in client payment terms when evaluating the adequacy of the allowance for credit losses.

Note 4—Property, Plant and Equipment, net

Property, plant and equipment and the related accumulated depreciation are as follows (in millions):

	December 31,		
	2025		**2024**
Land	$ 25.1	$	36.7
Building and improvements	223.5		256.6
Equipment, furniture, and fixtures	506.2		487.2
	754.8		**780.5**
Less: accumulated depreciation	(465.3)		(480.9)
Total property, plant and equipment, net	**$ 289.5**	**$**	**299.6**

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $71.2 million, $73.5 million and $73.8 million, respectively.

Unpaid property, plant and equipment additions of $23.7 million and $3.6 million are included in accounts payable and other accrued expenses as of December 31, 2025 and 2024, respectively, in our consolidated balance sheet.

During the year ended December 31, 2025 we sold building and improvements for proceeds of $12.0 million resulting in a loss of $33.3 million recorded as other (expense) income in the Consolidated Statement of Comprehensive Income.

Note 5—Leases

Our total operating lease costs were $57.5 million, $58.0 million and $66.6 million during the years ended December 31, 2025, 2024 and 2023, respectively. Cash paid for amounts included in operating lease liabilities was $56.9 million, $60.7 million and $69.3 million during the years ended December 31, 2025, 2024 and 2023, respectively, and is included in operating cash flows. Total right-of-use assets obtained in exchange for operating lease liabilities was $82.5 million and $26.9 million for the years ended December 31, 2025 and 2024, respectively. Our weighted-average remaining lease term and weighted-average discount rates as of December 31, 2025 were 6.3 years and 5.6%, respectively. Our weighted-average remaining lease term and weighted-average discount rates as of December 31, 2024 were 6.3 years and 5.3%, respectively.

Lease liabilities as of December 31, 2025 are as follows (in millions):

Maturity of Lease Liabilities		
2026	$	60.4
2027		51.7
2028		48.0
2029		42.1
2030		37.2
Thereafter		72.3
Total lease payments	$	**311.7**
Less: interest		(51.1)
Present value of lease liabilities	$	**260.6**

We have certain lease agreements with our unconsolidated real estate joint ventures. We recognized operating lease expense of $1.3 million in each of the years ended December 31, 2025, 2024 and 2023, related to these lease agreements.

We have certain sublease agreements in place with third parties to lease portions of our office space. In addition, we serve as a lessor in other lease agreements for real estate and storage facilities. Total gross sublease and other rental income recognized for the years ended December 31, 2025, 2024 and 2023 was approximately $10.1 million, $7.3 million and $6.3 million, respectively.

Lease payments to be received as of December 31, 2025 are as follows (in millions):

Lease Payments to be Received		
2026	$	9.6
2027		7.4
2028		6.6
2029		5.1
2030		4.8
Thereafter		7.7
Total lease payments	$	**41.2**

Note 6—Investments

Investments are as follows (in millions):

	December 31,			
	2025		2024	
Non-marketable equity securities	$	124.1	$	124.1
Seed capital investments		26.4		23.1
Marketable equity securities		19.6		21.6
Partnership interests in private equity funds		4.3		8.6
Total investments	$	**174.4**	$	**177.4**

Realized and unrealized gains and losses for our equity securities are as follows (in millions):

	Year Ended December 31,					
	2025		2024		2023	
Unrealized (losses) gains on equity securities held as of the end of the period	$	(3.3)	$	2.6	$	2.9
Realized gains for equity securities sold during the period		-		0.3		0.7
Total (losses) gains recognized in other (expense) income, net	$	**(3.3)**	$	**2.9**	$	**3.6**

Fair Value Measurement

Authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2025 and 2024, we held certain investment assets and certain liabilities that are required to be measured at fair value on a recurring basis. These investments include money market funds, marketable equity securities and seed capital investments, each of which determines fair value using quoted prices in active markets. Accordingly, the fair value measurements of these investments have been classified as Level 1 in the tables below. Investments for which we elected net asset value as a practical expedient for fair value and investments measured using the fair value measurement alternative are excluded from the table below. Fair value for deferred compensation liabilities that are credited with deemed gains or losses of the underlying hypothetical investments, primarily equity securities, have been classified as Level 1 in the tables below. The fair values of cash, accounts receivable, net, short-term borrowings, and accounts payable approximate the carrying amounts due to the short-term maturities of these instruments.

The following tables present assets and liabilities measured at fair value on a recurring basis (in millions):

| | | Fair Value Measurements at Reporting Date Using | | |
	December 31, 2025	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$ 2,759.2	$ 2,759.2	$ —	$ —
Seed capital investments (2)	26.4	26.4	—	—
Marketable equity securities (2)	19.6	19.6	—	—
Deferred compensation liabilities (3).	(9.4)	(9.4)	—	—
Total	**$ 2,795.8**	**$ 2,795.8**	**$ —**	**$ —**

| | | Fair Value Measurements at Reporting Date Using | | |
	December 31, 2024	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$ 2,637.5	$ 2,637.5	$ —	$ —
Seed capital investments (2)	23.1	23.1	—	—
Marketable equity securities (2)	21.6	21.6	—	—
Deferred compensation liabilities (3)	(11.5)	(11.5)	—	—
Total	**$ 2,670.7**	**$ 2,670.7**	**$ —**	**$ —**

(1) As of December 31, 2025, included $76.6 million of cash and cash equivalents, $1.3 million of restricted cash and cash equivalents and $2,681.3 million of funds receivable and funds held on behalf of clients on the Consolidated Balance Sheet. As of December 31, 2024, included $184.2 million of cash and cash equivalents, $2.5 million of restricted cash and cash equivalents and $2,450.8 million of funds receivable and funds held on behalf of clients on the Consolidated Balance Sheet.
(2) Included in investments on the Consolidated Balance Sheet.
(3) Included in other long-term liabilities on the Consolidated Balance Sheet.

During the year ended December 31, 2024, we redeemed $3.6 million of our seed capital investments.

In February 2020, we entered into a Series A Convertible Share Purchase Agreement with SILAC, Inc. ("SILAC"), pursuant to which we acquired 40 million shares of Series A convertible preferred stock of SILAC for a purchase price of $40 million. The investment is classified as a non-marketable equity security without a readily determinable fair value. Mr. William C. Stone, our Chairman of the Board of Directors and Chief Executive Officer, has an economic interest in SILAC and is a member of its board of directors. Accordingly, SILAC is considered a related party. In each of the years ended December 31, 2025, 2024 and 2023, we received a preferred stock dividend from SILAC of $8.0 million which is recorded in other (expense) income, net on our Consolidated Statements of Comprehensive Income.

We have partnership interests in various private equity funds that are not included in the table above. Our investments in private equity funds were $4.3 million and $8.6 million at December 31, 2025 and 2024, respectively, of which $3.1 million and $7.3 million, respectively, were measured using net asset value as a practical expedient for fair value and $1.2 million and $1.3 million, respectively, were accounted for under the equity method of accounting. The investments in private equity funds represent underlying investments in domestic and international markets across various industry sectors.

Generally, our investments in private equity funds are non-transferable or are subject to long holding periods, and withdrawals from the private equity firm partnerships are typically not permitted. The maximum risk of loss related to our private equity fund investments is limited to the carrying value of our investments in the entities.

We add new investment products such as mutual funds and exchange traded funds, through our subsidiary, ALPS Advisors, from time to time by providing the initial cash investments as seed capital.

Note 7—Unconsolidated Affiliates

Investments in unconsolidated affiliates are as follows (in millions):

| | | December 31, 2025 | | December 31, 2024 | |
	Ownership Percentage (1)	Carrying Value	Excess carrying value of investment over proportionate share of net assets	Carrying Value	Excess carrying value of investment over proportionate share of net assets
Orbit Private Investments L.P.	9.8%	$ 202.9	$ —	$ 203.9	$ —
Broadway Square Partners, LLP	50.0%	51.2	27.8	52.2	28.6
International Financial Data Services L.P.	50.0%	41.4	24.6	60.2	28.0
Pershing Road Development Company, LLC ..	50.0%	10.3	50.6	10.1	53.0
Other unconsolidated affiliates.........................		1.9	—	2.0	—
Total...		**$ 307.7**	**$ 103.0**	**$ 328.4**	**$ 109.6**

(1) Ownership percentage is as of December 31, 2025 and December 31, 2024.

Investments in unconsolidated affiliates are accounted for under the equity method of accounting. The total investment in unconsolidated affiliates, including basis differences, is included in unconsolidated affiliates on the Consolidated Balance Sheets. We record our proportionate share of the results of the unconsolidated affiliates and amortization expense related to basis differences in equity in earnings of unconsolidated affiliates, net on the Consolidated Statements of Comprehensive Income.

Equity in earnings of unconsolidated affiliates is as follows (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Orbit Private Investments L.P...	$ (10.6)	$ 19.1	$ 96.3
Broadway Square Partners, LLP...	(1.0)	(1.1)	(0.4)
International Financial Data Services L.P....................................	2.5	5.2	3.8
Pershing Road Development Company, LLC.............................	0.1	0.1	(0.6)
Other unconsolidated affiliates	(0.3)	1.1	0.9
Total	**$ (9.3)**	**$ 24.4**	**$ 100.0**

We have a 9.8% ownership interest in Orbit Private Investments L.P. ("Orbit Private Investments"), which is a provider of shareholder and pension technology. International Financial Data Services L.P. ("IFDS L.P.") is a 50% owned joint venture with State Street Corporation with operations in Canada. Pershing Road Development Company, LLC ("PRDC LLC") is a 50% owned special-purpose entity formed to develop and lease office space to the U.S. government. Broadway Square Partners, LLP ("Broadway Square Partners") is a 50% owned real estate joint venture formed to purchase, finance and engage in leasing activities with us and unrelated third parties. The difference between the amount at which each of IFDS L.P., PRDC LLC and Broadway Square Partners is carried and the amount of underlying equity in net assets, will be amortized as a component of equity in earnings of unconsolidated affiliates over approximately 15 years, 28 years and 40 years, respectively.

The following tables summarize related party transactions and balances outstanding with our related parties, which is primarily comprised of transactions with our unconsolidated affiliates (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Operating revenues from related parties........................	$ 66.4	$ 59.2	$ 60.5
Amounts paid to related parties (1)...............................	38.0	48.4	46.3
Distributions received from related parties, net............	23.1	38.4	20.9

| | December 31, | |
	2025	2024
Outstanding advances/loans to related parties.................................	$ 1.9	$ 1.9
Trade accounts receivable from related parties	11.1	10.0
Total amounts receivable from related parties.................................	$ 13.0	$ 11.9
Amounts payable to related parties..	$ 0.6	$ 2.5

(1) Excludes amounts paid to our unconsolidated joint ventures related to loans, advancements and other capital investments.

Operating revenues from related parties were primarily generated from services provided for the use of our proprietary software and software development services. Payments to our related parties include transfer agency subcontracting services performed by IFDS L.P. and payments to other unconsolidated real estate joint ventures for rent and other facility costs.

During the year ended December 31, 2025, we invested $9.7 million in Orbit Private Investment L.P. and received a distribution of net assets of $21.6 million from IFDS L.P. During the year ended December 31, 2024, we received a distribution of $26.9 million from Orbit Private Investments L.P. which reduced our investment in the affiliate. We recorded the distribution as a $2.4 million operating cash inflow and a $24.5 million investing cash inflow in our consolidated statements of cash flows due to the nature of the distribution. For the years ended December 31, 2024 and 2023, distributions received includes $10.5 million and $22.5 million, respectively, return on investment related to our investments in IFDS L.P. and the Kansas City Downtown Hotel Group, L.L.C.

Note 8—Acquisitions

2025 Acquisitions

Calastone

On October 14, 2025, we purchased all of the outstanding stock of Colossus Topco Limited, the parent company of Calastone Limited and its subsidiaries (collectively "Calastone") for approximately $1.03 billion in cash, plus the costs of effecting the transaction. We financed the acquisition by entering into an Incremental Joinder to our existing amended and restated credit agreement, dated as of April 16, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Calastone is the largest global funds network and leading provider of technology solutions to the wealth and asset management industries, and was acquired in order to expand our global fund operations offerings.

The net assets and results of operations of Calastone have been included in our Consolidated Financial Statements from October 14, 2025. The fair value of the acquired receivables represents the contractual value net of the allowance for potentially uncollectible accounts. The preliminary fair value of the intangible assets, consisting of customer relationships, completed technology and trade names, was determined using the income approach. Specifically, the excess earnings method was utilized for the customer relationships intangible asset and the relief-from-royalty method was utilized for the completed technology intangible asset. Significant assumptions used in the determination of fair value for customer relationships were forecasted revenues, EBITDA margins, attrition rate and discount rate. Significant assumptions used in the determination of fair value for completed technology were forecasted revenues and royalty rate. The intangible assets will be amortized each year based on the ratio that the projected cash flows for the intangible assets bear to the total of current and expected future cash flows for the intangible assets. The customer relationships, completed technology and trade names are expected to be amortized over approximately twenty, nine and eleven years, respectively, in each case the estimated life of the assets. The remainder of the purchase price was allocated to goodwill, a portion of which is not tax deductible.

The Consolidated Statements of Comprehensive Income for the year ended December 31, 2025 includes $28.6 million in revenues from Calastone's operations.

2024 Acquisitions

Battea-Class Action Services, LLC

On September 27, 2024, we purchased all of the outstanding stock of Battea-Class Action Services, LLC ("Battea") for approximately $671 million in cash, plus the costs of effecting the transaction. We financed the acquisition in part by entering into an Incremental Joinder to our existing amended and restated credit agreement, dated as of April 16, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Battea is a market-leading provider of securities class action claims and settlement recovery services.

The net assets and results of operations of Battea have been included in our Consolidated Financial Statements from September 27, 2024. The fair value of the acquired receivables represents the contractual value net of the allowance for potentially uncollectible accounts. The fair value of the intangible assets, consisting of customer relationships, completed technology and trade names, was determined using the income approach. Specifically, the excess earnings method was utilized for customer relationships and the relief-from-royalty method was utilized for completed technology. The significant assumption used in the determination of fair value for customer relationships and completed technology was projected future revenues. The intangible assets will be amortized each year based on the ratio that the projected cash flows for the intangible assets bear to the total of current and expected future cash flows for the intangible assets. The customer relationships, completed technology and trade names are expected to be amortized over approximately thirteen, ten and thirteen years, respectively, in each case the estimated life of the assets. The remainder of the purchase price was allocated to goodwill, a portion of which is tax deductible.

The Consolidated Statements of Comprehensive Income for the year ended December 31, 2024 included $21.1 million in revenues from Battea's operations.

The following summarizes the allocation of the purchase price for the 2025 acquisition of Calastone, which is preliminary, and the 2024 acquisition of Battea (in millions):

	Calastone	Battea
Accounts receivable	$ 19.8	$ 40.3
Property, plant and equipment	0.6	1.9
Other assets	7.0	3.0
Funds receivable and funds held on behalf of clients	—	284.8
Operating lease right-of-use assets	—	1.2
Customer relationships	435.8	246.6
Completed technology	109.2	121.8
Trade names	14.7	7.8
Goodwill	577.6	325.7
Accounts payable	(2.6)	—
Accrued employee compensation and other liabilities	(9.5)	(68.8)
Deferred revenue	(0.6)	
Deferred income taxes	(120.6)	(33.9)
Client funds obligations	—	(284.8)
Consideration paid, net of cash acquired	**$ 1,031.4**	**$ 645.6**

Additionally, we acquired FPS Trust Company ("FPS Trust") in February 2025 for approximately $6.0 million and Curo Fund Services ("Curo") in November 2025 for approximately $16.0 million, less cash acquired.

The goodwill associated with each of the transactions above is a result of combining the operations of businesses acquired with us and intangible assets that do not qualify for separate recognition, such as an assembled workforce.

The following unaudited pro forma condensed consolidated results of operations are provided for illustrative purposes only and assume that the acquisitions of FPS Trust, Calastone and Curo occurred on January 1, 2024 and the acquisition of Battea occurred on

January 1, 2023, after giving effect to certain adjustments, including amortization of intangibles, interest, transaction costs and tax effects. This unaudited pro forma information (in millions) should not be relied upon as being indicative of the historical results that would have been obtained if the acquisitions had actually occurred on those dates, nor of the results that may be obtained in the future.

	Year Ended December 31,		
	2025	2024	2023
Total Revenues	$ 6,397.6	$ 6,047.8	$ 5,597.7
Net income attributable to SS&C common stockholders	$ 731.1	$ 618.8	$ 592.7

Note 9—Goodwill and Intangible Assets

The following table summarizes changes in goodwill (in millions):

Balance at December 31, 2023	$	**8,969.5**
Acquisitions completed in the current year		325.7
Adjustments to prior acquisitions		0.8
Effect of foreign currency translation		(77.9)
Balance at December 31, 2024	$	**9,218.1**
Acquisitions completed in the current year		589.2
Adjustments to prior acquisitions		(0.1)
Effect of foreign currency translation		184.1
Balance at December 31, 2025	$	**9,991.3**

A summary of the components of intangible assets is as follows (in millions):

	December 31,					
	2025			2024		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	$ 5,791.5	$ (3,186.6)	$ 2,604.9	$ 5,280.2	$ (2,796.1)	$ 2,484.1
Completed technology	1,851.7	(1,328.2)	523.5	1,746.4	(1,210.1)	536.3
Trade names	304.2	(194.8)	109.4	285.4	(174.6)	110.8
Total intangible assets	**$ 7,947.4**	**$ (4,709.6)**	**$ 3,237.8**	**$ 7,312.0**	**$ (4,180.8)**	**$ 3,131.2**

Total estimated amortization expense, related to intangible assets, for each of the next five years and thereafter, as of December 31, 2025, is expected to approximate (in millions):

Year Ending December 31,		
2026	$	489.1
2027		481.2
2028		405.3
2029		369.0
2030		336.8
Thereafter		1,156.4
Total	**$**	**3,237.8**

Amortization expense associated with customer relationships, completed technology and other amortizable intangible assets was $483.9 million, $482.2 million and $505.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Net capitalized software costs of $505.2 million and $390.4 million are included in the December 31, 2025 and 2024 Consolidated Balance Sheets, respectively, under "Intangible and other assets". Accumulated amortization related to capitalized software costs totaled $577.5 million and $422.8 million as of December 31, 2025 and 2024, respectively.

Amortization expense related to capitalized software development costs was $148.7 million, $124.4 million and $91.3 million for each of the years ended December 31, 2025, 2024, and 2023, respectively.

Note 10—Debt

At December 31, 2025 and 2024, debt consisted of the following (in millions):

	December 31,	
	2025	2024
Senior secured credit facilities, weighted-average interest rate of 5.63% and 6.26%, respectively	$ 4,716.9	$ 4,295.0
5.5% senior notes due 2027	2,000.0	2,000.0
6.5% senior notes due 2032	750.0	750.0
Unamortized original issue discount and debt issuance costs	$ (33.5)	(35.4)
	7,433.4	7,009.6
Less: current portion of long-term debt	25.0	20.0
Long-term debt	**$ 7,408.4**	**$ 6,989.6**

The table below provides a summary of the key terms of our Senior Secured Credit Facilities and Senior Notes:

	Amount Outstanding at December 31, 2025 (in millions)	Maturity Date	Scheduled Quarterly Payments Required
Senior Secured Credit Facilities			
Term B-8 Loans	$ 3,941.9	May 9, 2031	(1)
Term A-9 Loans	775.0	September 27, 2029 (2)	0.625% (3)
Revolving Credit Facility (4)	—	December 28, 2027	None
5.5% Senior Notes	2,000.0	September 30, 2027	None
6.5% Senior Notes	750.0	June 1, 2032	None

(1) Per the September 2024 Incremental Joinder, scheduled quarterly payments of 0.25% are required. We have made all required scheduled payments on our Term B-8 Loans and do not have any principal payments due until maturity.

(2) The Term A-9 Loans will mature on the earlier to occur of (1) September 27, 2029 or (2) 91 days prior to the maturity of (x) the 5.5% Senior Notes if more than $150.0 million aggregate principal amount remains outstanding on the 91st day prior to such maturity or (y) the Revolving Credit Facility if more than $150.0 million aggregate principal amount of commitments remain outstanding on the 91st day prior to such maturity, whichever of (x) or (y) comes first.

(3) Scheduled quarterly payment required for the first eight fiscal quarters commencing with the fiscal quarter ending December 31, 2024. The scheduled quarterly payment will increase to 1.250% as of December 31, 2026 and for each quarter thereafter until the maturity date of the Term A-9 Loans.

(4) The senior secured credit facility has a revolving credit facility available for borrowing by SS&C with $600.0 million in available commitments ("Revolving Credit Facility"), of which $593.7 million was available as of December 31, 2025. The Revolving Credit Facility also contains a $75.0 million letter of credit sub-facility, of which $6.3 million was utilized as of December 31, 2025.

Senior Secured Credit Facilities and Senior Notes

On April 16, 2018, in connection with our acquisition of DST, we entered into an amended and restated credit agreement with SS&C Technologies, Inc. ("SS&C"), SS&C European Holdings SARL, an indirect wholly-owned subsidiary of SS&C ("SS&C SARL") and SS&C Technologies Holdings Europe SARL, an indirect wholly-owned subsidiary of SS&C ("SS&C Tech SARL") as the borrowers ("Credit Agreement"), which included Term B-3 and Term B-4 Loans. Also in 2018, we entered into amendments to the Credit Agreement in connection with our acquisitions of Eze and Intralinks, the Term B-5 Loan. On March 22, 2022, in connection with our acquisition of Blue Prism, we entered into an Incremental Joinder to the Credit Agreement with certain of our subsidiaries. Pursuant to the Incremental Joinder, a new $650.0 million senior secured incremental term loan B facility ("Term B-6 Loan") and a new $880.0 million senior secured incremental term loan B facility ("Term B-7 Loan" and together with the Term B-6 Loan, the "Incremental Term Loans") was made available to us, the proceeds of which were used to finance substantially all of the consideration for the acquisition of Blue Prism.

On March 28, 2019, we issued $2.0 billion aggregate principal amount of 5.5% Senior Notes due 2027 ("5.5% Senior Notes"), the proceeds of which were used to repay a portion of the outstanding Term B-3 Loan under our Credit Agreement.

The Credit Agreement had a revolving credit facility with a five-year term available for borrowings by SS&C with $250.0 million in available commitments ("Revolving Credit Facility"). The Revolving Credit Facility also contained a $25 million letter of credit sub-facility. On December 28, 2022, we entered into an amendment (the "Revolving Facility Amendment") to the Credit Agreement with certain of our subsidiaries. Pursuant to the Revolving Facility Amendment, the Revolving Credit Facility was amended to: (i) extend the maturity date to December 28, 2027, (ii) amend the interest rate provisions to replace LIBOR with Term SOFR as the interest rate benchmark, (iii) increase the aggregate commitments from $250.0 million to $600.0 million, (iv) increase the letter of credit sub-facility from $25.0 million to $75.0 million and (v) make certain other revisions fully set forth in the Revolving Facility Amendment.

On May 9, 2024, we entered into the Incremental Joinder & First Amendment to Credit Agreement (the "Amendment") which amended our Credit Agreement. Pursuant to the Amendment, we borrowed $3,935.0 million in aggregate principal amount of incremental term B-8 loans (the "Term B-8 Loans"). The Term B-8 Loans bear interest at, at our option, the Base Rate (as defined in the Amendment), plus 1.00% per annum, or the Term SOFR Rate (as defined in the Amendment), plus 2.00% per annum.

Also on May 9, 2024, we issued $750.0 million aggregate principal amount of 6.5% Senior Notes due 2032 (the "6.5% Senior Notes"). The 6.5% Senior Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior indebtedness. The 6.5% Senior Notes are fully and unconditionally guaranteed, jointly and severally, by SS&C Holdings and all of its existing domestic restricted subsidiaries (other than SS&C Technologies) that guarantee our existing senior secured credit facilities and future domestic restricted subsidiaries that guarantee our existing senior secured credit facilities and certain other indebtedness. Interest on the 6.5% Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024.

The net proceeds of the Term B-8 Loans and from the sale of the 6.5% Senior Notes were used to repay all amounts owed under the term B-3 loans, the term B-4 loans, the term B-5 loans, the term B-6 loans and the term B-7 loans (together, the "Existing Term Loans") under the Credit Agreement, as well as to pay related fees and expenses.

On September 27, 2024, in connection with our acquisition of Battea, we entered into an Incremental Joinder to our Credit Agreement (the "September 2024 Incremental Joinder"). Pursuant to the September 2024 Incremental Joinder, we borrowed $800.0 million in aggregate principal amount of incremental term A-9 loans ("Term A-9 Loans"), the net proceeds of which were used to finance in part the acquisition of Battea, the payment of fees and expenses related thereto and for working capital and general corporate purposes. The Term A-9 Loans bear interest at, at our option, the Base Rate (as defined in the Incremental Joinder), plus 0.50% per annum, or the Term SOFR Rate (as defined in the Incremental Joinder), plus 1.50% per annum, in each case with two leverage-based adjustments that increase the interest rate margin by 0.25% per annum if our consolidated net secured leverage ratio is greater than 3.50x and 4.25x, respectively, and one leverage-based adjustment that reduces the interest rate margin by 0.125% per annum if our consolidated net secured leverage ratio is less than or equal to 2.50x.

On October 14, 2025, in connection with our acquisition of Calastone, we entered into an Incremental Joinder to our Credit Agreement (the "October 2025 Incremental Joinder"). Pursuant to the October 2025 Incremental Joinder, we borrowed $1,050.0 million in aggregate principal amount of incremental term B-8 loans (the "Incremental Term B-8 Loans"). The net proceeds of the Incremental B-8 Loans were used to finance the acquisition of Calastone, the payment of fees and expenses related thereto and for working capital and general corporate purposes. The Incremental Term B-8 Loans are a fungible increase to SS&C's existing term B-8 Loans and have the same terms, maturity date, and interest.

Debt Terms

Our obligations under the Term B-8 Loans and Term A-9 Loans are guaranteed by our existing and future wholly-owned domestic restricted subsidiaries (subject to customary exceptions and limitations). The obligations of the loan parties under the amended senior secured credit facility are secured by substantially all of the assets of such persons (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of the U.S. wholly-owned restricted subsidiaries of such persons (with customary exceptions and limitations) and 65% of the capital stock of certain foreign restricted subsidiaries of such persons (with customary exceptions and limitations).

The amended senior secured credit facility includes negative covenants that, among other things and subject to certain thresholds and exceptions, limit our ability and the ability of our restricted subsidiaries to incur debt or liens, make investments (including in the form of loans and acquisitions), merge, liquidate or dissolve, sell property and assets, including capital stock of our subsidiaries, pay dividends on our capital stock or redeem, repurchase or retire our capital stock, alter the business we conduct, amend, prepay, redeem or purchase subordinated debt, or engage in transactions with our affiliates. The amended senior secured credit facility also contains customary representations and warranties, affirmative covenants and events of default, subject to customary thresholds and exceptions. In addition, the amended senior secured credit facility contains a financial covenant for the benefit of the Revolving Credit Facility requiring us to maintain a maximum consolidated net secured leverage ratio. The amended senior secured credit facility also contains a financial maintenance covenant for the benefit of the Term A-9 Loans that will require us to maintain a separate maximum consolidated net secured leverage ratio. In addition, under the amended senior secured credit facility, certain defaults under agreements governing other material indebtedness could result in an event of default under the amended senior secured credit facility, in which case the lenders could elect to accelerate payments under the amended senior secured credit facility and terminate any commitments they have to provide future borrowings. As of December 31, 2025, we were in compliance with all financial and non-financial covenants.

The 5.5% Senior Notes are guaranteed, jointly and severally, by SS&C Holdings and all of its existing and future domestic restricted subsidiaries that guarantee our existing senior secured credit facilities or certain other indebtedness. The 5.5% Senior Notes are unsecured senior obligations that are equal in right of payment to all of our existing and future senior unsecured indebtedness. Interest on the 5.5% Senior Notes is payable on March 30 and September 30 of each year.

At any time after March 30, 2025, we may, at our option, redeem some or all of the 5.5% Senior Notes, in whole or in part, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

At any time prior to June 1, 2027, we may, at our option, redeem some or all of the 6.5% Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the 6.5% Senior Notes, plus a "make-whole" premium, plus accrued and unpaid interest, if any, to, the date of redemption. On and after June 1, 2027, we may, at our option, redeem some or all of the 6.5% Senior Notes, in whole or in part, at the redemption prices set forth in the following table, expressed as a percentage of the principal amount, plus accrued and unpaid interest to the redemption date:

Year	Price
On or after June 1, 2027	103.250%
On or after June 1, 2028	101.625%
June 1, 2029 and thereafter	100.000%

We may also, from time to time in our sole discretion, purchase, redeem, or retire any outstanding 5.5% Senior Notes and 6.5% Senior Notes, through tender offers, in privately negotiated or open market transactions, or otherwise.

The indentures governing the 5.5% Senior Notes and 6.5% Senior Notes contain a number of covenants that restrict, subject to certain thresholds and exceptions, our ability and the ability of our domestic restricted subsidiaries to incur debt or liens, make certain investments, pay dividends, dispose of certain assets, or enter into transactions with its affiliates. Any event of default under the amended senior secured credit facility that leads to an acceleration of those amounts due also results in a default under the indenture governing each of the Senior Notes.

Debt Issuance Costs and Loss on Extinguishment of Debt

We evaluated the borrowing of our Term B-8 Loans and issuance of 6.5% Senior Notes and the repayment of our Existing Term Loans in accordance with FASB Accounting Standards Codification 470-50, *Debt Modifications and Extinguishments*. We determined that the new debt borrowing and issuance and existing debt repayment were two independent transactions due to the fact that (i) no single investor held a significant concentration of both the old and the new debt, (ii) none of the old investors were included in negotiations with creditors about modifying the old debt, and (iii) all lenders were provided the same opportunity to participate in the new debt regardless of whether they were an existing lender. Consequently, the refinancing was accounted for as a debt extinguishment. As a result, the Existing Term Loans borrowing costs of $27.7 million were expensed and are included in Loss on extinguishment of debt in the Consolidated Statement of Comprehensive Income during the year ended December 31, 2024.

In connection with the May 2024 and September 2024 debt transactions, we capitalized an aggregate of $39.4 million during year ended December 31, 2024 in financing costs, which represent new third-party costs.

In connection with the October 2025 Incremental B-8 Loans, we capitalized an aggregate of $7.6 million during the year ended December 31, 2025 in financing costs, which represent new third-party costs.

We made additional principal payments prior to their scheduled maturity in 2025, 2024 and 2023, which resulted in a loss on extinguishment of debt of $3.3 million, $3.5 million and $2.1 million, respectively, due to the write-off of a portion of the unamortized capitalized financing fees and the unamortized original issue discount.

Fair Value of Debt

The carrying amounts and fair values of financial instruments are as follows (in millions):

	December 31, 2025		December 31, 2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:				
Senior secured credit facilities	$ 4,690.7	$ 4,755.5	$ 4,268.6	$ 4,315.6
5.5% senior notes due 2027	1,998.8	2,004.4	1,998.1	1,984.2
6.5% senior notes due 2032	743.9	781.5	742.9	758.0

The above fair values, which are Level 2 liabilities, were computed based on comparable quoted market prices.

Future Maturities of Debt

At December 31, 2025, annual maturities of long-term debt during the next five years and thereafter are as follows (in millions):

Year ending December 31,	
2026	$ 25.0
2027	2,040.0
2028	40.0
2029	670.0
2030	—
Thereafter	4,691.9
Total	**$ 7,466.9**

Note 11—Stockholders' Equity

Dividends

In 2025, we paid a quarterly cash dividend of $0.25 per share of common stock in March and June and $0.27 per share of common stock in September and December, totaling $253.8 million. In 2024, we paid a quarterly cash dividend of $0.24 per share of common stock in March and June and $0.25 per share of common stock in September and December, totaling $244.9 million In 2023, we paid a quarterly cash dividend of $0.20 per share of common stock in March and June and $0.24 per share of common stock in September and December, totaling $220.9 million.

Stock Repurchase Program

In each of July 2023 and July 2024 our Board of Directors authorized a stock repurchase program which enabled us to repurchase up to $1 billion in the aggregate of our outstanding common stock. In May 2025, our Board of Directors authorized a stock repurchase program which enabled us to repurchase up to $1.5 billion in the aggregate of our outstanding common stock. Our authority to repurchase shares under the program continues until the one-year anniversary of the Board's authorization, unless earlier terminated by the Board. During 2025, 2024 and 2023, we repurchased 12.3 million, 10.6 million and 8.4 million shares of common stock for approximately $1,037.5 million, $736.0 million and $474.1 million, respectively.

Other Comprehensive Loss

Accumulated other comprehensive loss balances, net of tax consists of the following (in millions):

	Foreign Currency Translation	Defined Benefit Obligation	Accumulated Other Comprehensive Loss
Balance, December 31, 2023	$ (424.5)	$ (1.8)	$ (426.3)
Net current period other comprehensive (loss) income (1)	(115.1)	0.2	(114.9)
Balance, December 31, 2024	$ (539.6)	$ (1.6)	$ (541.2)
Net current period other comprehensive income (loss) (1)	255.6	(8.6)	247.0
Balance, December 31, 2025	$ (284.0)	$ (10.2)	$ (294.2)

(1) Amounts are reported net of tax. Tax effects were immaterial.

Note 12—Variable Interest Entity

On July 15, 2021 (the "Effective Date"), we entered into an agreement whereby we obtained an 80.2% interest in DomaniRx, LLC ("DomaniRx"), a variable interest entity under GAAP. The purpose of DomaniRx is to develop a contemporary, cloud-native platform to support the operation of a full service pharmacy benefits manager. At formation, we contributed cash, a non-exclusive license of our claims processing platform known as RxNova and assigned a services agreement we have with one of the other parties in the agreement. The other parties contributed cash and other intangible assets at formation. We will perform development work, day-to-day management, services related to the fulfillment of the assigned services agreement and certain shared services under subcontract with DomaniRx in exchange for market-based fees.

In addition to the initial contributions, each member of the agreement is responsible for future additional cash capital contributions in accordance with each member's ownership interest in DomaniRx at the time of the call. Our additional cash capital contribution is up to $240.6 million. We are then solely responsible for a further development cost overage of up to $100.0 million for no additional ownership interest.

We have the power to direct the majority of the activities of DomaniRx that most significantly impact its economic performance, the obligation to absorb losses and the right to receive benefits from DomaniRx. Accordingly, we determined that we are the primary beneficiary of DomaniRx and consolidate its results.

During the year ended December 31, 2024, the Board of DomaniRx authorized a mandatory additional capital contribution in accordance with each member's ownership interest in DomaniRx in the amount of $75.0 million. Our cash capital contribution during the year ended December 31, 2024 was $60.2 million.

During the year ended December 31, 2025, the Board of DomaniRx authorized a distribution of funds in accordance with each member's ownership interest in DomaniRx in the amount of $109.9 million. Of the total distribution, $21.8 million was distributed to the noncontrolling interests and we retained $88.1 million.

The carrying value of the assets and liabilities associated with DomaniRx included in the Consolidated Balance Sheets as of December 31, 2025 and 2024, which are limited for use in its operations and do not have recourse against our general credit or our senior secured credit facilities (in millions), are as follows:

	December 31,	
	2025	2024
Assets:		
Cash and cash equivalents	$ 28.4	$ 155.2
Prepaid expenses and other current assets	0.5	0.9
Intangible assets	232.7	217.6
Other assets	12.0	2.4
Liabilities:		
Other liabilities	1.1	1.1

Note 13—Revenue

Deferred revenues primarily represent unrecognized fees billed or collected for maintenance and professional services. Deferred revenues are recognized as (or when) we perform under the contract. Long-term deferred revenue of $42.1 million and $42.4 million, was included in other long-term liabilities as of December 31, 2025 and 2024, respectively, in our consolidated balance sheet. Deferred revenues are recorded on a net basis with contract assets at the contract level. Accordingly, as of December 31, 2025 and 2024, approximately $71.7 million and $72.3 million, respectively, of deferred revenue is presented net within contract assets arising from the same contracts. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $481.7 million for the year ended December 31, 2025.

As of December 31, 2025, revenue of approximately $1,051.5 million is expected to be recognized from remaining performance obligations for license, maintenance and related revenues, of which $547.9 million is expected to be recognized over the next twelve months and the remainder is expected to be recognized over a weighted average period of approximately two years.

Revenue Disaggregation

The following table disaggregates our revenues by geography (in millions):

	Year Ended December 31,		
	2025	2024	2023
Americas	$ 4,654.0	$ 4,409.6	$ 4,126.8
Europe, Middle East and Africa	1,274.2	1,166.6	1,096.2
Asia-Pacific	344.0	305.8	279.8
Total	**$ 6,272.2**	**$ 5,882.0**	**$ 5,502.8**

Revenue recognized from customers in the United States was $4,208.1 million, $4,067.6 million and $3,804.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table disaggregates our revenues by source (in millions):

	Year Ended December 31,		
	2025	2024	2023
Software-enabled services	$ 5,211.1	$ 4,840.3	$ 4,488.3
Maintenance and term licenses	912.5	892.1	873.7
Professional services	103.8	97.0	110.2
Perpetual licenses	44.8	52.6	30.6
Total	**$ 6,272.2**	**$ 5,882.0**	**$ 5,502.8**

Note 14—Stock-based Compensation

In March 2025, our Board of Directors adopted the Second Amended and Restated 2023 Stock Incentive Plan (the "Second A&R 2023 Plan"), which became effective in May 2025 upon stockholder approval. The Second A&R 2023 Plan was adopted to increase the shares available for equity by an additional 6.0 million shares. In April 2024, our Board of Directors adopted the Amended and Restated 2023 Stock Incentive Plan (the "Amended 2023 Plan"), which became effective in May 2024 upon stockholder approval. The Amended 2023 Plan was adopted to increase the shares available for equity by an additional 2.6 million shares. In March 2023, our Board of Directors adopted the 2023 Stock Incentive Plan (the "2023 Plan"), which became effective in May 2023 upon stockholder approval and replaced, on a prospective basis, the Second Amended and Restated 2014 Stock Incentive Plan. The 2023 Plan was adopted to increase the shares available for equity by an additional 11.5 million shares.

In March 2019, our Board of Directors adopted the Second Amended and Restated 2014 Stock Incentive Plan, which amended and restated our Amended and Restated 2014 Stock Incentive Plan (the "Amended 2014 Plan") (together with the Amended 2014 Plan, the "2014 Plans"), which became effective in May 2019 upon stockholder approval. The 2014 Stock Option Plan authorized stock options to be granted for up to 6.0 million shares of our common stock. The Amended 2014 Plan was adopted with an initial share capacity of 24.0 million shares available for the grant of awards. The Amended 2014 Plan authorized the issuance of equity awards, including stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") and allowed the class of participants to include non-employee directors. The Second Amended and Restated 2014 Stock Incentive Plan was adopted to increase the shares available for equity awards by an additional 34.0 million shares.

Under the terms of the 2023 Plans and 2014 Plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on such date. Generally, awards expire ten years from the date of grant.

We generally settle RSUs, RSAs, stock appreciation rights ("SARs"), performance-based stock units ("PSUs"), and stock option exercises with newly issued common shares.

Restricted Stock Units

During the years ended December 31, 2025, 2024 and 2023, we granted RSUs which generally vest 1/3rd on the first anniversary of the grant and 1/4th of the remaining balance each six months thereafter for two years. We determine the fair value of RSUs with a service condition using the value of our common stock on the date of the grant. At December 31, 2025 and 2024, there was approximately $246.1 million and $196.2 million, respectively, of unearned non-cash stock-based compensation related to RSUs that we expect to recognize as expense over a remaining period of approximately 1.8 and 1.9 years, respectively.

Performance-based Stock Units

In March 2022, we granted performance-based stock units at a grant date fair value of $71.89 per share based on the value of our common stock on the date of the grant. During the year ended December 31, 2024, the Compensation Committee determined that the PSUs granted in March 2022 did not meet the threshold level of performance and were cancelled.

In 2025, 2024 and 2023, we granted performance-based stock units with a market condition at a grant date fair value of $97.28, $67.87 and $63.50, respectively, estimated using a Monte Carlo simulation model as of the date of the grant using an average of implied and historical volatility. These awards include established annual earnings per share growth targets and will measure performance against the target over the 3-year performance period. Performance is measured relative to a 3-year average annual growth rate that is established at the beginning of the cycle and held constant. Participants will only be entitled to receive any portion of the PSUs that are earned if they remain employed through the final determination of the satisfaction of these performance goals. The actual number of units that will be issued ranges from zero, if the threshold level of performance is not achieved, to 200% of the targeted number of units, if the annual growth rate meets or exceeds a specified level. The ultimate payout of the PSUs is also subject to a relative total shareholder return ("TSR") performance modifier, with the ultimate payout level adjusted upwards or downwards up to 20% (subject to the maximum 200% payout); however, no upward modifier will be applied if the Company's absolute TSR is negative for the 3-year performance period. During the year ended December 31, 2025, we recorded an additional $26.0 million of stock-based compensation expense relating to the 2023 and 2024 PSUs that are estimated to vest at the maximum payout. As of December 31, 2025 and 2024, there was approximately $32.8 million and $21.3 million, respectively, of unearned non-cash stock-based compensation related to the 2025, 2024 and 2023 PSUs that we expect to recognize over a remaining period of approximately 1.5 years and 1.8 years, respectively.

For the PSUs with a market condition valued using the Monte Carlo simulation model, we used the following weighted-average assumptions:

| | **PSUs** | | |
	2025	2024	2023
Expected life (years)......................	2.9	2.9	2.8
Expected volatility..........................	23.1%	23.9%	27.4%
Risk-free interest rate	4.2%	4.5%	4.6%
Expected dividend yield.................	1.1%	1.5%	1.4%

Time-based Stock Options

Time-based stock options generally vest 25% on the first anniversary of the grant date and 1/36th of the remaining balance each month thereafter for 36 months. Time-based stock options granted during 2025, 2024 and 2023 have a weighted-average grant date fair value of $20.02, $17.11 and $17.54 per share, respectively, based on the Black-Scholes option pricing model. Compensation expense is recorded on a straight-line basis over the requisite service period. The fair value of time-based stock options vested during the years ended December 31, 2025, 2024 and 2023 was approximately $44.7 million, $61.2 million and $86.9 million, respectively. At December 31, 2025 and 2024, there was approximately $57.4 million and $71.4 million, respectively, of unearned non-cash stock-based compensation related to time-based stock options that we expect to recognize as expense over a weighted-average remaining period of approximately 2.4 years and 2.3 years, respectively.

Performance-based Stock Options

In March and December 2021, we granted performance-based stock options ("PSOs"). These awards include established annual earnings per share growth targets and will measure performance against the target over the 3-year performance period. Performance is measured relative to a 3-year average annual growth rate that is established at the beginning of the cycle and held constant. Participants will only be entitled to receive any portion of the PSOs that are earned if they remain employed through the final determination of the satisfaction of these performance goals. The actual number of options to be issued ranges from zero, if the threshold level of performance is not achieved, to 200% of the targeted number of options, if the annual growth rate meets or exceeds a specified level. During the year ended December 31, 2025, 81.8% of the December 2021 PSOs vested. During the year ended December 31, 2024, 79.2% of the March 2021 PSOs vested. At December 31, 2025, there was no unearned non-cash stock-based compensation expense related to PSOs. At December 31, 2024, there was $3.8 million of unearned non-cash stock-based compensation related to PSOs that we expect to recognize as expense over a remaining period of approximately 0.2 years.

For the stock-options valued using the Black-Scholes option-pricing model, we used the following weighted-average assumptions:

| | **Time-based stock options** | | |
	2025	2024	2023
Expected term to exercise (years)	4.0	4.0	4.0
Expected volatility...	23.0%	29.5%	34.6%
Risk-free interest rate	4.3%	4.3%	4.4%
Expected dividend yield...	1.1%	1.5%	1.4%

Total Stock Options, RSUs and PSUs

The amount of stock-based compensation expense recognized in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023 was as follows (in millions):

Consolidated Statements of Comprehensive Income Classification	Year Ended December 31,								
	2025			2024			2023		
	Options	RSUs, PSUs	Total	Options	RSUs, PSUs	Total	Options	RSUs, PSUs	Total
Cost of software-enabled services	$ 14.1	$ 71.5	$ 85.6	$ 27.8	$ 43.1	$ 70.9	$ 34.4	$ 22.6	$ 57.0
Cost of license, maintenance and other related	1.5	7.2	8.7	3.2	4.8	8.0	4.5	2.3	6.8
Total cost of revenues	**15.6**	**78.7**	**94.3**	**31.0**	**47.9**	**78.9**	**38.9**	**24.9**	**63.8**
Selling and marketing	14.4	43.7	58.1	17.1	18.3	35.4	19.7	9.3	29.0
Research and development	7.3	35.2	42.5	12.2	17.6	29.8	13.9	7.5	21.4
General and administrative	11.5	51.3	62.8	24.0	35.2	59.2	28.1	17.1	45.2
Total operating expenses	**33.2**	**130.2**	**163.4**	**53.3**	**71.1**	**124.4**	**61.7**	**33.9**	**95.6**
Total stock-based compensation expense	**$ 48.8**	**$ 208.9**	**$ 257.7**	**$ 84.3**	**$ 119.0**	**$ 203.3**	**$ 100.6**	**$ 58.8**	**$ 159.4**

The associated future income tax benefit recognized was $41.7 million, $37.0 million and $30.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, the amount of cash received from the exercise of stock options was $425.5 million, with an associated tax benefit from stock awards realized of $92.5 million. The intrinsic value of stock options and SARs exercised during the year ended December 31, 2025 was approximately $234.3 million. For the year ended December 31, 2024, the amount of cash received from the exercise of stock options was $355.1 million, with an associated tax benefit from stock awards realized of $58.5 million. The intrinsic value of stock options and SARs exercised during the year ended December 31, 2024 was approximately $198.5 million. For the year ended December 31, 2023, the amount of cash received from the exercise of stock options was $115.4 million, with an associated tax benefit from stock awards realized of $28.9 million. The intrinsic value of stock options and SARs exercised during the year ended December 31, 2023 was approximately $84.2 million.

The following table summarizes stock option and SAR activity as well as RSU and PSU activity as of and for the years ended December 31, 2025, 2024 and 2023 (share data in millions):

| | Stock Options and SARs | | PSUs and RSUs | |
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2022	**43.6**	**$ 55.91**	**3.4**	**$ 58.71**
Granted	0.6	$ 58.75	1.4	$ 58.54
Cancelled/forfeited	(1.9)	$ 68.89	(0.6)	$ 66.09
Exercised	(3.5)	$ 33.49	—	$ —
Vested	—	$ —	(0.7)	$ 52.72
Outstanding at December 31, 2023	**38.8**	**$ 57.38**	**3.5**	**$ 59.04**
Granted	2.0	$ 65.83	3.5	$ 65.04
Cancelled/forfeited	(1.6)	$ 71.97	(1.1)	$ 67.61
Exercised	(7.9)	$ 45.36	—	$ —
Vested	—	$ —	(1.1)	$ 54.77
Outstanding at December 31, 2024	**31.3**	**$ 60.22**	**4.8**	**$ 62.69**
Granted	1.8	$ 88.76	2.9	$ 88.07
Cancelled/forfeited	(1.0)	$ 76.39	(0.4)	$ 70.81
Exercised	(7.8)	$ 54.94	—	$ —
Vested	—	$ —	(2.3)	$ 61.01
Outstanding at December 31, 2025	**24.3**	**$ 63.39**	**5.0**	**$ 77.88**

The following table summarizes information about vested stock options outstanding that are currently exercisable and stock options outstanding that are exercisable and expected to vest at December 31, 2025:

| Outstanding, Vested Stock Options Currently Exercisable | | | | Outstanding Stock Options Exercisable and Expected to Vest | | | |
Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
(In millions)		(In millions)	(Years)	(In millions)		(In millions)	(Years)
20.7	$ 61.46	$ 537.6	4.51	24.3	$ 63.39	$ 587.0	5.08

Note 15—Benefit Plans

We sponsor defined contribution plans that cover our domestic and international employees. During the years ended December 31, 2025, 2024 and 2023, we incurred $116.4 million, $122.9 million and $117.5 million, respectively, of employer contribution expenses under these plans. Additionally, we sponsor a defined benefit pension plan in the UK, which has total assets of $16.1 million and a net asset of $2.8 million as of December 31, 2025. The defined benefit pension plan we sponsor had total assets of $14.8 million and a net asset of $2.3 million as of December 31, 2024. We also sponsor unfunded defined benefit pension plans in India which have a total liability of $22.6 million as of December 31, 2025.

Note 16—Basic and Diluted Earnings per Share

Earnings per share ("EPS") is calculated in accordance with the relevant standards. Basic EPS includes no dilution and is computed by dividing income available to our common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options, SARs, RSUs and PSUs using the treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if the effect of including such common equivalent shares would be anti-dilutive because their total assumed proceeds exceed the average fair value of common stock for the period. We have two classes of common stock, each with identical participation rights to earnings and liquidation preferences, and therefore the calculation of EPS as described above is identical to the calculation under the two-class method.

The following table sets forth the computation of basic and diluted EPS (in millions, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Net income attributable to SS&C common stockholders	$ 796.9	$ 760.5	$ 607.1
Shares attributable to SS&C:			
Weighted-average common shares outstanding – used in calculation of basic EPS	244.3	246.4	248.3
Weighted-average common stock equivalents – stock options and restricted shares	8.8	7.4	6.2
Weighted-average common and common equivalent shares outstanding – used in calculation of diluted EPS	**253.1**	**253.8**	**254.5**
Earnings per share attributable to SS&C common stockholders – Basic	$ 3.26	$ 3.09	$ 2.45
Earnings per share attributable to SS&C common stockholders – Diluted	$ 3.15	$ 3.00	$ 2.39

Weighted-average stock options, SARs, RSUs and PSUs representing 4.8 million, 14.2 million and 23.4 million shares were outstanding for the years ended December 31, 2025, 2024 and 2023, respectively, but were not included in the computation of diluted EPS because the effect of including them would be anti-dilutive.

Note 17—Income Taxes

The sources of income before income taxes were as follows (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
U.S.	$ 697.5	$ 698.7	$ 751.6
Foreign	277.3	195.0	106.1
Income before income taxes	**$ 974.8**	**$ 893.7**	**$ 857.7**

The income tax provision consists of the following (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ 80.4	$ 128.0	$ 194.4
Foreign	70.4	77.4	63.7
State	42.7	42.0	73.9
Total current income tax provision	**193.5**	**247.4**	**332.0**
Deferred:			
Federal	0.1	(67.7)	(53.9)
Foreign	(12.2)	(14.9)	(20.8)
State	(5.3)	(32.8)	(8.2)
Total deferred income tax (benefit) provision	**(17.4)**	**(115.4)**	**(82.9)**
Total income tax provision	**$ 176.1**	**$ 132.0**	**$ 249.1**

Beginning in 2025 annual reporting, as described in Note 2, we adopted ASU 2023‑09, *Improvements to Income Tax Disclosures*, prospectively. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows (in millions, except percentages):

	Year Ended December 31,	
	2025	
	Amount	Percent
U.S. federal statutory tax rate	$ 204.7	21.0%
State and local income taxes, net of federal income tax effect [1]	29.4	3.0
Foreign tax effects		
Malta		
Interest expense	(11.5)	(1.2)
Other	(0.8)	(0.1)
Other foreign jurisdictions	4.7	0.5
Effect of cross-border tax laws		
Global Intangible Low-Taxed Income and Subpart F	29.7	3.0
Other	(5.4)	(0.6)
Tax credits		
Research and development tax credits	(22.8)	(2.3)
Foreign tax credits	(15.7)	(1.6)
Nontaxable or nondeductible items		
Stock based compensation	(28.6)	(2.9)
Officers compensation	17.7	1.8
Other	(0.2)	—
Changes in unrecognized tax benefits	(21.7)	(2.2)
Other adjustments	(3.4)	(0.3)
Effective tax rate	$ 176.1	18.1%

(1) State and local taxes in New York, New York City, Illinois, and California for 2025 made up the majority (greater than 50 percent) of the tax effect in this category.

The reconciliation between the expected tax expense and the actual tax provision computed by applying the U.S. federal corporate income tax rate of 21% to income before income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 is as follows (in millions):

	Year Ended December 31,	
	2024	2023
Computed "expected" tax expense	$ 187.7	$ 180.1
Increase (decrease) in income tax expense resulting from:		
State income taxes (net of federal income tax benefit)	7.2	51.9
Foreign operations	15.6	34.6
Effects of stock based compensation	(19.4)	(5.5)
Effect of valuation allowance	(6.6)	(17.2)
Uncertain tax positions	(32.4)	19.2
Tax credits	(16.9)	(13.3)
Other	(3.2)	(0.7)
Provision for income taxes	$ 132.0	$ 249.1

On July 4, 2025, the One Big Beautiful Bill Act ("OB3") was enacted in the United States. The OB3 includes a broad range of tax reform provisions for businesses, including extensions of key provisions of the 2017 Tax Cuts and Jobs Act, modifications to the international tax framework, and restoration of favorable tax treatment for certain business provisions. Certain provisions of the legislation became effective in 2025 while others are effective in 2026. The most significant tax provisions impacting our consolidated financial statements include the accelerated expensing of research and development costs incurred in the United States for tax years beginning after December 31, 2024, and 100% bonus depreciation for qualified property acquired and placed in service after January 19, 2025. The legislation did not have a material impact on our provision for income taxes in 2025. We will continue to evaluate the future impact of OB3 on our 2026 and subsequent consolidated financial statements.

Beginning in 2025 annual reporting, as described in Note 2, we adopted ASU 2023‑09, *Improvements to Income Tax Disclosures*, prospectively. Cash paid for income taxes, net of refunds, for the year ended December 31, 2025 is as follows (in millions):

	Year Ended December 31,
	2025
U.S. federal	$ **111.5**
U.S. state and local	**34.1**
Foreign	
Luxembourg	24.6
United Kingdom	15.3
Other foreign jurisdictions	33.9
Total foreign	**73.8**
Total income taxes paid	$ **219.4**

The components of deferred tax (liabilities) assets at December 31, 2025 and 2024 are as follows (in millions):

	Year Ended December 31,	
	2025	2024
Deferred tax liabilities:		
Depreciable and amortizable property	$ (882.4)	$ (764.2)
Investments	(174.4)	(170.6)
Leases	(53.4)	(48.0)
Other	(13.0)	(12.0)
Total deferred tax liabilities	**(1,123.2)**	**(994.8)**
Deferred tax assets:		
Net operating loss carryforwards	87.8	68.3
Deferred compensation	78.6	87.2
Tax credit carryforwards	36.0	35.1
Interest expense carryforwards	39.8	43.1
Accrued expenses	15.4	2.1
Leases	59.7	54.7
Other	36.2	39.7
Total deferred tax assets	**353.5**	**330.2**
Valuation allowance	(47.6)	(38.4)
Deferred tax assets, net of valuation allowance	**305.9**	**291.8**
Net deferred tax liabilities	$ **(817.3)**	$ **(703.0)**

At December 31, 2025 and 2024, we had accrued a deferred income tax liability for foreign withholding taxes of $10.3 million and $9.6 million, respectively, on the unremitted earnings of our major Canadian subsidiary and certain unconsolidated foreign affiliates we do not control and whose earnings cannot be considered permanently reinvested. We have not accrued any deferred income taxes for withholding, foreign local or U.S. state income taxes on the unremitted earnings of other foreign subsidiaries as those earnings are permanently reinvested.

At December 31, 2025, we have domestic federal net operating loss carryforwards of $42.3 million, which will begin to expire in 2027 and state net operating loss carryforwards of $98.3 million, which will begin to expire in 2026. At December 31, 2025, we have foreign net operating loss carryforwards of $292.1 million, of which $278.2 million can be carried forward indefinitely. The remaining $13.9 million will begin to expire in 2026.

At December 31, 2025, we have tax credit carryforwards of $36.0 million relating to domestic and foreign jurisdictions, of which $15.3 million relate to domestic tax credits that are expected to be utilized before they begin to expire in 2026, $16.8 million relate to domestic tax credits that are not expected to be utilized before they begin to expire in 2026, $3.2 million relate to foreign jurisdictions that are expected to be utilized before they begin to expire in 2027 and $0.7 million relate to foreign jurisdictions that are not expected to be utilized before they begin to expire in 2027. The domestic credits consist primarily of federal and state research and development credits and foreign tax credits, while the foreign credits consist primarily of research and development credits and foreign tax credits in various jurisdictions and minimum alternative tax credit carryforwards related to our India operations.

A valuation allowance is recorded against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We have recorded valuation allowances of $47.6 million and $38.4 million at December 31, 2025 and 2024, respectively, related primarily to certain foreign and state net operating loss carryforwards and tax credit carryforwards. Of the $47.6 million valuation allowance recorded at December 31, 2025, $8.6 million relates to foreign attribute carryforwards that do not expire. The change in the valuation allowance from 2024 to 2025 is primarily due to an increase in valuation allowance on net operating loss and tax credit carryforwards.

The following table summarizes the activity related to our unrecognized tax benefits for the years ended December 31, 2025 and 2024 (in millions):

Balance at December 31, 2023	$ **142.0**
Increases related to current year tax positions	10.2
Increases related to prior tax positions	25.0
Decreases related to prior tax positions	(23.2)
Lapse in statute of limitation	(35.3)
Foreign exchange translation adjustment	(0.2)
Balance at December 31, 2024	$ **118.5**
Increases related to current year tax positions	8.4
Increases related to prior tax positions	0.8
Decreases related to prior tax positions	(4.1)
Lapse in statute of limitation	(22.7)
Foreign exchange translation adjustment	(0.3)
Balance at December 31, 2025	$ **100.6**

We recorded net benefits of $6.9 million and $12.9 million for potential penalties and interest on the unrecognized tax benefits during 2025 and 2024, respectively, and have recorded a total liability for potential penalties and interest, including penalties and interest related to unrecognized tax benefits, of $7.2 million and $16.1 million at December 31, 2025 and 2024, respectively. Our unrecognized tax benefits decreased from 2024 to 2025 due to a lapse in the statute of limitations for certain domestic tax filings and a decrease in prior year tax positions, offset partially by an increase in current year tax positions. Our unrecognized tax benefits decreased from 2023 to 2024 due to a lapse in the statute of limitations for certain domestic and foreign tax filings, offset partially by an increase in current and prior year tax positions. Our unrecognized tax benefits as of December 31, 2025 relate to domestic and foreign taxing jurisdictions and are recorded in other long-term liabilities on our Consolidated Balance Sheet at December 31, 2025.

Our U.S. federal income tax returns are currently under audit for tax years 2018 and 2019, while tax years 2022 through 2025 remain subject to examination. Various tax years from 2012 through 2025 are under, or are subject to, various state and foreign income tax examinations by taxing authorities.

Note 18—Commitments and Contingencies

From time to time, we are subject to legal proceedings and claims. In our opinion, we are not involved in any litigation or proceedings that would have a material adverse effect on us or our business.

Note 19—Segment and Geographic Information

We operate in one operating segment and one reportable segment. Our CODM is our president and chief operating officer, who reviews financial information presented on a consolidated basis. Our CODM uses consolidated net income as the sole measure of segment profit or loss and to decide how to make resource allocation decisions. Significant segment expenses include cost of software-enabled services revenue cost of license, maintenance and related revenues, selling and marketing, research and development, and general and administrative expenses. For these significant and other segment expenses incurred during the years ended December 31, 2025, 2024 and 2023, refer to our Statements of Comprehensive Income.

Our geographic regions consist of the (a) Americas, (b) Europe, Middle East and Africa and (c) Asia Pacific.

Long-lived assets, primarily consisting of property, plant and equipment, net, were as follows as of December 31 (in millions):

	2025	2024	2023
Americas	$ 191.3	$ 222.4	$ 244.0
Europe, Middle East and Africa	83.2	67.1	63.9
Asia-Pacific	20.8	18.2	15.0
Total	**$ 295.3**	**$ 307.7**	**$ 322.9**

Long-lived assets in the United States totaled $185.5 million, $214.9 million and $236.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 20—Subsequent Events

Dividend Declared

On February 19, 2026, our Board of Directors declared a quarterly cash dividend of $0.27 per share of common stock payable on March 16, 2026 to stockholders of record as of the close of business on March 2, 2026.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: 1) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are made in accordance with management and board of director authorization; and 3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. In October 2025, we acquired the assets of Colossus Topco Limited, the parent company of Calastone Limited and its subsidiaries (collectively "Calastone"). Management has excluded Calastone from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by us in a purchase business combination during 2025. Calastone and its related entities are our wholly-owned subsidiaries whose total assets and total revenues each represent less than 1% of the Consolidated Financial Statement amounts as of and for the year ended December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Incorporated by reference from the information in our proxy statement for the 2026 annual meeting of stockholders, which we intend to file within 120 days after the end of the fiscal year to which this annual report on Form 10-K relates.

Item 11. *EXECUTIVE COMPENSATION*

Incorporated by reference from the information in our proxy statement for the 2026 annual meeting of stockholders, which we intend to file within 120 days after the end of the fiscal year to which this annual report on Form 10-K relates.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Incorporated by reference from the information in our proxy statement for the 2026 annual meeting of stockholders, which we intend to file within 120 days after the end of the fiscal year to which this annual report on Form 10-K relates.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Incorporated by reference from the information in our proxy statement for the 2026 annual meeting of stockholders, which we intend to file within 120 days after the end of the fiscal year to which this annual report on Form 10-K relates.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Incorporated by reference from the information in our proxy statement for the 2026 annual meeting of stockholders, which we intend to file within 120 days after the end of the fiscal year to which this annual report on Form 10-K relates.

PART IV

Item 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report.

(1) Financial Statements — See Index to Financial Statements in Item 8 of this Report.

(2) Financial Statement Schedules — All financial statement schedules are not submitted because they are not applicable, not required or the information is included in our Consolidated Financial Statements.

(3) Exhibits — See the Exhibit listing below.

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed on August 5, 2016 (File No. 001-34675)
3.2	Second Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on November 22, 2022 (File No. 001-34675)
4.1	Indenture, dated as of March 28, 2019, among SS&C Technologies, Inc., SS&C Technologies Holdings, Inc., the other guarantors party thereto and Wilmington Trust, National Association, as trustee is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on March 28, 2019 (File No. 001-34675)
4.2	Form of 5.500% Senior Notes due 2027 is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on March 28, 2019 (File No. 001-34675)
4.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 in incorporated herein by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K, filed on February 28, 2020 (File No. 001-34675)
10.1	Credit Agreement, dated as of July 8, 2015, by and among SS&C Technologies Holdings, Inc., SS&C Technologies, Inc., SS&C European Holdings S.a R.L, SS&C Technologies Holdings Europe S.a R.L., certain of SS&C's

	subsidiaries, Deutsche Bank AG New York Branch and certain Lenders and L/C Issuers party thereto is incorporated herein by reference to Exhibit 10.2 of the Registrants Current Report on Form 8-K, filed on July 8, 2015 (File No. 001-34675)
10.2	Amendment No. 1 to the Credit Agreement, dated as of March 2, 2017, by and among SS&C Technologies Holdings, Inc., SS&C Technologies, Inc., SS&C European Holdings S.a R.L, SS&C Technologies Holdings Europe S.a R.L., certain of SS&C's subsidiaries, Deutsche Bank AG New York Branch and certain Lenders and L/C Issuers party thereto is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on March 6, 2017 (File No. 001-34675)
10.3	Second Amendment to Credit Agreement, dated as of March 9, 2018, among SS&C Technologies Holdings, Inc., SS&C Technologies, Inc., SS&C European Holdings S.a R.L, SS&C Technologies Holdings Europe S.a R.L., the Company's other subsidiaries party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the lenders and L/C issuers party thereto (Exhibit A thereto is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on April 16, 2018 (File No. 001-34675))
10.4	Commitment Increase Amendment, dated as of October 1, 2018, among SS&C Technologies Holdings, Inc., certain of its subsidiaries and Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on October 5, 2018 (File No. 001-34675)
10.5	Commitment Increase Amendment, dated as of November 16, 2018, among SS&C Technologies Holdings, Inc., certain of its subsidiaries, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and Deutsche Bank AG New York Branch, as lender
10.6	Stockholders Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.5 to SS&C Technologies, Inc's Registration Statement on Form S-4, as amended (File No. 333-135139) (the "2006 Form S-4")
10.7	Amendment No. 1, dated April 22, 2008, to the Stockholders Agreement dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-143719) (the "2008 Form S-1")
10.8	Amendment No. 2, dated March 2, 2010, to the Stockholders Agreement dated as of November 23, 2005, as amended by Amendment No. 1 to the Stockholders Agreement dated April 22, 2008, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.'s Current Report on Form 8-K, filed on March 2, 2010 (File No. 000-28430) (the "March 2, 2010 8-K")
10.9	Amendment No. 3, dated March 10, 2011, to the Stockholders Agreement dated as of November 23, 2005, as amended by Amendment No. 1 to the Stockholders Agreement dated April 22, 2008, and Amendment No. 2 to the Stockholders Agreement dated March 2, 2010, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.35 to SS&C Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 000-28430)
10.10	Registration Rights Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Investors (as defined therein) is incorporated herein by reference to Exhibit 10.6 to the 2006 Form S-4
10.11	Registration Rights Agreement, dated as of November 16, 2018, by and between the Impala Private Holdings I, LLC and SS&C Technologies Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 16, 2018 (File No. 001-34675)
10.12†	Employment Agreement, dated as of March 11, 2010, by and among William C. Stone, the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.27 to the 2010 Form S-1
10.13†	First Amended and Restated Employment Agreement, dated as of March 31, 2015, between SS&C Technologies Holdings, Inc. and William C. Stone is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed on April 1, 2015 (File No. 001-34675)
10.14†	Offer Letter dated July 1, 2023, between Brian N. Schell and SS&C Technologies Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-34675)
10.15†	Form of Director Indemnification Agreement is incorporated herein by reference to Exhibit 10.35 to the 2010 Form S-1

10.16†	2006 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.'s Current Report on Form 8-K, filed on August 15, 2006 (File No. 000-28430) (the "August 15, 2006 8-K")
10.17†	Forms of 2006 Equity Incentive Plan Amended and Restated Stock Option Grant Notice and Amended and Restated Stock Option Agreement are incorporated herein by reference to Exhibit 10.2 to the March 2, 2010 8-K
10.18†	Form of Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to the August 15, 2006 8-K
10.19†	2008 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.26 to the 2008 Form S-1
10.20†	Form of 2008 Stock Incentive Plan Stock Option Grant Notice and Stock Option Agreement is incorporated herein by reference to Exhibit 10.26 to the 2010 Form S-1
10.21†	Form of Restricted Stock Award Agreement under 2006 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2013 (File No. 001-34675)
10.22†	SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan, adopted effective May 15, 2019, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, filed on August 2, 2019 (File No. 001-34675)
10.23†	SS&C Technologies Holdings, Inc. Executive Bonus Plan is incorporated herein by reference to Appendix B to the Company's definitive proxy statement on Schedule 14A, filed on April 16, 2014 (File No. 001-34675)
10.24†	Form of Stock Option Agreement under the SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-34675)
10.25†	Form of Restricted Stock Unit Award Agreement under the SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-34675)
10.26†	Form of Stock Option Grant Notice and Form of Stock Option Agreement under the SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-34675)
10.27†	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Award Agreement under the SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-34675)
10.28†	Form of Performance Stock Unit Grant Notice and Form of Performance Stock Unit Award Agreement under the SS&C Technologies Holdings, Inc. Second Amended and Restated 2014 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (File No. 001-34675)
10.29†	SS&C Technologies Holdings, Inc. 2023 Stock Incentive Plan, adopted effective May 17, 2023, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, filed on May 31, 2023 (File No. 333-272295)
10.30†	Form of Stock Option Grant Notice and Form of Stock Option Agreement for Executive Officers under the SS&C Technologies Holdings, Inc. 2023 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.30 to SS&C Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-34675)
10.31†	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Award Agreement for Executive Officers under the SS&C Technologies Holdings, Inc. 2023 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.31 to SS&C Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-34675)
10.32†	Form of Performance Stock Unit Grant Notice and Form of Performance Stock Unit Award Agreement for Executive Officers under the SS&C Technologies Holdings, Inc. 2023 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.32 to SS&C Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-34675)
10.33	First Repricing Amendment to the Credit Agreement, dated as of January 31, 2020, among SS&C Technologies Holdings, Inc., SS&C European Holdings S.a r.l., SS&C Technologies Holdings Europe S.a r.l., SS&C Financing LLC, Credit Suisse AG and Cayman Islands Branch is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-34675)

10.34	Incremental Joinder, dated as of March 22, 2022, among SS&C Technologies Holdings, Inc., SS&C Technologies, Inc., SS&C Financing LLC, SS&C European Holdings S.à R.L., the other guarantors party thereto, the Term B-6 Lenders party thereto, the Term B-7 Lenders party thereto and Credit Suisse AG, Cayman Islands Branch is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on March 22, 2022 (File No. 001-34675)
10.35	Revolving Facility Amendment, dated as of December 28, 2022, by and among certain of SS&C Technologies Holdings, Inc.'s subsidiaries, SS&C Technologies Holdings, Inc., the other guarantors from time to time party thereto, Credit Suisse AG, Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., and each lender from time to time party thereto is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on January 4, 2023 (File No. 001-34675)
10.36	SOFR Amendment to Credit Agreement, dated as of June 6, 2023, among SS&C Technologies, Inc., SS&C European Holdings S.a.R.L., SS&C Technologies Holdings Europe S.a.R.L., SS&C Financing LLC, Credit Suisse AG, Cayman Islands Branch, as term facilities administrative agent, and Morgan Stanley Senior Funding, Inc., as revolving facility administrative agent is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (File No. 001-34675)
10.37	First Supplemental Indenture, dated as of April 26, 2024, by and among SS&C Technologies, Inc., certain of SS&C Technologies Holdings, Inc.'s subsidiaries, as guarantors, and Wilmington Trust, National Association, as trustee is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-34675)
10.38	Indenture, dated as of May 9, 2024, among SS&C Technologies Inc., SS&C Technologies Holdings, Inc., the other guarantors party thereto and Wilmington Trust, National Association, as trustee is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on May 9, 2024 (File No. 001-34675)
10.39	Incremental Joinder & First Amendment to Credit Agreement, dated as of May 9, 2024, by and among SS&C Technologies, Inc., the other loan parties thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 9, 2024 (File No. 001-34675)
10.40†	SS&C Technologies Holdings, Inc. Amended and Restated 2023 Stock Incentive Plan, adopted effective May 29, 2024, is incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, filed on July 30, 2024 (File No. 333-281105)
10.41	Incremental Joinder to Credit Agreement, dated as of September 27, 2024, by and among SS&C Technologies, Inc., the lenders party thereto, the other loan parties thereto and Morgan Stanley Senior Funding, Inc., as term facilities administrative agent, is incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on October 1, 2024 (File No. 001-34675)
10.42	Incremental Joinder to Credit Agreement, dated as of October 14, 2025, by and among SS&C Technologies, Inc., the lenders party thereto, the other loan parties thereto and Morgan Stanley Senior Funding, Inc., as term facilities administrative agent, is incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on October 14, 2025 (File No. 001-34675)
10.43†	SS&C Technologies Holdings, Inc. Second Amended and Restated 2023 Stock Incentive Plan, adopted effective May 21, 2025, is incorporated by reference to Appendix B of the Registrant's Definitive Proxy Statement on Schedule 14A for the Registrants 2025 Annual Meeting of Stockholders, as filed with the Commission on April 3, 2025 (File No. 001-34675)
19*	SS&C Technologies Holdings, Inc. Securities Transaction Policy, effective as of October 22, 2025
21*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
31.1*	Certifications of the Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certifications of the Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of the Registrant's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1351, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished and not filed for purposes of sections 11 or 12 of the Securities Act and section 18 of the Exchange Act)
97	SS&C Technologies Holdings, Inc. Financial Statement Compensation Recoupment Policy, effective as of October 2, 2023 is incorporated herein by reference to Exhibit 97 to SS&C Technologies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-34675)

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with embedded linkbases Document.
101.REF*	XBRL Taxonomy Reference Linkbase.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement filed herewith in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

* Submitted electronically herewith.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2025 and 2024, (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023 and (v) Notes to Consolidated Financial Statements.

Item 16. *FORM 10-K SUMMARY*

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SS&C TECHNOLOGIES HOLDINGS, INC.

By: /s/ William C. Stone
William C. Stone
Chairman of the Board and Chief Executive Officer

Date: February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ William C. Stone William C. Stone	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ Brian N. Schell Brian N. Schell	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2026
/s/ Normand A. Boulanger Normand A. Boulanger	Director	February 26, 2026
/s/ Smita Conjeevaram Smita Conjeevaram	Director	February 26, 2026
/s/ Jonathan E. Michael Jonathan E. Michael	Director	February 26, 2026
/s/ Francesco Vanni d'Archirafi Francesco Vanni d'Archirafi	Director	February 26, 2026
/s/ David A. Varsano David A. Varsano	Director	February 26, 2026
/s/ Debra Walton-Ruskin Debra Walton-Ruskin	Director	February 26, 2026
/s/ Michael J. Zamkow Michael J. Zamkow	Director	February 26, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXECUTIVE OFFICERS

William C. Stone
Chairman of the Board and Chief Executive Officer

Rahul Kanwar
President and Chief Operating Officer

Brian N. Schell
Executive Vice President and Chief Financial Officer

Jason White
General Counsel and Chief Legal Officer

DIRECTORS

William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies Holdings, Inc.

Normand A. Boulanger
Vice Chairman, Former President and Chief Operating Officer
SS&C Technologies Holdings, Inc.

Smita Conjeevaram
(ret.) Chief Financial Officer – Credit Hedge Funds and
Deputy Chief Financial Officer – Credit Funds
Fortress Investment Group LLC

Jonathan E. Michael
(ret.) Chief Executive Officer, RLI Corp

Francesco Vanni d'Archirafi
Chairman of the Board, Euroclear Holding SA/NV and
Euroclear SA/NV, and Independent Board Member and
Chair of the Audit Committee of Mapfre S.A.

David A. Varsano
Chairman and Chief Executive Officer
Pacific Packaging Products

Debra Walton-Ruskin
(ret.) Chief Revenue Officer
London Stock Exchange Group

Michael J. Zamkow
(ret.) Partner
Goldman Sachs

ANNUAL MEETING

The Annual Meeting of Stockholders will be held virtually on Wednesday, May 20, 2026 at 9:00 a.m. eastern time at:
    www.virtualshareholdermeeting.com/SSNC2026

INVESTOR INFORMATION

For information on SS&C products and services, please call 800-234-0556. You may also obtain product information by accessing our website at www.ssctech.com.

STOCK LISTING INFORMATION

Symbol: SSNC on The Nasdaq Global Select Market

AUDITORS

PricewaterhouseCoopers LLP

TRANSFER AGENT

Equiniti Trust Company, LLC



SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
860-298-4500   fax: 860-298-4987
www.ssctech.com
email: InvestorRelations@sscinc.com